Form 10-K, Exhibit 13
period 1994-07-30
NEIMAN MARCUS GROUP INC
filed 1994-10-27
CIK 819539

EXHIBIT 13.1

                      THE NEIMAN MARCUS GROUP, INC.
                          1994 ANNUAL REPORT

                                  OUR MISSION


Our mission is to be the leading specialty retailer of fine merchandise to discerning, fashion-conscious customers from around the world. We will strive to exceed customer expectations for service, quality and value as we build upon our long-standing tradition of excellence. As we pursue this mission, we are guided by the following important values. * We will maintain an uncompromising commitment to quality and the highest levels of customer service in all of our businesses and endeavors. * We will adhere to the highest levels of integrity and ethical standards in dealing with all constituencies, including customers, suppliers and employees. * We will aspire to achieve a leadership position in every one of our operating businesses. * Our management decisions will emphasize long-term benefits to the value of our businesses, not short-term gains. * We will employ capable, motivated people; follow sound management practices; utilize new technology efficiently; and reinvest earnings and additional capital as required to grow our businesses and maintain the corporation's financial health. * We will strive to maximize the potential of all employees and maintain a professionally challenging work environment. * We will be socially and environmentally responsible and support worthwhile causes, especially in those communities in which we operate.

                            THE NEIMAN MARCUS GROUP



        A collection of distinctive specialty retailers serving discerning customers with a goal of exceeding their expectations. NEIMAN MARCUS. A world-renowned franchise with a long tradition of leadership in high fashion specialty retailing through 27 stores nationwide. NM DIRECT. A state-of-the-art direct marketing operation offering style and convenience through the pages of the Neiman Marcus and Horchow specialty catalogues. BERGDORF GOODMAN AND BERGDORF GOODMAN MEN. Stores known for elegance, sophistication and exclusive designer fashion at the world's preeminent retail location - Fifth Avenue and 58th Street in New York City. CONTEMPO CASUALS. A group of 247 contemporary shops offering fashion-forward apparel and accessories to young women across the country.




                               TABLE OF CONTENTS

 2 Letter to Shareholders  5 At-A-Glance  6 Neiman Marcus Stores  11 NM Direct

         12 Bergdorf Goodman  15 Contempo Casuals  16 Financial Section

              36 Shareholder Information 37 Directors and Officers

                               SHAREHOLDER LETTER




                          [PHOTO - SEE CAPTION BELOW]



THE NEIMAN MARCUS GROUP REMAINS COMMITTED TO MEETING THE NEEDS OF THE UPSCALE CUSTOMER

The businesses that comprise The Neiman Marcus Group turned in mixed performances in fiscal 1994. While we are pleased with the continuing strong results at Neiman Marcus Stores and NM Direct and are satisfied that lower earnings in 1994 at Bergdorf Goodman were the result of several unusual factors, we are very disappointed with the large operating loss at Contempo Casuals. However, we are optimistic that major restructuring activities at Contempo, which necessitated a $48.4 million charge in 1994, should result in improved future performance. This non-recurring factor, along with a positive outlook for earnings growth at Neiman Marcus, NM Direct and Bergdorf Goodman, gives us confidence that The Neiman Marcus Group can achieve significant profit improvement in the years ahead. * Total revenues for The Neiman Marcus Group in fiscal 1994 were $2.09 billion, a 3.8% increase over fiscal 1993. Comparable revenues increased 4.4%. Prior to the $48.4 million charge associated with restructuring activities at Contempo Casuals, operating earnings were $107.7 million, approximately the same as operating earnings of $108.8 million in the prior year, despite a significantly larger operating loss in 1994 at Contempo. Including the restructuring charge, The Neiman Marcus Group had operating earnings of $59.3 million in 1994. * Net earnings in 1994 were $15.9 million, down from $47.4 million in 1993. After preferred dividends, the net loss applicable to common shareholders for the year was 35 cents per share, compared to net earnings applicable to common shareholders of 48 cents per share in 1993. The restructuring charge reduced 1994 net earnings by $28.1 million, or 74 cents per common share.


       Robert J. Tarr, Jr., President and Chief Executive Officer (left)
                         and Richard A. Smith, Chairman

* Clearly, a turnaround at Contempo Casuals is the most serious challenge facing The Neiman Marcus Group. A lack of new fashion trends, reduced mall traffic and merchandising miscues have all impacted this business over the past several years. In 1994, Contempo had an operating loss, prior to the restructuring charge, of $37.0 million, $9.5 million of which was attributable to Pastille, a new retail concept Contempo had been testing. In 1993, the Contempo Division incurred an operating loss of $14.1 million, $10.5 million of which was attributable to Pastille. Fiscal 1994 revenues at the Contempo Division declined 13.1% to $303.4 million, with comparable revenues decreasing 12.5%. * A number of steps were taken over the past year to reverse this deterioration in Contempo's operating performance, including the closing of all 39 Pastille stores and 40 under-performing Contempo stores as well as other actions designed to reduce ongoing expenses and return the business to profitability. These actions included the closing of Contempo's Hong Kong buying office and the elimination of its in-house production department. The majority of these cost-cutting measures were completed by the end of fiscal 1994. * The losses at Contempo over the past few years have masked a very strong performance trend at the Neiman Marcus Division. This division - which includes Neiman Marcus Stores and NM Direct - achieved exceptional results in 1994, with operating earnings rising 21.1% to $148.2 million. This represents the third consecutive year of earnings improvement in excess of 20% for the Neiman Marcus Division. Operating margins also improved in 1994 to 9.5% from 8.5% in 1993. Total revenues grew 7.7% to $1.56 billion, with revenues at Neiman Marcus Stores increasing 7.6% and revenues at NM Direct rising 8.2%.


DISTINCTIVE MERCHANDISE AND UNEQUALLED CUSTOMER SERVICE ARE THE CORNERSTONES OF OUR STRATEGY

* The improvement at Neiman Marcus Stores is the result of a number of strategic initiatives implemented over the past few years, including extensive store remodelings, an increased level of in-store events and advertising activity, an expansion of assortments in the career and casual merchandise categories, and an increased emphasis on opening price point merchandise. These efforts, designed to attract new customers, are expanding the Neiman Marcus customer base while we continue to provide the same exclusive merchandise and unsurpassed service to our core clientele. Year-over-year increases in transaction volume as well as steady growth in average sale amounts indicate that we are succeeding in this objective. Higher finance charge income due to a change in the credit card terms offered to Neiman Marcus customers has also contributed to the division's improved performance. * At NM Direct, an increase in the number of transactions, an improved operating expense rate and higher gross margins culminated in significantly higher operating earnings for the year. * Revenues at Bergdorf Goodman rose 4.7% to $229.5 million in 1994, with both the original Bergdorf Goodman store and Bergdorf Goodman Men achieving respectable gains. However, a higher level of markdowns and a charge for the LIFO inventory accounting method caused operating earnings to decline to $10.3 million from $12.8 million last year. The elevated markdown level was due in part to reduced traffic at both stores, reflecting the opening of a major new competitor
                                  3
in the fall and poor weather conditions in the winter and early spring. However, business rebounded toward the end of the year, and we are confident that Bergdorf's profit margins will improve in 1995. * Future expansion plans for The Neiman Marcus Group include three new Neiman Marcus stores, the first of which is scheduled to open in Short Hills, New Jersey in August 1995. This will be followed by openings of new stores in King of Prussia, Pennsylvania and Paramus, New Jersey in calendar 1996. * As a result of this new store construction and continuing renovation work, capital expenditures will increase in 1995 to about $100 million. Capital expenditures in 1994 totaled $65.1 million, $15 million of which was used to expand NM Direct's telemarketing and fulfillment facility. * The bulk of our major store renovation program is now behind us, although ongoing remodeling projects will always be required to ensure that our stores remain fresh, competitive and efficient. Major renovations of Neiman Marcus stores were completed during 1994 in San Francisco and Boston. We will conclude the majority of planned remodeling work in Neiman Marcus' NorthPark store in Dallas in 1995, along with major projects in Westchester, New York and Northbrook, just outside Chicago. * Several senior management changes occurred during the year. In May, Burton Tansky - previously chairman and chief executive officer of Bergdorf Goodman - became chairman and chief executive officer of Neiman Marcus Stores. Stephen C. Elkin - formerly president and chief operating officer at Bergdorf Goodman - was promoted to chairman and chief executive officer of Bergdorf Goodman. Dawn Mello, who had been creative director of Guccio Gucci SpA, returned to Bergdorf Goodman as president, a post she held prior to joining Gucci in 1989. Our operating management teams hold a strong balance of merchandising, operational and financial skills necessary to develop and implement the strategies that will yield continued growth. * Since its formation seven years ago, The Neiman Marcus Group has invested nearly $500 million in store expansion and renovation efforts and the building of a strong infrastructure. While our efforts have led to a very strong rebound at Neiman Marcus Stores and NM Direct, a number of factors have hampered progress at Bergdorf Goodman and Contempo Casuals. At Bergdorf Goodman, the men's store, opened in 1990, has taken longer than anticipated to achieve the volume necessary to reach profitability. At Contempo Casuals, a general downturn in the junior women's market and unsuccessful merchandising strategies have hurt profits over the past several years. However, we are on the way to overcoming these setbacks. Bergdorf Goodman Men should achieve profitability in 1995, and Contempo's performance is expected to improve significantly. * We have chosen to feature our operating management teams in this year's annual report. With the continued efforts of these executives and all those who work with them, we are confident that The Neiman Marcus Group is well-positioned to generate a meaningful return on the significant capital that has been invested over the past seven years.

/s/ RICHARD A. SMITH                   /s/ ROBERT J. TARR, JR.
Richard A. Smith                       Robert J. Tarr, Jr.
Chairman                               President and
                                       Chief Executive Officer
September 30, 1994


                               AT-A-GLANCE

                                                     Operating
                                                      Earnings
                                Revenues               (Loss)
- - ----------------------------------------------------------------
                1994      $   1,559,970,000      $   148,205,000
                1993      $   1,448,725,000      $   122,441,000
[NEIMAN-MARCUS  1992      $   1,285,832,000      $    84,703,000
     LOGO]      1991      $   1,208,459,000      $    60,520,000
                1990      $   1,226,420,000      $    61,064,000

Stores
                                Year       Gross                                     Year            Gross
                          Operations       Store                                   Operations        Store
Locations                      Began      Sq. Feet  Locations                        Began          Sq. Feet
- - ------------------------------------------------------------------------------------------------------------
Dallas (Downtown)               1907      269,000   Oak Brook, Illinois              1981           119,000
Dallas (NorthPark)              1965      218,000   San Diego                        1981           106,000
Houston (Galleria)              1969      206,000   Fort Lauderdale                  1982            92,000
Bal Harbour, Florida            1971       94,000   San Francisco                    1982           195,000
Atlanta                         1972      154,000   Houston (Town & Country)         1983           153,000
St. Louis                       1974      143,000   Chicago (Michigan Avenue)        1983           188,000
Northbrook, Illinois            1976      143,000   Boston                           1984           108,000
Fort Worth                      1977      119,000   Palo Alto, California            1985           120,000
Washington, D.C.                1977      130,000   McLean, Virginia                 1989           130,000
Newport Beach, California       1978      124,000   Denver                           1990            90,000
Beverly Hills                   1979      173,000   Minneapolis                      1991           122,000
Dallas (Prestonwood)            1979      123,000   Scottsdale, Arizona              1991           115,000
Westchester, New York           1980      137,000   Troy, Michigan                   1992           157,000
Las Vegas                       1981      104,000                                                 ---------
                                                    Total                                         3,832,000
- - -----------------------------------------------------------------------------------------------------------

<Capton>
                                                     Operating
                                                      Earnings
                                Revenues               (Loss)
- - ----------------------------------------------------------------
                1994      $     229,491,000      $    10,327,000
[BERGDORF       1993      $     219,100,000      $    12,785,000
 GOODMAN        1992      $     199,113,000      $     7,699,000
  LOGO]         1991      $     198,711,000      $     3,909,000
                1990      $     187,268,000      $    21,865,000







                                                        Year         Gross
                                                  Operations         Store
                        Locations                      Began        Sq. Feet
                        ----------------------------------------------------
                        New York City                  1901         250,000
                        New York City (Men)            1990          66,000
                                                                    -------
                        Total                                       316,000

<Capton>
                                                     Operating
                                                      Earnings
                                Revenues               (Loss)
- - ----------------------------------------------------------------
                1994      $     303,445,000     ($    37,009,000)*
[CONTEMPO       1993      $     349,089,000     ($    14,111,000)*
  LOGO]         1992      $     323,409,000     ($     9,466,000)*
                1991      $     337,630,000      $    18,668,000*
                1990      $     274,923,000      $    17,082,000

                              Total          Gross                                                 Total        Gross
                              Number         Store                                                Number        Store
Locations                  of Stores    Sq. Feet  Locations                  of Stores          Sq. Feet
- - ----------------------------------------------------------------------------------------------------------------------
Arizona                            5        21,000                            Missouri                3         10,000
California                        66       269,000                              Nevada                4         17,000
Colorado                           6        23,000                       New Hampshire                1          3,000
Connecticut                        7        28,000                          New Jersey               10         40,000
Delaware                           1         5,000                          New Mexico                1          4,000
Florida                           24        98,000                            New York               14         57,000
Georgia                            3        11,000                      North Carolina                2          8,000
Hawaii                             5        20,000                                Ohio                4         16,000
Illinois                          16        68,000                            Oklahoma                1          4,000
Indiana                            1         4,000                        Pennsylvania                7         27,000
Kentucky                           1         5,000                         Puerto Rico                2          6,000
Louisiana                          3        11,000                        Rhode Island                1          4,000
Maine                              1         4,000                           Tennessee                1          4,000
Maryland                           4        16,000                               Texas               17         66,000
Massachusetts                      9        34,000                                Utah                3         13,000
Michigan                          12        47,000                            Virginia                3         12,000
Minnesota                          6        22,000                           Wisconsin                3         13,000
                                                                                                    ------------------
                                                                             Total                  247        990,000

* Includes operating losses of $9.5 million, $10.5 million, $5.9 million and $5.1 million relating to the development of Pastille in 1994, 1993, 1992 and 1991, respectively. 1994 figures are prior to the $48.4 million restructuring charge.

                                      5

                              NEIMAN MARCUS STORES

        By continuing merchandising and operating initiatives to expand the customer base while meeting the needs of its core clientele, Neiman Marcus Stores had another outstanding year in fiscal 1994. Comparable store revenues grew 7.6%, with the women's designer sportswear and men's apparel categories leading the improvement. Both the number of transactions and the average sale amount for the year increased, evidence of a growing clientele and successful merchandising strategies. * The Neiman Marcus Division, which includes Neiman Marcus Stores and NM Direct, had revenues of $1.56 billion in 1994, up 7.7% from the previous year. The division's operating earnings increased 21.1% to $148.2 million in 1994. * The improvement achieved by Neiman Marcus Stores over

MEETING THE NEEDS OF NEW AND EXISTING CUSTOMERS WITH THE ULTIMATE SHOPPING EXPERIENCE

the past several years is due to a number of factors, including merchandising modifications, higher finance charge income, increased advertising and promotional activities, and an extensive store renovation and expansion program. * The merchandising strategy refinements implemented at Neiman
Marcus Stores over the past two years are designed to attract a new, younger customer while simultaneously fulfilling a broader range of the wardrobe needs of Neiman Marcus core customers. These refinements include an expansion of assortments offered at the Neiman Marcus opening price points as well as a stronger presence in the career and casual merchandise categories. Inventory levels in these categories have increased, and the merchandise is now more prominently featured within the stores. For example, over the past year, NM Workshop boutiques were installed in a number of Neiman Marcus stores to specifically address the wardrobing needs of the career customer.
* Importantly, these
modifications have been implemented without abandoning the commitment to high end, upscale merchandise that is the Neiman Marcus trademark. Within a difficult retail environment when many competitors have reduced their commitment to designer merchandise, Neiman Marcus Stores remains strongly positioned as the leading national retailer of upscale apparel for men and women. * Merchandising efforts have been supported by an increased calendar of in-store events, including trunk shows and personal appearances by major designers -- important marketing tools for Neiman Marcus Stores. * A 12-page advertising insert in Vogue proved to be another successful marketing vehicle for Neiman Marcus Stores. Customer response was extremely positive, and similar inserts are planned in 1995 with such leading magazines as Harper's Bazaar, W and Vogue. * Neiman Marcus Stores continued its successful designer catalogue

ALWAYS THE DESTINATION FOR THE FINEST IN EXCLUSIVE FASHION, QUALITY AND CUSTOMER SERVICE

mailings, this year producing exclusive catalogues in partnership with Donna Karan, Calvin Klein and Giorgio Armani that featured merchandise available only at Neiman Marcus and Bergdorf Goodman. Response rates were very strong, illustrating the consumer appeal of exclusive merchandise and the importance of maintaining strong relationships with major resources. * Remodeling work was completed in 1994 at the Neiman Marcus stores in Boston and San Francisco. In 1995, stores in Westchester, New York; NorthPark in Dallas; and Northbrook, outside Chicago, will be undergoing renovation. * Construction has begun on a new Neiman Marcus store in Short Hills, New Jersey, which is scheduled to open in August 1995. New stores are also planned in King of Prussia, Pennsylvania near Philadelphia and Paramus, New Jersey, with both openings scheduled for 1996.

                                    [PHOTO]



Neiman Marcus Stores: (left page) Tom Stangle, Senior Vice President, Stores * Steve Harding, Senior Vice President, Chief Financial Officer * Craig Innes, Senior Vice President, Human Resources * Leonard Utz, Senior Vice President, Stores * Tom Lehnen, Senior Vice President, Properties & New Store
Development * Gerald A. Sampson, President and Chief Operating Officer

                                    [PHOTO]




(right page) Janet Gurwitch, Executive Vice President, Women's Merchandising * Burton M. Tansky, Chairman and Chief Executive Officer * Sharen Turney,
Senior Vice President, General Merchandise Manager * Robert Ackerman, Senior Vice President, General Merchandise Manager, Butch Mullins, Senior Vice President, General Merchandise Manager * Ann Stordahl, Senior Vice President, General Merchandise Manager * Joe Feczko, Senior Vice President, Creative Services

                                    [PHOTO]




NM Direct: Larry Jenkins, Senior Vice President -- Finance and Operations
* Jessica Weiland, Vice President, Marketing & Circulation, B.D. Feiwus, President and Chief Executive Officer * Pat Morgan-McEvoy, Senior Vice President/General Merchandise Manager * Jo Marie Lilly, Vice President, Advertising & Creative Services

                                   NM DIRECT

        Providing customers with a unique array of apparel, home furnishings and gift items within the convenience of the home, NM Direct continued its strong performance in 1994. Catalogues are distributed in a variety of formats, with titles including NM by Mail, The Horchow Collection, Horchow Home, Trifles, Grand Finale and Pastille, which has demonstrated potential for success as a mail order brand. * Approximately 90 catalogues were mailed during the year with an average circulation of 1.2 million households per book. Strong revenue growth, along with cost containment efforts, yielded a significant increase in operating earnings for NM Direct in 1994. * As part of an effort to explore new avenues of distribution, NM Direct is participating in Catalog 1, an electronic

BUILDING THE CORE BUSINESS WITH INNOVATIVE MERCHANDISING, EXPLORING NEW DIRECTIONS FOR GROWTH

retailing joint venture of Time Warner and Spiegel, to test home shopping distribution of merchandise currently featured in the Horchow, Pastille and Trifles catalogues. * NM Direct is also considering international opportunities and completed several major mailings this past year to prospective customers in the Mexico City area to test the potential of the Mexican market. * NM Direct's telemarketing and fulfillment facility in Las Colinas, Texas underwent a major 250,000 square-foot expansion and related automated system upgrade over the past year. Completed this summer at a cost of approximately $15 million, this expansion increased capacity by more than 50% and solidifies NM Direct's position as one of the country's most technologically advanced direct marketing operations. * A small increase in catalogue circulation and page count is planned for fiscal 1995, as NM Direct continues to build its core business while experimenting with new growth opportunities.

                                BERGDORF GOODMAN




        As arbiters of fashion and customer service standards, Bergdorf Goodman and Bergdorf Goodman Men are unsurpassed. The stores maintain their premier positions by providing distinctive, exclusive merchandise to a discerning clientele in an elegant, service-oriented atmosphere. * Operating results at Bergdorf Goodman in 1994 were affected by difficult winter weather conditions in the New York City area as well as the short-term impact of the opening of a major competitor several blocks from Bergdorf's Fifth Avenue location. These two factors temporarily restricted store traffic during several important months, leading to increased markdowns and reduced gross margins. As a result, operating earnings for the year were $10.3 million, down from $12.8 million in 1993. Revenues at Bergdorf Goodman rose 4.7% to $229.5 million in 1994, with both the original store and Bergdorf Goodman Men achieving gains. Importantly, the number of transactions rose in both stores, evidence of an expanding customer base, with particular strength in women's sportswear and coats and men's clothing. * Bergdorf Goodman Men had a modest loss in fiscal 1994 on revenues of approximately $40 million. That loss has narrowed each year since

EXCEEDING CUSTOMER EXPECTATIONS WITH EXQUISITE DESIGNER MERCHANDISE AND UNSURPASSED SERVICE

the store's opening in 1990. With the continuation of its current volume growth trend, Bergdorf Goodman Men should become profitable in 1995. * Renovation efforts over the past several years have revitalized the original Bergdorf Goodman store, allocating space to more profitable merchandise categories and developing sophisticated boutiques to better showcase distinctive designer merchandise. Ongoing remodeling activity includes the renovation of 7,500 square feet on the store's sixth floor. Work on that floor - which will be coined "The Sixth Sense" - will conclude in the spring of 1995. The updated space will showcase designer sportswear, coats, dresses and eveningwear as well as merchandise specifically geared toward the career customer. * Bergdorf Goodman and Bergdorf Goodman Men will continue their successful advertising programs and implement expanded special events schedules in 1995 to attract new customers and increase volume. * Bergdorf Goodman's mail order operation remains an important sales and marketing vehicle, with approximately 15 catalogues distributed annually.

                                    [PHOTO]




Bergdorf Goodman: Marita O'Dea Glodt, Senior Vice President, Human Resources
* Joseph M. Boitano, Senior Vice President, General Merchandise Manager * Dawn Mello, President * Stephen C. Elkin, Chairman and Chief Executive Officer * Vicki Haupt, Senior Vice President, General Merchandise Manager * Carl Barbato, Senior Vice President, Store Manager

                                    [PHOTO]




Contempo Casuals: Robert Kelleher, President and Chief Operating Officer
* Melanie Cox, Vice President, General Merchandise Manager

                                CONTEMPO CASUALS




        Continued weakness at the Contempo Casuals Division over the past several years necessitated a $48.4 million charge in 1994 to cover restructuring activities designed to return Contempo to profitability. * Comparable revenues at the Contempo Casuals stores decreased 12.5% in fiscal 1994, the third consecutive year of comparable store sales declines. Total revenues were $303.4 million, down 13.1% from 1993. The Contempo Division had an operating loss, prior to the $48.4 million restructuring charge, of $37.0 million in 1994, compared to an operating loss of $14.1 million in 1993. These results include operating losses, prior to the restructuring charge, of $9.5 million in 1994 and $10.5 million in 1993 attributable to Pastille, the retail concept which Contempo had been testing. * Contempo's operating loss for the year was exacerbated by lower gross margins due to increased markdown activity - particularly in the fourth quarter - to purge inventories and position the business for better results in 1995. * Restructuring activities completed by

FILLING THE WARDROBE NEEDS OF YOUNG, ACTIVE CUSTOMERS WITH THE VERY LATEST IN TREND-SETTING FASHION

year-end include the closing of 40 under-performing Contempo stores as well as the shutdown of the 39-store Pastille retail business. A number of other steps were taken to reduce ongoing operating expenses, including the closure of Contempo's Hong Kong buying office and the elimination of its in-house production department. Efforts to further reduce operating expenses will continue in fiscal 1995. * In addition, Contempo will implement a more focused merchandising approach emphasizing better assortment planning and inventory management. An everyday fair pricing policy has been instituted to improve regular price sales and generate higher gross margins. * Capital spending at Contempo in 1995 will be limited to modest expenditures designed to enhance the stores' image, increase operating efficiencies and augment customer service efforts. * The restructuring activities, combined with new merchandising strategies, should help Contempo improve its operating performance in 1995.

                               TABLE OF CONTENTS





     17 Management's Discussion and Analysis 21 Consolidated Statements of Operations 22 Consolidated Balance Sheets 24 Consolidated Statements of Cash
        Flows  25 Consolidated Statements of Common Shareholders' Equity
 26 Notes to Consolidated Financial Statements  34 Independent Auditors' Report
      34 Statement of Management's Responsibility for Financial Statements
                           35 Selected Financial Data

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                         The Neiman Marcus Group, Inc.

OPERATING RESULTS

The following summarizes the Company's revenues and operating earnings by business segment:
                                                     Years ended
                                         -----------------------------------
Revenues                                     July 30,   July 31,   August 1,
(In millions)                                 1994        1993       1992
- - ----------------------------------------------------------------------------
Neiman Marcus Division                   $ 1,560.0    $ 1,448.7    $ 1,285.8
Bergdorf Goodman                             229.5        219.1        199.1
Contempo Casuals(1)                          303.4        349.1        323.4
                                         -----------------------------------
Total                                    $ 2,092.9    $ 2,016.9    $ 1,808.3
============================================================================

                                                        Years ended
                                            ---------------------------------
Operating Earnings (Loss)                    July 30,   July 31,    August 1,
(in millions)                                 1994        1993         1992
- - -----------------------------------------------------------------------------
Neiman Marcus Division                      $148.2    $    122.4   $    84.7
Bergdorf Goodman                              10.3          12.8         7.7
Contempo Casuals(2)                          (37.0)        (14.1)       (9.5)
Contempo Casuals Restructuring               (48.4)            -           -
Corporate expenses                           (13.8)        (12.3)      (13.5)
                                            ---------------------------------
Total                                       $ 59.3    $    108.8   $    69.4
============================================================================

(1) Includes Pastille revenues of $26.4 million in 1994, $29.7 million in 1993 and $6.9 million in 1992.

(2) Includes Pastille operating losses of $9.5 million before the restructuring charge in 1994, $10.5 million in 1993 and $5.9 million in 1992.

Neiman Marcus Division

Operating earnings of the Neiman Marcus Division, which includes Neiman Marcus Stores and NM Direct, increased $25.8 million, or 21.1%, in 1994, and operating margins improved to 9.5% compared to 8.5% in 1993. Higher trans-action volume, an increase in the average selling price and higher finance charge income at both Neiman Marcus Stores and NM Direct contributed to the increase in operating earnings.

Bergdorf Goodman

Operating earnings at Bergdorf Goodman declined $2.5 million, or 19.2%, in 1994. Operating margins declined to 4.5% in 1994 from 5.8% in 1993, principally due to the effect of lower gross margin rates from the impact of the LIFO accounting method and increased markdowns. Revenues at Bergdorf Goodman increased 4.7% over 1993, with both the original Bergdorf Goodman store and Bergdorf Goodman Men contributing to the improvement.

Contempo Casuals

A 13.1% revenue decline at the Contempo Casuals Division was attributable to store closings coupled with comparable store revenue declines of 12.5%, both of which negatively impacted operating performance. Higher markdowns contributed to gross margin decline and continued to be the most significant contributor to the weak operating performance of Contempo Casuals. In April 1994, the Company announced a restructuring of the Contempo Casuals Division and recorded a $48.4 million pre-tax restructuring charge related to the Company's decision to close 40 under-performing Contempo stores and all of the Pastille stores, a retail concept which Contempo had been testing. Pastille incurred a $9.5 million operating loss in 1994 prior to the restructuring charge.

OPERATING RESULTS: 1994 VERSUS 1993

Revenues in fiscal 1994 increased 3.8% to $2.09 billion from $2.02 billion in fiscal 1993, benefiting from comparable revenue increases at the Neiman Marcus Division and Bergdorf Goodman, partially offset by revenue decreases at Contempo Casuals.

Cost of goods sold was $1.47 billion in 1994, a 4.9% increase over 1993, primarily due to an increase in merchandise sold. As a percentage of revenues, cost of goods sold increased to 70.0% in 1994 from 69.2% in 1993.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                         The Neiman Marcus Group, Inc.


Neiman Marcus Stores achieved improved gross margins through higher regular price sell-throughs and increased transaction volume. The overall decline in gross margins was primarily attributable to the decrease in margins at Contempo Casuals and Pastille due to higher markdowns. The LIFO method of accounting had the effect of decreasing gross margins by $2.4 million in 1994 and increasing gross margins by $3.7 million in 1993.


The $48.4 million pre-tax restructuring charge is the result of an evaluation of the operating performance of the Contempo Casuals Division. Based upon this evaluation, the Company decided to close 40 under-performing Contempo Casuals retail stores and all of the Pastille retail stores. The restructuring charge for Contempo Casuals and Pastille includes the following components:

(in millions)                          Contempo    Pastille       Total
- - -----------------------------------------------------------------------
Lease termination costs               $ 10.7        $ 10.0       $ 20.7
Write-down of fixed assets               6.2           6.6         12.8
Inventory liquidation costs              2.2           4.7          6.9
Fabric inventory liquidation             2.6           1.3          3.9
Other expenses                           1.4           2.7          4.1
                                      ---------------------------------
Total restructuring charge            $ 23.1        $ 25.3       $ 48.4
=======================================================================

Other expenses are primarily costs associated with closing the foreign buying office and employee severance payments. The Company does not anticipate additional charges related to this restructuring and does not currently contemplate any future restructuring charges. Substantially all of the savings which are expected to result from the restructuring are attributable to the elimination of the losses generated by the closed stores. The amount of fiscal 1994 losses attributable to the closed stores was approximately $4.5 million for Contempo Casuals and $8.3 million for Pastille. In addition, the Company anticipates other cost savings due to the streamlining of foreign buying, product development and other business processes. As of August 12, 1994, all of the Contempo Casuals and Pastille stores provided for in the restructuring charge were closed. As of July 30, 1994, the Company had made $7.0 million of cash payments for lease terminations; all final cash payments for lease terminations are expected to occur by October 29, 1994.

Selling, general and administrative expenses increased 1.3% in 1994 to $505.7 million from $499.2 million in 1993. This increase was a result of increases in volume-related selling expenses and higher sales promotion expenses. As a percentage of revenues, selling, general and administrative expenses improved to 24.2% from 24.8% in 1993.

Corporate expenses increased 12.3% in 1994 compared to 1993 due to higher professional service fees associated with corporate activities in 1994.

Interest expense increased 7.7% in 1994, reflecting higher interest rates on borrowings and a higher level of average outstanding debt between periods.

The Company's effective income tax rate remained unchanged at 42% in 1994. During the year, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." The effects of adopting SFAS 109 were not material to the Company's consolidated financial position or results of operations.

OPERATING RESULTS: 1993 VERSUS 1992

Revenues in fiscal 1993 increased 11.5% to $2.02 billion from $1.81 billion in fiscal 1992, benefiting from a new Neiman Marcus store in Troy, Michigan; 52 weeks of revenues from the Neiman Marcus store in Scottsdale, Arizona in 1993 versus 42 weeks in 1992; 10 additional Contempo Casuals stores; and 31 incremental Pastille stores. Comparable revenues increased 6.6%.

Cost of goods sold was $1.40 billion in 1993, a 9.3% increase over 1992, pri-marily due to incremental merchandise sold. As a percentage of revenues, cost of goods sold improved to 69.2% in 1993 from 70.7% in 1992. The gross margin improvement reflects higher regular price sell-throughs, increased transaction volume and a slightly higher percentage markup on purchases. The LIFO method of accounting for inventories had the impact of increasing gross margins by $3.7 million in 1993 compared with decreasing gross margins by $4.7 million in 1992.

Selling, general and administrative expenses increased 11.5% in 1993 to $499.2 million from $447.8 million in 1992. This increase was the result of an increase in volume-related selling expenses and higher sales promotion expenses, offset by higher finance charge income. As a percentage of revenues, selling, general and administrative expenses were 24.8% in both years.

Corporate expenses decreased 9.0% in 1993 compared to 1992 due to lower professional service fees associated with corporate activities in 1993.

Interest expense decreased 8.7%, reflecting lower interest rates on borrowings partially offset by increased interest expense on a higher level of average outstanding debt during 1993.

Other income principally reflects a gain from the reduction in the level of the Company's estimated liabilities due to the settlement of various disputes with Carter Hawley Hale Stores, Inc., now Broadway Stores, Inc.

The Company's effective income tax rate was 42.0% in 1993 and 41.0% in 1992. The higher rate in 1993 reflects changes in the federal tax law.

In fiscal 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which mandates a change in accounting for employee postretirement healthcare benefits, resulting in an after-tax charge to earnings of $11.2 million, or $0.30 per share.

REVIEW OF FINANCIAL CONDITION

Operating activities provided net cash of $33.6 million in 1994, used net cash of $9.3 million in 1993, and provided net cash of $60.3 million in 1992. In 1994, the increase in cash provided by operating activities was primarily the result of a decline in cash used to fund significant increases in accounts receivable in fiscal 1993 along with lower inventory requirements at Contempo Casuals. In mid-fiscal 1993, the Company modified the credit terms offered to Neiman Marcus cardholders, extending the period of time over which balances could be paid. This change, which caused significant increases in accounts receivable, together with higher inventory levels required by increased transaction volume and new stores, resulted in a decrease in cash flows from operating activities in 1993. Working capital at the end of fiscal 1994 and 1993 was $365.5 million and $382.0 million, respectively. In 1994, approximately $98.0 million of revolving credit debt, which comes due in 1995, was reclassified to current liabilities, contributing to the decrease in working capital. Offsetting the increase in current maturities of long-term liabilities is an increase of $52.7 million in accounts receivable. The Company believes that it has good banking relationships and expects to negotiate new revolving credit facilities and other long-term financing arrangements.

Cash used by the Company's investing activities consists principally of capital expenditures for store renovations, new store construction and expansion of the NM Direct distribution facility. Capital expenditures were $65.1 million in 1994, $56.3 million in 1993 and $73.9 million in 1992.

Additional store renovation and expansion plans include the opening of three new Neiman Marcus stores, all of which are expected to be opened by the end of the 1996 calendar year as well as the renovation of three Neiman Marcus stores in 1995. Capital expenditures for the Company are currently estimated at $100.0 million in 1995.

Cash provided by the Company's financing activities in 1994 consisted primarily of borrowings under the Company's committed credit facilities. Through the Dividend Reinvestment and Stock Purchase Plan (the Plan), $16.5 million and $32.3 million of new equity was issued primarily from dividends reinvested by Harcourt General in fiscal 1993 and 1992, respectively. On January 31, 1993, Harcourt General ceased its participation in the Plan.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                         The Neiman Marcus Group, Inc.



The Company declared quarterly dividends on its Common Stock of $0.05 per share totaling $7.6 million in 1994, $7.5 million in 1993 and $7.1 million in 1992. In addition, the Company paid dividends on its Preferred Stocks of $27.1 million in 1994, 1993 and 1992.

During the period from August 1987 through July 1994, the Company invested $489.0 million in its store renovation and expansion program and in 1989 purchased the Horchow mail order business for $108.0 million. In connection with these activities, the Company's long-term and short-term debt increased from $90.7 million in 1987 to $485.7 million in 1994. At September 1, 1994, the Company had available approximately $144.0 million of committed credit facil ities, the majority of which expires in March 1995. Until that time, the Company believes that its credit facilities will be sufficient to fund its capital and working capital requirements. The Company believes its relationships with banks and other credit sources are good and that it has the ability to replace the existing revolving credit facilities and obtain other additional long-term financing during this period. The Company believes its current and future debt capacity will be sufficient to fund its planned capital growth as well as operating and dividend requirements.


SEASONALITY

The Company's business is seasonal in nature, with the second quarter (which includes the holiday selling season) accounting for approximately 30% of the Company's revenues and a majority of its net earnings. Inventories typically increase in the first quarter.


IMPACT OF INFLATION

The Company's financial statements are prepared on an historical cost basis under generally accepted accounting principles. The Company values approximately 83% of its inventories using the last-in-first-out (LIFO) method. Thus, the cost of merchandise sold approximates current cost.

Depreciation and amortization expense is believed to approximate current cost because the Company continues to open new stores and refurbish existing stores.

The Company has adjusted selling prices to maintain certain profit levels and will continue to do so as competitive conditions permit. In general, management believes that the impact of inflation or of changing prices is not material to the results of operations.


NEW ACCOUNTING STANDARD

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which is effective for fiscal years beginning after December 15, 1993. The Company does not expect that its planned adoption of this standard in fiscal 1995 will have a material impact on its consolidated financial position or results of operations.

                                            CONSOLIDATED STATEMENTS OF OPERATIONS
                                                 The Neiman Marcus Group, Inc.

                                                                                     Years Ended
                                                              ---------------------------------------------------------
                                                                   July 30,               July 31,             August 1,
(in thousands except for per share data)                              1994                    1993                 1992
- - -----------------------------------------------------------------------------------------------------------------------
Revenues                                                      $  2,092,906           $   2,016,914         $  1,808,354
Cost of goods sold including buying and occupancy costs          1,465,656               1,396,603            1,277,642
Selling, general and administrative expenses                       505,727                 499,202              447,776
Corporate expenses                                                  13,786                  12,273               13,491
Restructuring of Contempo Casuals                                   48,401                       -                    -
                                                              ---------------------------------------------------------
Operating earnings                                                  59,336                 108,836               69,445
Interest expense                                                   (31,878)                (29,589)             (32,408)
Other income                                                             -                  21,741                    -
                                                              ---------------------------------------------------------
Earnings before income taxes and cumulative effect
    of accounting change                                            27,458                 100,988               37,037
Income taxes                                                        11,532                  42,415               15,185
                                                              ---------------------------------------------------------
Earnings before cumulative effect of accounting change              15,926                  58,573               21,852
Cumulative effect of change in accounting for
    postretirement healthcare benefits, net                              -                 (11,199)                   -
                                                              ---------------------------------------------------------
Net earnings                                                        15,926                  47,374               21,852
Dividends and accretion on redeemable preferred stocks             (29,080)                (29,068)             (29,197)
                                                              ---------------------------------------------------------
Net earnings (loss) applicable to common shareholders             ($13,154)                $18,306              ($7,345)
                                                              =========================================================
Amounts per share applicable to common shareholders:
    Earnings (loss) before cumulative effect of
      accounting change                                           ($   .35)                $   .78              ($  .21)
    Cumulative effect of accounting change, net                          -                    (.30)                   -
                                                              ---------------------------------------------------------
    Net earnings (loss)                                           ($   .35)                $   .48              ($  .21)
=======================================================================================================================

See Notes to consolidated financial statements.

                                            CONSOLIDATED BALANCE SHEETS
                                           The Neiman Marcus Group, Inc.


                                                                           July 30,               July 31,


(dollar amounts in thousands)                                                  1994                  1993
- - ---------------------------------------------------------------------------------------------------------
ASSETS
Current assets
    Cash and equivalents                                                 $   16,600            $   20,204
    Accounts receivable-trade, less allowance
      for doubtful accounts of $13,700 and $9,500                           362,236               309,572
    Merchandise inventories                                                 345,145               362,567
    Deferred income taxes                                                    24,317                16,918
    Other current assets                                                     51,741                38,537
                                                                         --------------------------------
      Total current assets                                               $  800,039            $  747,798
                                                                         --------------------------------

Property and equipment
    Land, buildings and improvements                                        379,256               383,760
    Fixtures and equipment                                                  210,703               220,733
    Construction in progress                                                 50,456                25,343
                                                                         --------------------------------
                                                                            640,415               629,836
    Less accumulated depreciation and amortization                          229,502               213,317
                                                                         --------------------------------
      Property and equipment, net                                           410,913               416,519
                                                                         --------------------------------
Other assets                                                                112,176               114,257
                                                                         --------------------------------
                                                                         $1,323,128            $1,278,574
=========================================================================================================

See Notes to consolidated financial statements.

                                                                                       July 30,              July 31,
                                                                                           1994                  1993
- - ---------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Notes payable and current maturities of long-term liabilities                      $116,619             $  45,877
    Accounts payable                                                                    164,281               171,348
    Accrued liabilities                                                                 153,625               148,533
                                                                                    ---------------------------------
      Total current liabilities                                                         434,525               365,758
                                                                                    ---------------------------------
Long-term liabilities
    Notes and debentures                                                                368,667               377,000
    Other long-term liabilities                                                          74,982                72,448
                                                                                    ---------------------------------
      Total long-term liabilities                                                       443,649               449,448
                                                                                    ---------------------------------
Deferred income taxes                                                                    37,768                37,500
Commitments and contingencies                                                                 -                     -
Redeemable preferred stocks
    (redemption value $424,923)                                                         403,470               401,510
Common stock
    Common Stock - $.01 par value
    Authorized - 100,000,000 shares
    Issued and outstanding - 37,951,227 and 37,938,388 shares                               380                   379
Additional paid-in capital                                                               82,254                82,154
Accumulated deficit                                                                     (78,918)              (58,175)
                                                                                    ---------------------------------
                                                                                    $ 1,323,128           $ 1,278,574
=====================================================================================================================

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                           The Neiman Marcus Group, Inc.


                                                                                      Years Ended
                                                                    ---------------------------------------------
                                                                     July 30,          July 31,         August 1,
(in thousands)                                                           1994              1993              1992
- - -----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net earnings                                                        $  15,926         $  47,374         $  21,852
Adjustments to reconcile net earnings to net cash
 provided (used) by operating activities:
    Charge for cumulative effect of accounting change, net                 -             11,199                 -
    Depreciation and amortization                                      60,832            59,227            56,042
    Deferred income taxes                                              (7,131)            4,743            (1,005)
    Other income                                                            -           (20,755)                -
    Other                                                              14,379             3,181            (1,994)
Changes in current assets and liabilities:
    Accounts receivable                                               (52,664)          (87,657)          (14,902)
    Merchandise inventories                                            17,422           (55,467)          (23,278)
    Accounts payable and accrued liabilities                           (1,975)           38,617            25,133
                                                                    ---------------------------------------------
    Other                                                             (13,203)           (9,758)           (1,550)
                                                                    ---------------------------------------------
Net cash provided (used) by operating activities                       33,586            (9,296)           60,298
Cash flows used by investing activities
Additions to property and equipment                                   (65,074)          (56,325)          (73,933)
                                                                    ---------------------------------------------
Cash flows from financing activities
Debt transactions:
    Borrowings and issuance of debt                                    73,800            77,200            85,000
    Repayment of debt                                                 (11,307)             (646)          (60,049)
Equity transactions:
    Common stock issued                                                   458            16,484            32,279
    Common stock repurchased                                             (358)                -              (619)
    Dividends paid                                                    (34,709)          (34,633)          (34,191)
                                                                    ---------------------------------------------
Net cash provided by financing activities                              27,884            58,405            22,420
                                                                    ---------------------------------------------
Cash and equivalents
Increase (decrease) during the year                                    (3,604)           (7,216)            8,785
Beginning balance                                                      20,204            27,420            18,635
                                                                    ---------------------------------------------
Ending balance                                                      $  16,600         $  20,204         $  27,420
                                                                    =============================================
Supplemental schedule of cash flow information
Cash paid during the year for:
    Interest                                                        $  31,504         $  28,514         $  28,900
    Income taxes                                                    $  34,258         $  26,796         $  11,169
=================================================================================================================

See Notes to consolidated financial statements.

                                CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
                                           The Neiman Marcus Group, Inc.


                                                        Common Stocks               Additional
                                                 -------------------------          Paid-in                Accumulated
(in thousands)                                    Shares            Amount          Capital                  Deficit
- - ----------------------------------------------------------------------------------------------------------------------
Balance - August 3, 1991                         34,503              $345           $33,891                   ($54,540)
Net earnings                                          -                  -                 -                    21,852
Accretion of redeemable preferred stock               -                  -                 -                    (2,089)
Common dividends                                      -                  -                 -                    (7,083)
Preferred dividends                                   -                  -                 -                   (27,108)
Shares issued under Dividend Reinvestment Plan    2,327                 23            30,952                         -
Other equity transactions                            42                  1               837                         -
                                                 ---------------------------------------------------------------------
Balance - August 1, 1992                         36,872                369            65,680                   (68,968)
Net earnings                                          -                  -                 -                    47,374
Accretion of redeemable preferred stock               -                  -                 -                    (1,948)
Common dividends                                      -                  -                 -                    (7,513)
Preferred dividends                                   -                  -                 -                   (27,120)
Shares issued under Dividend Reinvestment Plan    1,036                 10            15,659                         -
Other equity transactions                            30                  -               815                         -
                                                 ---------------------------------------------------------------------
Balance - July 31, 1993                          37,938                379            82,154                   (58,175)
Net earnings                                          -                  -                 -                    15,926
Accretion of redeemable preferred stock               -                  -                 -                    (1,960)
Common dividends                                      -                  -                 -                    (7,589)
Preferred dividends                                   -                  -                 -                   (27,120)
Other equity transactions                             13                 1               100                         -
                                                 ---------------------------------------------------------------------
Balance - July 30, 1994                           37,951           $   380          $ 82,254                  ($78,918)
======================================================================================================================

See Notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         The Neiman Marcus Group, Inc.


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Reporting

The Company operates three specialty retailing businesses, Neiman Marcus, Bergdorf Goodman and Contempo Casuals. The consolidated financial statements include the accounts of all of the Company's wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company's fiscal year ends on the Saturday closest to July 31.

Cash and Equivalents
Cash and equivalents consists of cash and highly liquid investments with maturities of three months or less from the date of purchase.

Merchandise Inventories
Inventories are stated at the lower of cost or market. Approximately 83% of the Company's inventories are valued using the retail method on the last-in, first-out (LIFO) basis. The remaining inventories are valued using the retail or cost method on the first-in, first-out (FIFO) basis. While the Company believes that the LIFO method provides a better matching of costs and revenues, some specialty retailers use the FIFO method and, accordingly, the Company has provided the following data for comparison purposes as if the Company were utilizing the FIFO methodology.

If the FIFO method of inventory valuation had been used to value all inventories, merchandise inventories would have been $24.6 million and $22.2 million higher than reported at July 30, 1994 and July 31, 1993, respectively. The LIFO valuation method had the effect of decreasing net earnings by $1.4 million, or $.04 per common share, in 1994, increasing net earnings by $2.2 million, or $.06 per common share, in 1993, and decreasing net earnings by $2.8 million, or $.08 per common share, in 1992.

Depreciation and Amortization
Depreciation and amortization are provided on a straight-line basis over the shorter of the estimated useful lives of the related assets or the lease term.

When property and equipment are retired or have been fully depreciated, the cost and the related accumulated depreciation are eliminated from the respective accounts. Gains or losses arising from the dispositions are reported as income or expense.

Intangibles are amortized on a straight-line basis over their estimated useful lives, not exceeding 40 years. Amortization expense was $4.2 million in 1994, $4.1 million in 1993 and $5.4 million in 1992.

Income Taxes
Effective August 1, 1993, income taxes are calculated in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." SFAS 109 requires the asset and liability method of accounting for income taxes. Prior to August 1, 1993, the Company accounted for income taxes in accordance with Accounting Principles Board Opinion 11. The effects of adopting SFAS 109 were not material to the Company's continuing operations or financial position.

Receivables and Finance Charge Income
The Company's credit operations generate finance charge income, which is recognized as income when earned and is recorded as a reduction of selling, general and administrative expenses. Finance charge income amounted to $54.3 million in 1994, $36.3 million in 1993 and $28.3 million in 1992.

Concentration of credit risk with respect to trade receivables is limited due to the large number of customers to whom the Company extends credit. Ongoing credit evaluation of customers' financial position is performed, and collateral is not required as a condition of extending credit. The Company maintains reserves for potential credit losses.

Earnings (Loss) Per Common and Common Share Equivalent
Earnings (loss) per share information reflects the earnings and losses of the Company applicable to common shareholders. The dividend and accretion requirements of the redeemable preferred stocks are deducted from the net earnings of the Company to arrive at net earnings (loss) applicable to common shareholders.

Earnings (loss) per common share is based upon the weighted average number of common and, when dilutive, common share equivalents outstanding during the year. Weighted average shares outstanding amounted to 37.9 million in 1994,
37.6 million in 1993 and 35.6 million in 1992.

Preopening Expenses
Costs associated with the opening of new stores are expensed as incurred.

Changes in Presentation
Certain prior year amounts have been reclassified to conform to the current year presentation.

2. RESTRUCTURING OF CONTEMPO CASUALS

In April 1994, the Company recorded a pre-tax charge of $48.4 million related to the decision to close 40 under-performing Contempo Casuals retail stores and all of the Pastille retail stores. This charge includes an estimate for lease termination costs, the write-down of fixed assets, inventory liquidation costs and other related expenses. At July 30, 1994, $14.4 million related to this charge is reflected in accrued liabilities.

3. OTHER ASSETS
                                                  July 30,      July 31,
(in thousands)                                       1994          1993
- - -----------------------------------------------------------------------
Trademarks                                       $ 73,000      $ 73,000
Goodwill                                           30,874        30,874
Other assets                                       32,341        32,156
                                                 ----------------------
                                                  136,215       136,030
Accumulated amortization                          (24,039)      (21,773)
                                                 ----------------------
                                                 $112,176      $114,257
=======================================================================

4. LONG-TERM LIABILITIES
                                                Interest  July 30,    July 31,
(in thousands)                                  Rate        1994        1993
- - ------------------------------------------------------------------------------
Revolving credit agreement (a)                  Variable  $306,000   $232,200
Senior notes (b)                                Various    172,000    182,000
Capital lease obligations (c)                7.63-10.25%     7,672      8,099
Other long-term liabilities (d)                 Various     74,596     73,026
                                             --------------------------------
    Total long-term liabilities                            560,268    495,325
    Less current maturities                               (116,619)   (45,877)
                                             --------------------------------
Total                                                     $443,649   $449,448
=============================================================================

(a) The Company has a revolving credit agreement with nine banks, pursuant to which the Company may borrow up to $300.0 million, of which $100.0 million expires during fiscal 1995, $175.0 million expires during fiscal 1996, and $25.0 million may be terminated on not less than three years' notice. The Company may terminate this agreement at any time. The rate of interest payable (4.8% at July 30, 1994) varies according to one of four pricing options selected by the Company. The revolving credit agreement contains, among other restrictions, provisions limiting the issuance of additional debt, the amount and type of investments, and the payment of dividends. At July 30, 1994, the amount available for dividend payments was $1 21.5 million. Borrowings under this agreement were $295.0 million and $205.0 million at July 30, 1994 and July 31, 1993, respectively.

The Company also has revolving credit agreements with four banks, pursuant to which the Company may borrow up to $25.0 million from each bank. In addition, early in fiscal 1995, the Company entered into new revolving agreements with two banks for $25.0 million each. All six of these credit agreements expire on March 31, 1995 and contain covenants similar to those in the revolving credit agreement described in the preceding paragraph. Borrowings under these agreements were $11.0 million and $17.2 million at July 30, 1994 and July 31, 1993, respectively.

In addition to its revolving credit agreements, the Company borrows from other banks on an uncommitted basis. Such borrowings are included in notes payable and current maturities of long-term liabilities and amounted to $10.0 million at July 31, 1993.

(b) Senior notes consist of:
                                                                    Principal Amount
Interest rate                                        Due             (in thousands)
- - ------------------------------------------------------------------------------------
9.89%                                           May 1996                $  40,000
9.59%                                        August 1996                $  52,000
9.24%                                      December 1996                $  40,000
Variable                                   December 1996                $  40,000
- - ------------------------------------------------------------------------------------

The notes have no sinking fund requirements. All fixed-rate senior notes may be redeemed at any time at a premium plus accrued interest. The variable
                                              27

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         The Neiman Marcus Group, Inc.

rate note bears interest at LIBOR plus 0.7% (4.83% at July 30, 1994) and is adjusted semi-annually.

(c) The amount of assets under capital leases included in property and equipment net of amortization was $4.4 million at July 30, 1994 and $4.8 million at July 31, 1993. The minimum payment obligations arising from the above leases are $1.1 million for each of the next five years (fiscal 1995 through 1999) and $6.2 million thereafter. These leases mature in 2004 and 2005.

(d) Other long-term liabilities consist primarily of the present value of certain employee benefit obligations assumed by the Company, postretirement healthcare benefits and a provision for certain scheduled rent increases. The present value of the employee benefit obligations assumed by the Company is increasing on an average of 10% annually. The expense related to the accretion of these obligations was $1.6 m illion in 1994, $1.9 million in 1993 and $4.2 million in 1992.

The aggregate maturities of all long-term liabilities and capital lease obligations are $116.6 million in 1995, $217.9 million in 1996, $138.4 million in 1997, $6.4 million in 1998, $6.5 million in 1999 and $74.5 million thereafter.


5. REDEEMABLE PREFERRED STOCKS

The Company's authorized and outstanding preferred stocks consist of 1,000,000 shares of 6% Cumulative Convertible Preferred Stock (6% Preferred Stock) and 500,000 shares of 91/4% Cumulative Redeemable Preferred Stock (91/4% Preferred Stock), all of which are owned by Harcourt General, Inc. (Harcourt General).

The 6% Preferred Stock is entitled to receive cumulative dividends at an annual rate of 6% of its $374.9 million stated value; is entitled to a class vote on certain matters; is convertible on a per share basis into approximately 8.99 shares of Common Stock subject to certain antidilution adjustments; and, upon liquidation of the Company, is entitled to receive a liquidation distribution equal to its stated value, together with any accrued and unpaid dividends, before any distribution to any junior class of stock. The conversion price of the 6% Preferred Stock at July 30, 1994 was approximately $41.70 per share of Common Stock; the market value of the Company's Common Stock on July 30, 1994 was $15.25. The 6% Preferred Stock may be redeemed by the Company at a premium over its stated value under certain conditions through September 1997. Beginning in September 1997 (when a sinking fund for this purpose commences), the Company is required to redeem annually not less than 5% of the 6% Preferred Stock at a redemption value of $374.92 per share plus accrued dividends. The difference between the redemption value and the carrying value is being accreted over 30 years.

The 91/4% Preferred Stock has a stated value of $100 per share; is not redeemable until July 31, 1998 except under certain limited circumstances; and must be redeemed in full in July 2001. The Company may be required to purchase the 9G% Preferred Stock at its stated value plus accrued dividends if a change in control of the Company occurs. The 9G% Preferred Stock is senior to the Common Stock of the Company with respect to dividends and the distribution of assets upon liquidation or dissolution of the Company. If dividends payable on the 91/4% Preferred Stock are in arrears for six full quarters or any mandatory redemption is in arrears, the holders of the 91/4% Preferred Stock, voting together as one class with other series of the Company's preferred stock, shall be entitled to elect two members of the Company's Board of Directors. The terms of the 91/4% Preferred Stock also contain restrictions regarding the consolidation or merger of the Company and sales of assets.


6. SHAREHOLDERS' EQUITY

Ownership by and Relationship with Harcourt General
Harcourt General owns 21.4 million shares of Common Stock and all of the outstanding Redeemable Preferred Stocks. The shares presently owned by Harcourt General represent approximately 65% of the voting power and fully-converted equity of the Company.

The Company and Harcourt General are parties to an agreement pursuant to which Harcourt General provides certain management, accounting, financial, legal, tax and other corporate services to the Company. The fees for these services are based on Harcourt General's costs and are subject to the approval of a committee of directors of the Company who are not affiliated with Harcourt General. This agreement may be terminated by either party on 180 days' notice. Charges to the Company were $6.9 million in 1994, $7.2 million in 1993 and $6.4 million in 1992.

The Company's Chairman of the Board; President and Chief Executive Officer; Senior Vice President and Chief Financial Officer; and Senior Vice President and General Counsel, as well as certain other officers of the Company, serve in similar capacities with Harcourt General. The first two named officers also serve as directors of both companies.

Common Stock
Common Stock is entitled to dividends as declared by the Board of Directors, and each share carries one vote.

Holders of Common Stock have no cumulative voting, conversion, redemption or preemptive rights.

Common Stock Incentive Plan
The Company has established a common stock incentive plan allowing for the granting of stock options, stock appreciation rights and stock-based awards. The aggregate number of shares of Common Stock that may be issued pursuant to the plan is 1.3 million shares.

Options outstanding at July 30, 1994 were granted at prices (not less than 100 % of the fair market value on the date of the grant) varying from $11.63 to $19.27 per share and expire between 1995 and 2003. There were 110 employees with options outstanding at July 30, 1994. The weighted average exercise price for all outstanding shares at July 30, 1994 was $14.47.

At July 30, 1994, there were 456,850 shares of Common Stock available under the plan for grants.

Option activity was as follows:
                                                      Years ended
                                           ------------------------------
                                            July 30,  July 31,  August 1,
Common Shares                                 1994     1993       1992
- - -------------------------------------------------------------------------
Options outstanding -
    beginning of year                       684,136    573,360    621,623
    Granted                                 214,100    179,350     91,950
    Exercised                               (54,116)   (14,937)   (23,566)
    Canceled                               (177,772)   (53,637)  (116,647)
                                           ------------------------------
Options outstanding - end of year           666,348    684,136    573,360
                                           ==============================
Exercisable options - end of year           294,800    332,296    260,750
=========================================================================

7. INCOME TAXES

Income tax expense was as follows:
                                                     Years ended
                                          --------------------------------
                                           July 30,    July 31,  August 1,
(in thousands)                              1994        1993       1992
- - --------------------------------------------------------------------------
Current
    Federal                               $13,138    $ 24,107    $  13,705
    State                                   5,525       5,783        2,485
                                          --------------------------------
                                           18,663      29,890       16,190
                                          --------------------------------
Deferred
    Federal                                (5,787)     10,308       (1,120)
    State                                  (1,344)      2,217          115
                                          --------------------------------
                                           (7,131)     12,525       (1,005)
                                          --------------------------------
Income tax expense                        $11,532    $ 42,415    $  15,185
==========================================================================

The Company's effective income tax rate was 42% in 1994 and 1993, and 41% in 1992. The difference between the statutory federal tax rate and the effective tax rate is due primarily to state income taxes.










Significant components of the Company's net deferred income tax liability stated on a gross basis at July 30, 1994 are as follows:
(in thousands)
- - ----------------------------------------------------------------------------
Gross deferred income tax assets:
    Financial accruals and reserves                              $    29,088
    Employee benefits                                                 22,712
    Deferred lease payments                                            6,349
    Other                                                              6,938
                                                                 -----------
      Total deferred tax assets                                       65,087

Gross deferred income tax liabilities:
    Excess of tax over financial depreciation                        (65,782)
    Pension accrual                                                   (6,324)

    Other assets previously deducted on tax return                    (6,432)
                                                                 -----------
      Total deferred tax liabilities                                 (78,538)
                                                                 -----------
Net deferred tax liabilities                                        ($13,451)
============================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         The Neiman Marcus Group, Inc.

Deferred income tax expense (benefit) for fiscal years 1993 and 1992 consists of:
                                                           Years ended
                                                      -------------------
                                                      July 31,  August 1,
(in thousands)                                           1993       1992
- - -------------------------------------------------------------------------
Excess of tax over financial depreciation             $ 5,128   $  2,244
Settlements                                             8,604       (704)
Other employee benefits                                  (921)      (975)
Other                                                    (286)    (1,570)
                                                      ------------------
Deferred income tax expense (benefit)                  12,525     (1,005)
Change in accounting for postretirement
    healthcare benefits                                (7,782)         -
                                                      ------------------
Net change in deferred taxes                          $ 4,743   ($ 1,005)
========================================================================

8. COMMITMENTS AND CONTINGENCIES

Leases
The Company's operations are conducted primarily in leased properties which include retail stores, distribution centers and other facilities.
Substantially all leases are for periods of up to 30 years with renewal options at agreed-upon amounts, except that certain leases provide for additional rent based on revenues in excess of predetermined levels.
Rent expense under operating leases was as follows:
                                                     Years ended
                                        --------------------------------
                                        July 30,    July 31,   August 1,
(in thousands)                              1994        1993        1992
- - ------------------------------------------------------------------------
Minimum rent                             $60,200     $61,300   $  56,500
Rent based on revenues                     9,400       8,200       7,300
                                         -------------------------------
Total rent expense                       $69,600     $69,500   $  63,800
========================================================================

Future minimum lease payments under operating leases are as follows: 1995, $55.2 million; 1996, $53.2 million; 1997, $50.9 million; 1998, $47.3 million;
1999, $43.8 million; all years thereafter, $1.1 billion.

Pension Plans
The Company has a non-contributory defined benefit pension plan covering substantially all full-time employees. The Company also sponsors an unfunded supplemental executive retirement plan which provides certain employees with additional pension benefits. Benefits under the plans are based on an employee's years of service and compensation prior to retirement. The Company's general funding policy is to contribute amounts that are deductible for federal income tax purposes. Pension plan assets consist primarily of equity and fixed income securities.

Components of net pension expense are as follows:
                                                     Years ended
                                            -----------------------------
                                              July 30,  July 31, August 1,
(in thousands)                                1994        1993     1992
- - -------------------------------------------------------------------------
Service cost - benefits earned
    during the period                       $4,800     $ 4,400    $ 3,800
Interest cost on projected benefit
    obligation                               7,200       6,600      5,900
Actual return on assets                     (2,700)     (6,700)    (8,400)
Net amortization and deferral               (3,000)      2,200      4,400
                                            -----------------------------
Net pension expense                         $6,300     $ 6,500    $ 5,700
=========================================================================

The accounting assumptions used include a discount rate of 7.5% in 1994 (8.5% in 1993 and 1992); an expected long-term rate of return on assets of 9.0% in 1994 and 1993 (10.0% in 1992); and a projected rate of compensation increases of 5.0% in 1994 (6.0% in 1993 and 1992).
                                         30

The plans' funded status and amounts recognized in the consolidated balance sheets were as follows:
                                                                    July 30, 1994                 July 31, 1993
                                                             --------------------------------------------------------
                                                               Funded         Unfunded        Funded         Unfunded
(in thousands)                                                   Plan             Plan          Plan            Plan
- - ---------------------------------------------------------------------------------------------------------------------
Vested benefit obligation                                    $  68,500         $12,100      $  57,500         $ 9,900
                                                             ========================================================
Accumulated benefit obligation                               $  70,600         $13,400      $  59,100         $11,000
                                                             ========================================================
Projected benefit obligation                                 $  85,900         $20,200      $  71,400         $16,600
Pension plan assets at fair value                               77,600               -         72,400               -
                                                             --------------------------------------------------------
Overfunded (underfunded) projected obligation                   (8,300)        (20,200)         1,000         (16,600)
Net amortization and deferral                                   19,300           2,800          7,900           1,200
Unrecognized net obligation at transition and
  unrecognized prior service cost                                4,300           2,800          4,700           3,200
                                                             --------------------------------------------------------
Pension asset (liability) recognized in the balance sheets   $  15,300        ($14,600)     $  13,600        ($12,200)
=====================================================================================================================

Postretirement Healthcare Benefits
The Company provides healthcare benefits for retired employees which are funded as claims are incurred. Retirees and active employees hired prior to March 1, 1989 are eligible for these benefits if they have met certain service and minimum age requirements. Beginning in fiscal 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106 (SFAS 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement requires accrual of these postretirement healthcare benefits during the years in which an employee provides services. The cumulative effect of adopting this change on August 2, 1992 resulted in a charge of $11.2 million, or $0.30 per share, which is net of a tax benefit of $7.8 million. Prior to August 2, 1992, the expense for these benefits was recognized as actual claims were incurred. The Company paid postretirement healthcare benefit claims of $1.8 million during 1994 and $1.2 million during 1993.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         The Neiman Marcus Group, Inc.

The actuarial present value of accumulated postretirement healthcare benefit obligations and the amounts recognized in the consolidated balance sheets were as follows:
                                                            Years ended
                                                     ----------------------
                                                       July 30,    July 31,
(in thousands)                                             1994        1993
- - ---------------------------------------------------------------------------
Retirees                                                $11,986     $11,988
Fully eligible active plan participants                   1,550       2,088
Other active plan participants                            4,158       5,997
Unrecognized net gain                                     1,929           -
                                                      ---------------------
Total                                                 $  19,623     $20,073
===========================================================================

The periodic postretirement healthcare benefit cost was as follows:
                                                              Years ended
                                                          ------------------
                                                          July 30,   July 31,
(in thousands)                                               1994       1993
- - ----------------------------------------------------------------------------
Net periodic cost:
    Service cost                                           $   286   $   397
    Interest cost on accumulated postretirement
      healthcare benefit obligation                          1,288     1,576
                                                           -----------------
Total                                                      $ 1,574   $ 1,973
============================================================================

The assumed healthcare cost trend rate used in measuring the accumulated postretirement healthcare benefit obligation was 16% in 1994 and 18% in 1993, gradually declining to 5% by the year 2006. Measurement of the accumulated postretirement healthcare benefit obligation was based on an assumed 7.5% discount rate in 1994 and 8.5% in 1993. An increase of 1% in the healthcare cost trend rate would increase the accumulated postretirement healthcare benefit obligation as of July 30, 1994 by $2.4 million. The effect of this change on the annual net periodic postretirement healthcare benefit cost would be an increase of $246,000.

Litigation
When the Company was formed as part of the restructuring of Carter Hawley Hale Stores, Inc. (CHH), now Broadway Stores, Inc., in August 1987, it entered into a variety of agreements with CHH, including agreements concerning the allocation of CHH taxes and the guaranty of certain CHH employee benefits. The Company and CHH negotiated a settlement of all disputes between them, which became effective in October 1992. In connection with that settlement, the Company paid CHH $7.7 million and was discharged as guarantor of certain CHH employee benefits. In light of this settlement, the Company reevaluated its liabilities to CHH and recognized a gain during the first quarter of 1993 of $20.8 million. This gain is recorded as other income in the consolidated statements of operations.

The Company is involved in various other suits and claims in the ordinary course of business. Management does not believe that the disposition of any such suits and claims will have a material adverse effect upon the continuing operations of the Company.

Letters of Credit
The Company had approximately $38.7 million of outstanding irrevocable letters of credit relating to purchase commitments at July 30, 1994.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments is estimated as the amounts reported in the consolidated financial statements, except as discussed below.

Interest Rate Swap
During September 1991, the Company entered into an interest rate swap agreement having a notional principal amount of $50.0 million that effectively fixes the interest rate on variable rate debt at 8.94%. The amount to be paid or received is accrued as interest rates change and is recognized over the life of the agreement. The interest rate swap matures in September 1996. The fair value of the interest rate swap is the amount at which it could be settled, based on estimates obtained from dealers. The estimated unrealized pre-tax loss on the interest rate swap was approximately $2.8 million at July 30, 1994, $6.6 million at July 31, 1993 and $5.2 million at August 1, 1992. This amount changes during the life of the swap as a function of maturity, interest rates and the credit standing of the parties to the swap agreement. The incremental pre-tax interest expense incurred due to the interest rate swap agreement was $2.3 million in 1994, $2.4 million in 1993 and $1.3 million in 1992.
                                      32

10. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                                  Year ended July 30, 1994
                                                                  -----------------------------------------------------------------
                                                                   First         Second         Third          Fourth
(in millions except for per share data)                           Quarter        Quarter        Quarter        Quarter      Total
- - -----------------------------------------------------------------------------------------------------------------------------------
Revenues                                                          $ 507.6        $ 650.7        $ 472.7        $ 461.9    $ 2,092.9
                                                                  =================================================================
Gross profit                                                      $ 165.1        $ 191.8        $ 146.3        $ 124.1    $   627.3
                                                                  =================================================================
Net earnings (loss)                                               $  15.2        $  21.5       ($  18.8)      ($  2.0)    $    15.9
Preferred dividends and accretion                                    (7.3)          (7.3)          (7.3)         (7.2)        (29.1)
                                                                  -----------------------------------------------------------------
Net earnings (loss) applicable to common shareholders             $   7.9        $  14.2       ($  26.1)        ($9.2)    ($   13.2)
Amount per share applicable to common shareholders:
    Net earnings (loss)                                           $   .21        $   .37       ($   .69)      ($  .24)    ($    .35)
                                                                  =================================================================
    Dividends                                                     $   .05        $   .05        $   .05        $  .05      $    .20
                                                                  =================================================================

                                                                                     Year ended July 31, 1993
                                                                  -----------------------------------------------------------------
                                                                    First        Second         Third          Fourth
                                                                   Quarter       Quarter        Quarter        Quarter       Total
- - -----------------------------------------------------------------------------------------------------------------------------------
Revenues                                                          $ 479.0        $617.2         $456.5         $464.2      $2,016.9
                                                                  =================================================================
Gross profit                                                      $ 157.6        $179.7         $145.0         $138.0      $  620.3
                                                                  =================================================================
Earnings before cumulative effect of accounting change            $  27.3        $ 17.6         $ 11.1         $  2.6      $   58.6
Cumulative effect of accounting change, net                         (11.2)            -              -              -         (11.2)
Preferred dividends and accretion                                    (7.3)         (7.3)          (7.3)          (7.2)        (29.1)
                                                                  -----------------------------------------------------------------
Net earnings (loss) applicable to common shareholders             $   8.8        $ 10.3         $  3.8        ($  4.6)     $   18.3
                                                                  =================================================================
Amounts per share applicable to common shareholders:
    Earnings (loss) before cumulative effect of
       accounting change                                          $   .54        $  .27         $  .10        ($  .12)     $    .78
    Cumulative effect of accounting change, net                      (.30)            -              -              -          (.30)
                                                                  -----------------------------------------------------------------
    Net earnings (loss)                                           $   .24        $  .27         $  .10        ($  .12)     $    .48
                                                                  =================================================================
    Dividends                                                     $   .05        $  .05         $  .05         $  .05      $    .20
===================================================================================================================================
        In the fourth quarter, the effect of the LIFO method of accounting for inventories increased net earnings by $3.1 million in
1994 and $6.5 million in 1993.

                                                                   33

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
The Neiman Marcus Group, Inc.
Chestnut Hill, Massachusetts

We have audited the accompanying consolidated balance sheets of The Neiman Marcus Group, Inc. and subsidiaries as of July 30, 1994 and July 31, 1993 and the related consolidated statements of operations, common shareholders' equity and cash flows for each of the three years in the period ended July 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Neiman Marcus Group, Inc. and subsidiaries as of July 30, 1994 and July 31, 1993 and the results of their operations and their cash flows for each of the three years in the period ended July 30, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 8 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," in fiscal year 1993.

Deloitte & Touche LLP
Boston, Massachusetts
September 19, 1994

STATEMENT OF MANAGEMENT'S RESPONSIBILITY
FOR FINANCIAL STATEMENTS

The management of The Neiman Marcus Group, Inc. and its subsidiaries is responsible for the integrity and objectivity of the financial and operating information contained in this Annual Report, including the consolidated financial statements covered by the Independent Auditors' Report. These statements were prepared in conformity with generally accepted accounting principles and include amounts that are based on the best estimates and judgments of management.

The Company maintains a system of internal controls which provides management with reasonable assurance that transactions are recorded and executed in accordance with its authorizations, that assets are properly safeguarded and accounted for, and that records are maintained so as to permit preparation of financial statements in accordance with generally accepted accounting principles. This system includes written policies and procedures, an organizational structure that segregates duties, financial reviews and a comprehensive program of periodic audits by the internal auditors. The Company also has instituted policies and guidelines which require employees to maintain a high level of ethical standards.

In addition, the Audit Committee of the Board of Directors, consisting solely of outside directors, meets periodically with management, the internal auditors and the independent auditors to review internal accounting controls, audit results and accounting principles and practices, and annually recommends to the Board of Directors the selection of independent auditors.

John R. Cook                                    Stephen C. Richards
Senior Vice President and                       Vice President and
Chief Financial Officer                         Controller

                                                SELECTED FINANCIAL DATA (UNAUDITED)
                                                   The Neiman Marcus Group, Inc.
                                                                                      Years ended
                                                                  ---------------------------------------------------------------
                                                                  July 30,     July 31,     August 1,     August 3,      August 4,
(in millions except for per share data)                              1994         1993          1992          1991           1990
- - ---------------------------------------------------------------------------------------------------------------------------------
Operating Results:
Revenues                                                           $ 2,092.9     $ 2,016.9    $1,808.4     $1,744.8   $  1,688.6
                                                                  ==============================================================
Earnings before cumulative effect of accounting change                  15.9          58.6        21.9          9.3         28.2
Cumulative effect of accounting change, net (1)                            -         (11.2)          -            -            -
                                                                  --------------------------------------------------------------
Net earnings                                                       $    15.9     $    47.4    $   21.9     $    9.3   $     28.2
                                                                  ==============================================================
Net earnings (loss) applicable to common shareholders             ($    13.2)    $    18.3   ($    7.3)   ($   15.1)  $      3.8
notes to consolidated financial statements                        ==============================================================
The Neiman Marcus Group, Inc.

Amounts per share applicable to common shareholders:
    Earnings (loss) before cumulative effect of
      accounting change                                           ($     .35)    $     .78   ($    .21)   ($    .45)  $      .12
    Cumulative effect of accounting change, net                            -          (.30)          -            -            -
                                                                  --------------------------------------------------------------
    Net earnings (loss)                                           ($     .35)    $     .48   ($    .21)   ($    .45)  $      .12
                                                                  ==============================================================
    Common dividends                                               $     .20     $     .20    $    .20     $    .20   $      .20
                                                                  ==============================================================
Financial Position:
Total assets                                                       $ 1,323.1     $ 1,278.6    $1,141.4     $1,072.2   $  1,026.9

Long-term liabilities                                              $   443.6     $   449.4    $  414.2     $  382.4   $    351.1
Redeemable Preferred Stocks                                        $   403.5     $   401.5    $  399.6     $  397.6   $    345.7
- - --------------------------------------------------------------------------------------------------------------------------------

(1) The cumulative effect of accounting change reflects the change in accounting for postretirement healthcare benefits.

                            SHAREHOLDER INFORMATON
                         The Neiman Marcus Group, Inc.

Requests for general information or published financial information should be made in writing to the Corporate Relations Department, The Neiman Marcus Group, Inc., Post Office Box 9187, Chestnut Hill, MA 02167-9187,
(617) 232-0760.

Dividend Policy
The Board of Directors has established a policy of paying cash dividends. The current rate is $0.05 per common share per quarter payable in January, April, July and October.

Dividend Reinvestment and Common Stock Purchase Plan
The Plan provides stockholders with a convenient way to purchase common shares by reinvesting their dividends and/or by investing additional cash amounts. The Company will absorb any brokerage and agency fees for stock purchased in connection with the Plan. For further information, please write to: The Neiman Marcus Group, c/o The First National Bank of Boston, The Neiman Marcus Group Dividend Reinvestment Plan, Post Office Box 1681, Boston, MA 02105-1681.

Transfer Agent and Registrar
The First National Bank of Boston
Shareholder Services Division
Post Office Box 644, Mail Stop 45-01-05
Boston, MA 02102-0644
(800) 442-2001

Form 10-K
The Company's Form 10-K as filed with the Securities and Exchange Commission is available upon written request to the Corporate Relations Department of the Company.

Annual Meeting
The Annual Meeting of Stockholders will be held on Friday, January 20, 1995 at 10:00 a.m. at the Company's corporate headquarters, 27 Boylston Street, Chestnut Hill, Massachusetts.

Stock Information
The Neiman Marcus Group's Common Stock is traded on the New York Stock
Exchange under the symbol NMG. The following table indicates the quarterly price range of the Common Stock for the past two fiscal years.

                                        1994                  1993
                                  ---------------------------------------
Quarter                             High      Low         High    Low
- - -------------------------------------------------------------------------
First                             $ 16.63   $ 13.88     $ 14.13   $ 11.13
Second                            $ 19.25   $ 15.75     $ 19.75   $ 12.75
Third                             $ 17.38   $ 15.00     $ 19.50   $ 14.38
Fourth                            $ 16.63   $ 14.75     $ 16.88   $ 13.88
- - -------------------------------------------------------------------------

Shares Outstanding
The Neiman Marcus Group has 37.9 million common shares outstanding. Harcourt General, Inc. owns approximately 56.5% of NMG's outstanding common equity and 100% of the Company's redeemable preferred stocks. The Neiman Marcus Group had 12,988 common shareholders of record at July 30, 1994.

Corporate Address
The Neiman Marcus Group, Inc.
27 Boylston Street
Post Office Box 9187
Chestnut Hill, MA 02167-9187
(617) 232-0760

The Neiman Marcus Group is an Equal Opportunity Employer.

                                          DIRECTORS AND OFFICERS
                                       The Neiman Marcus Group, Inc.

DIRECTORS                                       EXECUTIVE OFFICERS                     STAFF OFFICERS
Richard A. Smith (1, 2)                         Richard A. Smith                       Peter Farwell
Chairman of the Board                           Chairman of the Board                  Vice President -
                                                                                       Corporate Relations
Gary L. Countryman (1, 2, 3, 4, 5)              Robert J. Tarr, Jr.
President and Chief Executive Officer           President, Chief Executive Officer     Paul F. Gibbons
Liberty Mutual Insurance Company                and Chief Operating Officer            Vice President an
                                                                                       Treasurer
Matina Horner, Ph. D. (2, 3, 4, 5)              John R. Cook
Executive Vice President                        Senior Vice President and              Gerald T. Hughes
Teachers Insurance and  Annuity Association-    Chief Financial Officer                Vice President -
College Retirement Equities Fund                                                       Human Resources
                                                Eric P. Geller
Walter J. Salmon (2, 3, 4, 5)                   Senior Vice President,                 Michael F. Panutich
Roth Professor of Retailing                     General Counsel and Secretary          Vice President -
Graduate School of Business                                                            General Auditor
Harvard University                              Robert A. Smith
                                                Group Vice President                   Stephen C. Richards
Jean Head Sisco (2, 3, 4, 5)                                                           Vice President and
Partner                                         OPERATING OFFICERS                     Controller
Sisco Associates
                                                NEIMAN MARCUS                          Craig B. Sawin
Robert J. Tarr, Jr. (1, 2)                                                             Vice President -
President, Chief Executive Officer              Burton M. Tansky                       Planning and Analysis
and Chief Operating Officer                     Chairman and
                                                Chief Executive Officer

                                                Gerald A. Sampson
                                                President and
                                                Chief Operating Officer

                                                NM DIRECT

                                                B.D. Feiwus
                                                President and
                                                Chief Executive Officer

                                                BERGDORF GOODMAN

                                                Stephen C. Elkin
                                                Chairman and
                                                Chief Executive Officer

                                                Dawn Mello
                                                President

                                                CONTEMPO CASUALS

                                                Robert S. Kelleher
                                                President and
                                                Chief Operating Officer

(1)  Executive Committee
(2)  Nominating Committee
(3)  Audit Committee
(4)  Compensation Committee
(5)  Special Review Committee

All Executive and Staff Officers hold similar positions at Harcourt General, Inc.

Richard A. Smith, Robert J. Tarr, Jr.,
and Robert A. Smith are Directors of
Harcourt General, Inc.

Design: Belk Mignogna Associates, Ltd. New York










                         The Neiman Marcus Group, Inc.
                               27 Boylston Street
                            Chestnut Hill, MA 02167



