Form 10-K, Exhibit 13
period 1997-08-02
NEIMAN MARCUS GROUP INC
filed 1997-10-29
CIK 819539

[START PAGE 25]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Overview
The Company's financial performance reflects a continuing favorable environment for the sale of high-end merchandise as well as the strong competitive position of its three operating entities: Neiman Marcus Stores, Bergdorf Goodman and NM Direct. Management believes that the Company's success can be attributed to its business strategy, which is designed to increase productivity, sales and operating earnings. Key elements of the strategy include: (i) offering an extensive and carefully edited assortment of high-end fashion merchandise based on strong relationships with designer resources;
(ii) providing a high level of customer service and utilizing a variety of clienteling tools; (iii) investing in the Company's store base and supporting infrastructure; (iv) opening new stores; and (v) expanding its customer base by broadening the Company's reach through creative marketing techniques as well as through NM Direct. As a result of the Company's successful implementation of this strategy, revenues rose to $2.2 billion in fiscal 1997, representing a 17.0% increase over revenues of $1.9 billion in fiscal 1995. Net earnings from continuing operations increased 35.5% from $67.3 million to $91.2 million during the same period.

Approximately 75% of the Company's revenues are generated by Neiman Marcus Stores with the balance split between Bergdorf Goodman and NM Direct. In fiscal 1995, the Company solidified its focus on the high-end specialty retail market with the sale of its Contempo Casuals operations, which is reflected in the Company s financial statements as a discontinued operation.

Revenue growth over the last three fiscal years at Neiman Marcus Stores and Bergdorf Goodman can be attributed primarily to increases in comparable store sales and new store openings. Since August 1995, the Company has opened three new Neiman Marcus stores, adding 430,000 gross square feet in the Northeast market. The Company has a new Neiman Marcus store under construction in Honolulu's Ala Moana Center (160,000 gross square feet) which the Company expects to open in November 1998. The Company also plans to open new Neiman Marcus stores in Coral Gables, Florida, in 2000 (120,000 gross square feet), in Oyster Bay, New York, in 2001 (140,000 gross square feet), and in Plano, Texas, in 2001 (150,000 gross square feet). The Plano, Texas store will replace an existing store in Prestonwood, Texas. In fiscal 1997, average sales per gross square foot reached an all-time high of $392 at Neiman Marcus Stores and $803 at Bergdorf Goodman, representing increases of 8.9% and 5.1%, respectively, over fiscal 1995 levels. The Company has consistently focused on renovating and modernizing its stores to improve productivity, while concurrently aiming to improve average transaction amounts and comparable sales growth with programs which are designed to increase the customers' awareness of other merchandise offerings in the store and serve more of their merchandise needs. In addition, to meet the demand of their customers for fine merchandise, over the past three fiscal years Neiman Marcus Stores and Bergdorf Goodman have placed a greater emphasis on higher quality merchandise at higher opening price points.

In fiscal 1997, the Company's operating earnings rose to $181.0 million from $159.5 million in fiscal 1996 and $150.1 million in fiscal 1995. The comparability of these results, however, is affected by the Company's securitization of its credit card receivables in fiscal 1995 as part of the Company's overall financing strategy. The sale of these credit card receivables resulted in a decrease in finance charge income (which is recorded as an offset to selling, general and administrative expenses) and a resulting decrease in the Company's operating earnings. This reduction amounted to $19.0 million in both fiscal 1997 and 1996 and $7.1 million in fiscal 1995. Management believes that the fiscal 1998 reduction will be comparable to the reductions experienced in fiscal 1997 and 1996. The securitization, however, also reduced interest expense during these periods as the proceeds were used to repay outstanding debt.
[END PAGE 25]

[START PAGE 26]
The Company utilizes the LIFO method of accounting for valuing its inventories, which provides a better matching of revenues with expenses than the FIFO method which is used by some specialty retail companies. The most important factors contributing to differences between the LIFO and FIFO methods include the rate of inflation, inventory levels and markdowns. As a result of these factors, operating earnings were $1.5 million lower in fiscal 1997, $0.7 million higher in fiscal 1996 and $10.4 million higher in fiscal 1995 than they would have been using the FIFO method.

Because a substantial portion of the Company's selling, general and administrative expenses consists of fixed charges, comparable sales increases improve the Company's operating profit margin. Management believes that various programs designed to increase sales, coupled with improved technologies in merchandising and selling information systems, have contributed to the Company's increased operating earnings, and will continue to improve productivity and profitability in the future.

NM Direct increased its revenues and operating earnings in both fiscal 1996 and 1997, in large part due to the successful implementation of certain initiatives established in fiscal 1995, when revenues at NM Direct were adversely affected by weak demand for its apparel merchandise. As a result, NM Direct repositioned its merchandise assortment, placing greater emphasis on hard goods and home furnishings and less emphasis on its Horchow apparel offerings. NM Direct's results are also significantly affected by fluctuation in the costs of paper and postage. In particular, in fiscal 1995, increased paper and postage cost had a significant effect on the operating results of NM Direct. In response, NM Direct reduced the page count and number of its catalogues and repositioned its merchandise mix as discussed above. NM Direct may increase its revenues by selectively entering international markets. NM Direct entered the catalogue market in Japan in fiscal 1995 with its Horchow catalogue and successfully introduced the Neiman Marcus Christmas Catalogue in Japan in the fiscal 1997 holiday season.

In addition to opening new stores, the Company continues to make significant capital investments that it believes will result in increased productivity. In particular, during fiscal 1995, 1996 and 1997, the Company invested approximately $88 million in remodeling its existing store base. In fiscal 1998, major projects will include (i) continuing construction of a new Neiman Marcus store in Hawaii; (ii) remodeling projects at the Fashion Island (Newport Beach, CA) and Palo Alto Neiman Marcus stores; and (iii) remodeling of the plaza level of the main store of Bergdorf Goodman.

In addition, in fiscal 1996, the Company began operating a new distribution center for Neiman Marcus Stores, which consolidated the distribution function previously provided by several older facilities in the Dallas area. In fiscal 1995, the Company completed the expansion of its direct marketing distribution and fulfillment center for NM Direct and closed its other NM Direct distribution centers. The Company expects that these facilities will continue to provide future cost savings and operational efficiencies.

In connection with the repurchase of its redeemable preferred stock in fiscal 1997, the Company incurred a nonrecurring, non-cash charge to earnings applicable to common shareholders of approximately $22.4 million, or approximately $.48 per share.
[END PAGE 26]

[START PAGE 27]
Operating Results
In fiscal 1996, the reporting period included 53 weeks as compared to 52 weeks in each of fiscal years 1997 and 1995.

                                                                    Fiscal Years Ended
                                                       ..............................................
                                                       August 2,         August 3,           July 29,
(Dollars in Millions)                                        1997              1996              1995
REVENUES                                               ----------        ----------        ----------
Neiman Marcus Stores                                   $  1,696.8        $  1,566.7        $  1,398.8
Bergdorf Goodman                                            253.7             251.9             241.5
NM Direct                                                   259.4             256.4             247.9
                                                       ----------        ----------        ----------
Total                                                  $  2,209.9        $  2,075.0        $  1,888.2
                                                       ==========        ==========        ==========

OPERATING EARNINGS (1)
Neiman Marcus Stores                                   $    151.7        $    134.0        $    132.3
Bergdorf Goodman                                             18.2              16.5              16.6
NM Direct                                                    25.5              22.7              13.7
Corporate expenses                                          (14.4)            (13.7)            (12.5)
                                                       ----------        ----------        ----------
Total                                                  $    181.0        $    159.5        $    150.1
                                                       ==========        ===========       ==========

OPERATING PROFIT MARGINS (1)
Neiman Marcus Stores                                         8.9%              8.6%              9.5%
Bergdorf Goodman                                             7.2%              6.6%              6.9%
NM Direct                                                    9.8%              8.9%              5.5%
Total (2)                                                    8.2%              7.7%              7.9%
                                                       ==========        ===========       ==========

(1) Operating earnings and operating profit margins include the impact of the Company's credit card receivables securitization. For comparison purposes, excluding the impact of the Company's credit card receivables securitization, operating earnings for Neiman Marcus Stores and NM Direct would have been $168.2 and $28.0 in fiscal 1997, $150.4 and $25.4 in fiscal 1996 and $138.3 and $14.8 in fiscal 1995, respectively. See "Review of Financial Condition."

(2) After corporate expenses.
[END PAGE 27]

[START PAGE 28]
Fiscal 1997 versus Fiscal 1996
Revenues in fiscal 1997 increased to $2.21 billion from $2.08 billion in fiscal 1996. The 6.5% increase was primarily attributable to comparable sales growth of 5.3% at Neiman Marcus Stores, and to new Neiman Marcus stores opened in King of Prussia, Pennsylvania in February 1996 and Paramus, New Jersey in August 1996. Comparable sales increases at Bergdorf Goodman and NM Direct were 2.1% and 2.9%, respectively.

Cost of goods sold increased 6.3% to $1.50 billion in fiscal 1997, primarily due to incremental merchandise sold. As a percentage of revenues, cost of goods sold was 68.1% in fiscal 1997 compared to 68.3% in fiscal 1996. The decrease in fiscal 1997 resulted primarily from improved gross margins across all divisions, and proportionately lower buying and occupancy costs.

Selling, general and administrative expenses increased 5.0% in fiscal 1997 to $509.7 million. As a percentage of revenues, selling, general and administrative expenses decreased to 23.1% in fiscal 1997 from 23.4% in fiscal 1996. The proportionate decrease was primarily due to higher revenues.

Corporate expenses, which consist primarily of charges for salaries, benefits and overhead for the individuals who provide services under the intercompany services agreement with Harcourt General, legal fees and professional fees, increased 4.7% to $14.4 million in fiscal 1997 compared to fiscal 1996. This increase was primarily due to higher professional fees.

Operating earnings increased to $181.0 million from $159.5 million in the prior year. This increase is attributed to higher sales volume, particularly at Neiman Marcus Stores, and improved gross margins.

Interest expense decreased 6.7% in fiscal 1997 to $26.3 million. Higher average borrowings were offset by a lower effective interest rate which resulted from the repayment at maturity of the Company's fixed rate senior notes with borrowings under its revolving credit agreement.

The Company's effective income tax rate was unchanged at 41% in fiscal 1997.

Fiscal 1996 versus Fiscal 1995
Revenues in fiscal 1996 increased 9.9% to $2.08 billion from $1.89 billion in fiscal 1995. The revenue growth was primarily attributable to a 5.4% increase in comparable sales and, to a lesser extent, the opening of two new Neiman Marcus stores during the year. Additionally, fiscal 1996 included 53 weeks, while fiscal 1995 consisted of 52 weeks. The 53rd week is not included in comparable sales.

Cost of goods sold increased 10.9% to $1.42 billion in fiscal 1996, primarily due to higher sales volume. As a percentage of revenues, cost of goods sold was 68.3% in fiscal 1996 compared to 67.6% in fiscal 1995. The higher percentage is primarily due to higher markdowns during the holiday season. [END PAGE 28]

[START PAGE 29]
Selling, general and administrative expenses increased 8.1% to $485.5 million in fiscal 1996 from $449.0 million in fiscal 1995, primarily due to new store openings, higher selling costs and lower finance charge income. As a percentage of revenues, selling, general and administrative expenses were 23.4% in fiscal 1996 compared to 23.8% in fiscal 1995. The Company's securitization of its credit card receivables, which was completed in March 1995, reduced finance charge income, and thereby increased selling, general and administrative expenses, by approximately $19.0 million in fiscal 1996 and $7.1 million in fiscal 1995.

Corporate expenses, which consist primarily of charges for salaries, benefits and overhead for the individuals who provide services under the intercompany services agreement with Harcourt General, legal fees and professional fees, increased $1.2 million in fiscal 1996 to $13.7 million, compared to $12.5 million in the prior year. The increase is primarily attributable to higher compensation expense resulting from the Company's employees accepting the cash value of certain stock options rather than exercising such options for shares of Common Stock.

Operating earnings increased to $159.5 million in fiscal 1996 from $150.1 million in the prior year. The increase is attributable to higher sales volume at each of the Company's operating entities, partially offset by the full year impact of the credit card receivables securitization. Operating earnings at NM Direct improved significantly in comparison to fiscal 1995, due to increased revenues and lower paper and postage expenses.

Interest expense decreased 16.9% to $28.2 million in fiscal 1996, primarily due to lower debt levels resulting from the use of the proceeds from the Company's credit card receivables securitization in March 1995 to pay down outstanding debt.

The Company's effective income tax rate decreased to 41% in fiscal 1996 from 42% in fiscal 1995. The decrease was attributable to lower state income taxes.

Review of Financial Condition
In fiscal 1997, the Company had sufficient cash flows from operations and its revolving credit agreement to finance its working capital needs, capital expenditures and preferred dividend requirements. Operating activities provided net cash of $109.2 million in fiscal 1997 compared to $52.7 million in fiscal 1996.

The Company's capital expenditures in fiscal 1997 consisted principally of renovations of existing stores. Capital expenditures were $53.0 million in fiscal 1997, $85.7 million in fiscal 1996 and $93.5 million in fiscal 1995. The Company opened new Neiman Marcus stores in Short Hills, New Jersey in August 1995, in King of Prussia, Pennsylvania in February 1996 and in Paramus, New Jersey in August 1996. The Company has a new Neiman Marcus store under construction in Honolulu's Ala Moana Center which is expected to open in November 1998 (160,000 gross square feet), and also plans to open new Neiman Marcus stores in Coral Gables, Florida, in 2000 (120,000 gross square feet), in Oyster Bay, New York, in 2001 (140,000 gross square feet), and in Plano, Texas in 2001 (150,000 gross square feet). The Plano, Texas store will replace an existing store in Prestonwood, Texas. Capital expenditures are currently estimated to approximate $100.0 million for fiscal 1998.
[END PAGE 29]

[START PAGE 30]
In October 1996, the Company issued 8.0 million shares of common stock to the public at $35.00 per share. The net proceeds were used in November 1996, together with 3.9 million shares of the Company's common stock and borrowings of approximately $20.0 million, to purchase all of its outstanding redeemable preferred stock from Harcourt General and pay accrued and unpaid dividends. The repurchase of the preferred stock resulted in a reduction of dividend payments of $21.3 million in fiscal 1997 compared to fiscal 1996 and eliminated all related future preferred dividend and sinking fund requirements.

During fiscal 1997, the Company increased its bank borrowings by $113.5 million which included borrowings made in August 1996 and December 1996 to repay $52 million and $80 million, respectively, of senior notes at maturity. At August 2, 1997, the Company had $200.0 million available under its $500.0 million revolving credit facility, which expires in April 2000. The Company is presently evaluating an increase in this revolving credit agreement for approximately $150.0 million. The Company believes that it will have sufficient resources to fund its planned capital growth and operating requirements.

The Company declared and paid the final dividends on its preferred stock in the first quarter of fiscal 1997 in the amount of $5.8 million on November 12, 1996 concurrent with the repurchase of this preferred stock. Beginning with the third quarter of fiscal 1995, the Company eliminated its quarterly cash dividend on common stock (previously $.05 per share per quarter).

As discussed above, in March 1995, the Company sold all of its Neiman Marcus credit card receivables through a subsidiary to a trust in exchange for certificates representing undivided interests in such receivables. Certificates representing an undivided interest in $246.0 million of these receivables were sold to third parties in a public offering of $225.0 million 7.60% Class A certificates and $21.0 million 7.75% Class B certificates. The Company's subsidiary will retain the remaining undivided interest in the receivables not represented by the Class A and Class B certificates. A portion of that interest is subordinated to the Class A and Class B certificates. The Company will continue to service all receivables for the trust. This sale had the effect of decreasing accounts receivable and outstanding debt by $246.0 million.

Seasonality
The specialty retail industry is seasonal in nature, and a disproportionately high level of the Company's sales and earnings are generated in the fall and holiday selling seasons. The Company's working capital requirements and inventories increase substantially in the first quarter in anticipation of the holiday selling season.

Impact of Inflation
The Company has adjusted selling prices to maintain certain profit levels and will continue to do so as competitive conditions permit. In general, management believes that the impact of inflation or of changing prices has not had a material effect on the Company's results of operations during the last three fiscal years, except as discussed above in "Overview" with respect to the LIFO method of inventory valuation.
[END PAGE 30]

[START PAGE 31]
Recent Accounting Pronouncements
In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 128, "Earnings per Share" (SFAS
128). Under the new standard, which must be adopted for periods ending after December 15, 1997, the Company will be required to change the method used to compute earnings per share and to restate prior periods presented. A dual presentation of basic and diluted earnings per share will be required. The basic earnings per share calculation, which will replace primary earnings per share, will exclude the dilutive impact of stock options and other common share equivalents. The diluted earnings per share calculation, which will replace fully diluted earnings per share, will include common share equivalents. The adoption of SFAS 128 will not have a material impact on earnings per share for the three years ended August 2, 1997.

In February 1997, the FASB issued Statement of Financial Accounting Standard No. 129, "Disclosure of Information about Capital Structure" (SFAS 129), which must be adopted for periods ending after December 15, 1997. The Statement makes disclosure requirements regarding capital structure applicable to all entities. The Statement contains no change in disclosure requirements for the Company.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income"(SFAS 130). The Statement, which must be adopted for periods beginning after December 15, 1997, establishes standards for reporting and display of comprehensive income and its components in consolidated financial statements. The effect of adopting SFAS 130 is not expected to be material to the Company's financial position or results of operations.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131), which must be adopted for periods beginning after December 15, 1997. Under the new standard, companies will be required to report certain information about operating segments in consolidated financial statements. Operating segments will be determined based on the method that management organizes its businesses for making operating decisions and assessing performance. The standard also requires that companies report certain information about their products and services, the geographic areas in which they operate, and their major customers. The Company is currently evaluating the effect, if any, of implementing SFAS 131.
[END PAGE 31]

[START PAGE 32]

Consolidated Balance Sheets
                                                                          August 2,        August 3,
(Dollar Amounts in Thousands)                                                  1997             1996
                                                                         ----------       ----------
Assets
CURRENT ASSETS
     Cash and equivalents                                                $   16,861       $   12,659
     Undivided interests in NMG Credit Card Master Trust                    128,341          114,392
     Accounts receivable, less allowance
         for doubtful accounts of $1,700 and $1,300                          55,041           51,050
     Merchandise inventories                                                460,412          443,948
     Deferred income taxes                                                   19,049           21,666
     Other current assets                                                    54,339           45,368
                                                                         ----------       ----------
         TOTAL CURRENT ASSETS                                               734,043          689,083
                                                                         ==========       ==========
PROPERTY AND EQUIPMENT
     Land, buildings and improvements                                       428,325          396,541
     Fixtures and equipment                                                 300,579          271,852
     Construction in progress                                                26,029           36,431
                                                                         ----------       ----------
                                                                            754,933          704,824
     Less accumulated depreciation and amortization                         300,800          247,199
                                                                         ----------       ----------
     PROPERTY AND EQUIPMENT, NET                                            454,133          457,625
                                                                         ----------       ----------
OTHER ASSETS                                                                 99,684          105,642
                                                                         ----------       ----------
                                                                         $1,287,860       $1,252,350
                                                                         ==========       ==========

Liabilities and Shareholders' Equity
CURRENT LIABILITIES
     Notes payable and current maturities of long-term liabilities       $    8,810       $   35,576
     Accounts payable                                                       174,952          192,146
     Accrued liabilities                                                    147,730          146,326
                                                                         ----------       ----------
         TOTAL CURRENT LIABILITIES                                          331,492          374,048
                                                                         ----------       ----------

LONG-TERM LIABILITIES
     Notes and debentures                                                   300,000          292,000
     Other long-term liabilities                                             69,738           69,940
                                                                         ----------       ----------
         TOTAL LONG-TERM LIABILITIES                                        369,738          361,940
                                                                         ----------       ----------
DEFERRED INCOME TAXES                                                        31,902           33,329
COMMITMENTS AND CONTINGENCIES
REDEEMABLE PREFERRED STOCKS
     (redeemed for $416,425)                                                     --          407,426
COMMON STOCK
     Common stock -- $.01 par value
         Authorized -- 100,000,000 shares
         Issued and outstanding -- 49,873,347 and 38,003,702 shares             499              380

ADDITIONAL PAID-IN CAPITAL                                                  485,658           83,106
RETAINED EARNINGS (ACCUMULATED DEFICIT)                                      68,571           (7,879)
                                                                         ----------       ----------
                                                                         $1,287,860       $1,252,350
                                                                         ==========       ==========
See Notes to Consolidated Financial Statements.

[END PAGE 32]

[START PAGE 33]

Consolidated Statements of Earnings

                                                               .............Years Ended.............
                                                               August 2,     August 3,      July 29,
(In Thousands Except for Per Share Data)                            1997          1996          1995
                                                              ----------    ----------    ----------
Revenues                                                      $2,209,891    $2,075,003    $1,888,249
Cost of goods sold including buying and occupancy costs        1,504,858     1,416,296     1,276,776
Selling, general and administrative expenses                     509,687       485,533       448,956
Corporate expenses                                                14,364        13,719        12,465
                                                              ----------    ----------    ----------

Operating earnings                                               180,982       159,455       150,052


Interest expense                                                  26,330        28,228        33,958
                                                              ----------    ----------    ----------

Earnings from continuing operations before income taxes          154,652       131,227       116,094
Income taxes                                                      63,407        53,803        48,759
                                                              ----------    ----------    ----------

Earnings from continuing operations                               91,245        77,424        67,335
Loss from discontinued operations, net of taxes
     (including loss on disposal of $9,873)                           --            --       (11,727)
                                                              ----------    ----------    ----------

Net earnings                                                      91,245        77,424        55,608

Loss on redemption of redeemable
     preferred stocks (see Note 2)                               (22,361)          --            --
Dividends and accretion on redeemable preferred stocks            (6,201)      (29,104)      (29,092)
                                                              ----------    ----------    ----------

Net earnings applicable to common shareholders                $   62,683    $   48,320    $   26,516
                                                              ==========    ==========    ==========

Weighted average shares outstanding                               47,335        38,218        37,999
                                                              ==========    ==========    ==========

Amounts per share applicable to common shareholders:
     Earnings from continuing operations                      $     1.32    $     1.26    $     1.01
     Loss from discontinued operations                                --            --          (.31)
                                                              ----------    ----------    ----------
     Net earnings per share                                   $     1.32    $     1.26    $      .70
                                                              ==========    ==========    ==========
     See Notes to Consolidated Financial Statements.

[END PAGE 33]

[START PAGE 34]

Consolidated Statements of Cash Flows

                                                               .............Years Ended.............
                                                               August 2,    August 3,       July 29,
(In Thousands)                                                      1997          1996          1995
                                                               ---------     ---------      --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                   $  91,245     $  77,424     $  55,608
Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Depreciation and amortization                                59,820        56,305        48,397
     Deferred income taxes                                         1,190        (2,047)          259
     Change in net assets of discontinued operations                  --            --         8,317
     Other                                                         2,199         2,447        (3,479)
Changes in current assets and liabilities:
     Accounts receivable                                          (3,991)       (5,401)        5,877
     Merchandise inventories                                     (16,464)      (84,856)      (38,709)
     Accounts payable and accrued liabilities                    (15,790)       15,751        63,005
     Other                                                        (8,971)       (6,958)        6,846
                                                               ---------     ---------     ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES                        109,238        52,665       146,121
                                                               ---------     ---------     ---------

CASH FLOWS FOR INVESTING ACTIVITIES
Additions to property and equipment                              (53,037)      (85,736)      (93,514)
Purchases of held-to-maturity securities                        (461,791)     (502,604)     (210,995)
Maturities of held-to-maturity securities                        447,842       492,673       170,534
                                                               ---------     ---------     ---------
NET CASH USED FOR INVESTING ACTIVITIES                           (66,986)      (95,667)     (133,975)
                                                               ---------     ---------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings                                         113,500       109,917        17,065
Repayment of debt                                               (132,000)      (41,571)     (247,276)
Payment of redemption of preferred stock                        (281,426)           --            --
Proceeds from receivables securitization                              --            --       245,965
Common stock issued                                              267,672           740           112
Dividends paid                                                    (5,796)      (27,120)      (30,917)
                                                               ---------     ---------     ---------
NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES             (38,050)       41,966       (15,051)
                                                               ---------     ---------     ---------
CASH AND EQUIVALENTS
Increase/(Decrease) during the year                                4,202        (1,036)       (2,905)
Beginning balance                                                 12,659        13,695        16,600
                                                               ---------     ---------     ---------
Ending balance                                                 $  16,861     $  12,659     $  13,695
                                                               =========     =========     =========

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
Cash paid during the year for:
     Interest                                                  $  28,441     $  27,816     $  34,466
                                                               =========     =========     =========
     Income taxes                                              $  63,951     $  56,523     $  17,614
                                                               =========     =========     =========

See Notes to Consolidated Financial Statements.

[END PAGE 34]

[START PAGE 35]

Consolidated Statements of Common Shareholders' Equity

                                                                      Additional   Retained Earnings
                                            .....Common Stock.....       Paid-In        (Accumulated
(In Thousands)                              Shares         Amount        Capital            Deficit)
                                          --------      ---------     ----------         -----------

BALANCE -- JULY 31, 1994                    37,951      $     380     $   82,254         $   (78,918)

Net earnings                                    --             --             --              55,608
Accretion of redeemable preferred stock         --             --             --              (1,972)
Common dividends                                --             --             --              (3,797)
Preferred dividends                             --             --             --             (27,120)
Other equity transactions                        9             --            112                  --
                                          --------      ---------     ----------         -----------

BALANCE -- JULY 29, 1995                    37,960            380         82,366             (56,199)


Net earnings                                    --             --             --              77,424
Accretion of redeemable preferred stock         --             --             --              (1,984)
Preferred dividends                             --             --             --             (27,120)
Other equity transactions                       44             --            740                  --
                                          --------      ---------     ----------        ------------

BALANCE -- AUGUST 3, 1996                   38,004            380         83,106              (7,879)


Net earnings                                    --             --             --              91,245
Accretion of redeemable preferred stock         --             --             --                (405)
Preferred dividends                             --             --             --              (5,796)
Loss on redemption of redeemable
     preferred stock                            --             --             --              (8,594)
Issuance of common stock                    11,857            119        402,161                  --
Other equity transactions                       12             --            391                  --
                                          --------     ----------    -----------       -------------

BALANCE -- AUGUST 2, 1997                   49,873     $      499     $  485,658          $   68,571
                                          ========     ==========     ==========       =============

See Notes to Consolidated Financial Statements.

[END PAGE 35]

[START PAGE 36]

Notes to Consolidated Financial Statements
NOTE 1      Summary of Significant Accounting Policies

Basis of Reporting
The Company's specialty retailing businesses include Neiman Marcus Stores, NM Direct and Bergdorf Goodman. The consolidated financial statements include the accounts of all of the Company's wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company's fiscal year ends on the Saturday closest to July 31. In fiscal 1996, the reporting period included 53 weeks as compared to 52 weeks in each of fiscal years 1997 and 1995.

Cash and Equivalents
Cash and equivalents consist of cash and highly liquid investments with maturities of three months or less from the date of purchase.

Undivided Interests in NMG Credit Card Master Trust
In March 1995, the Company sold all of its Neiman Marcus credit card receivables through a subsidiary to The Neiman Marcus Group Credit Card Master Trust (the "Trust") in exchange for certificates representing undivided interests in such receivables. During the quarter ended May 3, 1997 the Company began to segregate its undivided interests in the Trust from its accounts receivable on the consolidated balance sheets. The undivided interests in the Trust include the interests retained by the Company's subsidiary which are represented by the Class C Certificate ($54.0 million) and the Seller's Certificate (the excess of the total receivables transferred to the Trust over the portion represented by certificates sold to investors and the Class C Certificate). The undivided interests in the Trust represent securities which the Company intends to hold to maturity in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Due to the short-term revolving nature of the credit card portfolio, the carrying value of the Company's undivided interests in the Trust approximates fair value.

Merchandise Inventories
Inventories are stated at the lower of cost or market. Substantially all of the Company's inventories are valued using the retail method on the last-in, first-out (LIFO) basis. While the Company believes that the LIFO method provides a better matching of costs and revenues, some specialty retailers use the first-in, first-out (FIFO) method and, accordingly, the Company has provided the following data for comparative purposes.

If the FIFO method of inventory valuation had been used to value all inventories, merchandise inventories would have been $15.0 million and $13.5 million higher than reported at August 2, 1997 and August 3, 1996, respectively. As a result of using the LIFO valuation method, net earnings were $0.9 million lower in 1997, $0.4 million higher in 1996, and $6.0 million higher in 1995 than they would have been using the FIFO method.

Depreciation and Amortization
Depreciation and amortization are provided on a straight-line basis over the shorter of the estimated useful lives of the related assets or the lease term. Buildings and improvements are depreciated over 15 to 30 years while fixtures and equipment are depreciated over 2 to 15 years.

When property and equipment are retired or have been fully depreciated, the cost and the related accumulated depreciation are eliminated from the respective accounts. Gains or losses arising from dispositions are reported as income or expense.
[END PAGE 36]

[START PAGE 37]
Intangibles are amortized on a straight-line basis over their estimated useful lives, not exceeding 40 years. Amortization expense was $3.7 million in 1997, 1996 and 1995.

In 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and determined that no impairment loss need be recognized.

On an annual basis the Company compares the carrying value of its long-lived assets against projected undiscounted cash flows to determine any impairment and to evaluate the reasonableness of the depreciation or amortization periods.

Income Taxes
Income taxes are calculated in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109) "Accounting for Income Taxes." SFAS 109 requires the asset and liability method of accounting for income taxes.

Revenue Recognition
The Company recognizes revenue at point-of-sale or upon shipment.

Receivables and Finance Charge Income
The Company's credit operations generate finance charge income, which is recognized as income when earned and is recorded as a reduction of selling, general and administrative expenses. Finance charge income amounted to $47.0 million in 1997, $47.7 million in 1996 and $55.9 million in 1995. The securitization of the Company's credit card receivables, which was completed in March 1995, had the effect of reducing finance charge income by $19.0 million in each of 1997 and 1996, and $7.1 million in 1995.

Concentration of credit risk with respect to trade receivables is limited due to the large number of customers to whom the Company extends credit. Ongoing credit evaluation of customers' financial position is performed, and collateral is not required as a condition of extending credit. The Company maintains reserves for potential credit losses.

In 1997, the Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 125). The effect of adopting SFAS 125 was not material to the Company's financial position or results of operations.

Preopening Expenses
Costs associated with the opening of new stores are expensed as incurred.

Advertising and Catalogue Costs
Direct response advertising relates primarily to the production and distribution of the Company's catalogues and is amortized over the estimated life of the catalogue. All other advertising costs are expensed in the period incurred. Advertising expenses were $108.7 million, $104.2 million and $105.6 million in fiscal 1997, fiscal 1996 and fiscal 1995, respectively. Direct response advertising amounts included in other current assets in the consolidated balance sheets of August 2, 1997 and August 3, 1996 were $6.9 million and $6.0 million, respectively.
[END PAGE 37]

[START PAGE 38]
Earnings Per Common and Common Equivalent Share
Earnings per share information reflects the earnings of the Company applicable to common shareholders. The dividend and accretion requirements of the redeemable preferred stocks were deducted from the earnings from continuing operations of the Company to arrive at net earnings applicable to common shareholders.

Earnings per common share is based upon the weighted average number of common and, when dilutive, common equivalent shares outstanding during the year.

Significant Estimates
In the process of preparing its consolidated financial statements, the Company estimates the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources. The primary estimates underlying the Company's consolidated financial statements include allowances for doubtful accounts, accruals for pension and postretirement benefits and other matters. Actual results could differ from these estimates. Management bases its estimates on historical experience and on various assumptions which are believed to be reasonable under the circumstances.

Reclassifications
Certain reclassifications have been made to the 1996 and 1995 financial statements to conform to the 1997 presentation.


NOTE 2     Company Public Offering

In October 1996, the Company completed a public offering of 8.0 million shares of its common stock at a price of $35.00 per share. The net proceeds from the offering ($267.3 million) were used by the Company to partially fund the repurchase of all of the Company's issued and outstanding preferred stock from Harcourt General, Inc., the Company's majority shareholder. In addition to the net proceeds, on November 12, 1996 the Company issued Harcourt General 3.9 million shares of the Company's common stock (valued at $135.0 million at $35.00 per share) and completed the exchange for all of the Company's issued and outstanding preferred stock. The total consideration paid by the Company to Harcourt General in connection with the repurchase was $416.4 million, representing 98% of the aggregate stated value of the preferred stock, plus accrued and unpaid dividends through the date of the closing of the public offering.

In connection with the transaction, the Company incurred a non-recurring charge to net earnings applicable to common shareholders of $22.4 million, comprised of two components: (i) $8.6 million representing the difference between the book value of the preferred stock and the total purchase price, and (ii) $13.8 million representing the fair value of shares issued to Harcourt General in excess of the number of shares that would have been issued in accordance with the conversion terms of the 6% Preferred Stock.

Had the public offering and repurchase of the preferred stock taken place at the beginning of the three years ending August 2, 1997, net earnings per share applicable to common shareholders for those periods would have been $1.82, $1.55, and $1.35 in 1997, 1996 and 1995, respectively.
[END PAGE 38]

[START PAGE 39]
NOTE 3      Discontinued Operations

On June 30, 1995, the Company sold its Contempo Casuals operations to The Wet Seal, Inc. for approximately $1.0 million of Wet Seal Class A Common Stock and $100,000 in cash. The consolidated financial statements have been restated to present Contempo Casuals as a discontinued operation.

The loss from discontinued operations in 1995 is net of applicable income tax benefits of $1.3 million. The loss on disposal in 1995 of $9.9 million is net of $7.1 million of applicable income tax benefits.

Revenues related to the discontinued Contempo Casuals operations were $207.2 million in 1995.



NOTE 4     Other Assets

Other assets consisted of the following:
                                                                          August 2,       August 3,
(In Thousands)                                                                 1997            1996
                                                                         ----------      ----------
Trademarks                                                               $   73,000      $   73,000
Goodwill                                                                     22,729          22,729
Other                                                                        36,394          38,677
                                                                         ----------      ----------
                                                                            132,123         134,406
Accumulated amortization                                                    (32,439)        (28,764)
                                                                         ----------      ----------
                                                                         $   99,684      $  105,642
                                                                         ==========      ==========

Trademarks and goodwill are amortized over 40 years. Mailing lists (which are included in Other) are amortized over 11 years.



NOTE 5      Accrued Liabilities

Accrued liabilities consisted of the following:
                                                                          August 2,       August 3,
(In Thousands)                                                                 1997            1996
                                                                         ----------      ----------
Accrued salaries and related liabilities                                 $   29,322      $   26,336
Self-insurance reserves                                                      23,478          27,860
Income taxes payable                                                         15,551          17,285
Other                                                                        79,379          74,845
                                                                         ----------      ----------
                                                                         $  147,730      $  146,326
                                                                         ==========      ==========

[END PAGE 39}

[START PAGE 40]
NOTE 6     Long-Term Liabilities

Long-term liabilities consisted of the following:
                                                         Interest         August 2,       August 3,
(In Thousands)                                               Rate              1997            1996
                                                         --------        ----------      ----------
Revolving credit agreement (a)                           Variable        $  300,000      $  186,500
Senior notes (b)                                          Various                --         132,000
Capital lease obligations (c)                        7.63--10.25%             6,142           6,697
Other long-term liabilities (d)                           Various            72,406          72,319
                                                         --------        ----------      ----------
Total long-term liabilities                                                 378,548         397,516
Less current maturities                                                      (8,810)        (35,576)
                                                                         ----------      ----------
                                                                         $  369,738      $  361,940
                                                                         ==========      ==========

(a) The Company has a five year, $500 million revolving credit facility which expires in April, 2000. The Company may terminate this agreement at any time on three business days' notice. The rate of interest payable (6.02% at August 2, 1997) varies according to one of four pricing options selected by the Company. The revolving credit facility contains, among other restrictions, provisions limiting the issuance of additional debt, the amount and type of investments and the payment of dividends.

In addition to its revolving credit facility, the Company borrows from other banks on an uncommitted basis. Such borrowings are included in notes payable and current maturities of long-term liabilities and amounted to $26.5 million at August 3, 1996. No such borrowings were outstanding at August 2, 1997.

(b) Senior notes consisted of the following at August 3, 1996:




                                                                                     Principal Amount
Interest Rate                                                                   Due    (In Thousands)
                                                                      -------------  ----------------
9.59%                                                                   August 1996      $     52,000
9.24%                                                                 December 1996      $     40,000
Variable                                                              December 1996      $     40,000
                                                                      =============  ================

The notes were repaid at maturity with borrowings under the revolving credit facility.

(c) The amount of assets under capital leases included in property and equipment net of amortization was $3.1 million at August 2, 1997 and $3.5 million at August 3, 1996.

(d) Other long-term liabilities consisted primarily of certain employee benefit obligations, postretirement health care benefits and the liability for scheduled rent increases.
[END PAGE 40]

[START PAGE 41]
The aggregate maturities of all long-term liabilities and capital lease obligations are $8.8 million in 1998, $4.1 million in 1999, $304.1 million in 2000, $4.3 million in 2001, $4.6 million in 2002 and $52.6 million thereafter.



NOTE 7      Redeemable Preferred Stocks

The Company is authorized to issue up to 50,000,000 shares of preferred stock. In fiscal 1997, the Company repurchased its issued and outstanding preferred stocks which consisted of 1,000,000 shares of 6% Cumulative Convertible Preferred Stock and 500,000 shares of 9 1/4% Cumulative Redeemable Preferred Stock, all of which were owned by Harcourt General.


NOTE 8      Common Shareholders' Equity

Ownership by and Relationship with Harcourt General
Harcourt General owns approximately 26.4 million shares of Common Stock, or approximately 53% of the issued and outstanding shares of Common Stock of the Company.

The Company and Harcourt General are parties to an agreement pursuant to which Harcourt General provides certain management, accounting, financial, legal, tax and other corporate services to the Company. The fees for these services are based on Harcourt General's costs and are subject to the approval of a committee of directors of the Company who are independent of Harcourt General. This agreement may be terminated by either party on 180 days' notice. Charges to the Company under this agreement were $5.7 million in 1997, $6.9 million in 1996 and $6.5 million in 1995.

The Company's Chairman of the Board and Chief Executive Officer; President and Chief Operating Officer; Senior Vice President and Chief Financial Officer; Senior Vice President and General Counsel; as well as certain other officers, serve in similar capacities with Harcourt General. The first two named officers also serve as directors of both companies.

Common Stock
Common Stock is entitled to dividends if and when declared by the Board of Directors, and each share carries one vote. Holders of Common Stock have no cumulative voting, conversion, redemption or preemptive rights.

Common Stock Incentive Plans
The Company has established common stock incentive plans allowing for the granting of stock options, stock appreciation rights (SARs) and stock-based awards to its employees. The Company applies Accounting Principles Board (APB) Opinion No. 25 and related Interpretations in accounting for its plans. The Company has adopted the disclosure-only provision of the Statement of Financial Accounting Standards No. 123, "Accounting for
[END PAGE 41]

[START PAGE 42]
Stock-Based Compensation" (SFAS 123). Accordingly, no compensation cost has been recognized for its common stock incentive plans. Had compensation cost for the Company's common stock incentive plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS 123, the Company's net earnings and earnings per share would be essentially unchanged.

The effects on pro forma net earnings and earnings per share of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported net earnings for future years due to such factors as the vesting period of the stock options and the potential for issuance of additional stock options in future years. In addition, the disclosure requirements of SFAS 123 are presently applicable only to options granted subsequent to July 30, 1995.

The Company has adopted the 1997 Incentive Plan (the "1997 Plan") which will be used for all future grants of equity-based awards to employees. All outstanding equity-based awards at August 2, 1997 were granted under the Company's 1987 Stock Incentive Plan. At August 2, 1997, there were 2.5 million shares of Common Stock available for grants under the 1997 Plan.

Options outstanding at August 2, 1997 were granted at prices (not less than 100% of the fair market value on the date of the grant) varying from $11.63 to $33.38. There were 100 employees with options outstanding at August 2, 1997. For all outstanding options at August 2, 1997, the weighted average exercise price was $18.21 and the weighted average remaining contractual life was approximately 4.9 years.

The Company has allowed SAR treatment in connection with the exercise of certain options. Optionees allowed SAR treatment surrender an exercisable option in exchange for an amount of cash equal to the excess of the market price of the Common Stock at the time of the surrender over the option exercise price.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1997 and 1996, respectively:

                                                                               1997            1996
                                                                            -------         -------
Expected life (years)                                                             7               7
Expected volatility                                                           31.1%           24.4%
Risk-free interest rate                                                        7.0%            7.0%
                                                                            =======         =======

[END PAGE 42]

[START PAGE 43]
A summary of the status of the Company's 1987 Stock Incentive Plan as of August 2, 1997, and August 3, 1996, and changes during the years ending on those dates is presented below:

                          .........1997.........   .........1996........    ..........1995.........
                                       Weighted-               Weighted-                  Weighted-
                                         Average                 Average                    Average
                                        Exercise                Exercise                   Exercise
                              Shares       Price      Shares       Price        Shares        Price
                           ----------   ---------   ---------  ----------    ----------    ---------
OPTIONS
Outstanding at
      beginning of year      653,077   $   14.41     784,864   $   14.47       666,348    $   14.47
Granted                      131,050       33.38     128,600       15.38       228,050        14.38
SAR Surrenders               (82,207)      14.45    (202,192)      14.95       (13,470)       12.61
Exercised                     (1,200)      14.53      (2,900)      15.28        (1,644)       12.29
Canceled                     (39,940)      17.85     (55,295)      15.63       (94,420)       14.47
                           ---------   ---------   ---------   ---------    ----------    --------
Outstanding at
      end of year            660,780   $   18.21     653,077   $   14.41       784,864    $   14.47
                           =========   =========   =========   =========    ==========    =========
Options
      exercisable
      at year-end            273,090   $   14.21     239,247   $   14.34       356,064    $   15.12
                           =========   =========   =========   =========    ==========    =========

NOTE 9      Income Taxes

Income tax expense was as follows:

                                                             ..............Years Ended............
                                                             August 2,     August 3,      July 29,
   (In Thousands)                                                 1997          1996          1995
   Current:                                                  ---------    ----------     ---------
   Federal                                                   $  53,292    $   47,517     $  39,965
   State                                                         8,925         8,333         9,136
                                                             ---------    ----------     ---------
                                                                62,217        55,850        49,101
                                                             =========    ==========     =========
   Deferred:
   Federal                                                         836        (1,588)          668
   State                                                           354          (459)       (1,010)
                                                             ---------    ----------     ---------
                                                                 1,190        (2,047)         (342)
                                                             ---------    ----------     ---------
        Income tax expense                                   $  63,407    $   53,803     $  48,759
                                                             =========    ==========     =========

[END PAGE 43]

[START PAGE 44]
The Company's effective income tax rate was 41% in 1997 and 1996 and 42% in 1995. The difference between the statutory federal tax rate and the effective tax rate is due primarily to state income taxes.

Significant components of the Company's net deferred income tax liability stated on a gross basis were as follows:


                                                                             August 2,     August 3,
(In Thousands)                                                                    1997          1996
Gross deferred income tax assets:                                          -----------   -----------
Financial accruals and reserves                                              $  19,578     $  19,468
Employee benefits                                                               23,630        25,941
Inventories                                                                      8,276         8,006
Deferred lease payments                                                          3,066         3,481
Other                                                                              754         3,566
                                                                           -----------   -----------
     Total deferred tax assets                                                  55,304        60,462
                                                                           -----------   -----------
Gross deferred income tax liabilities:
Excess tax depreciation                                                        (57,429)      (59,128)
Pension accrual                                                                 (4,581)       (7,178)
Other assets previously deducted on tax return                                  (6,147)       (5,819)
                                                                           -----------   -----------
     Total deferred tax liabilities                                            (68,157)      (72,125)
                                                                           -----------   -----------
Net deferred income tax liability                                            $ (12,853)    $ (11,663)
                                                                           ===========   ===========


NOTE 10      Pension Plans

The Company has a noncontributory defined benefit pension plan covering substantially all full-time employees. The Company also sponsors an unfunded supplemental executive retirement plan which provides certain employees additional pension benefits. Benefits under the plans are based on the employees' years of service and compensation over defined periods of employment. When funding is required, the Company's policy is to contribute amounts that are deductible for federal income tax purposes. Pension plan assets consist primarily of equity and fixed income securities.


Components of net pension expense were as follows:

                                                               ............ Years Ended.............
                                                               August 2,     August 3,      July 29,
(In Thousands)                                                      1997          1996          1995
                                                               ---------     ---------     ---------
Service cost                                                   $   5,591     $   5,700     $   5,800
Interest cost on projected benefit obligation                     10,055         8,300         7,900
Actual return on assets                                          (40,235)      (12,100)       (7,500)
Net amortization and deferral                                     33,770         5,700         1,200
                                                               ---------     ---------     ---------
Net pension expense                                            $   9,181     $   7,600     $   7,400
                                                               =========     =========     =========

[END PAGE 44]

[START PAGE 45]
The accounting assumptions used in the computation of pension expense were as follows:

                                                                    1997         1996           1995
                                                               ---------    ----------    ----------
Discount rate                                                       7.5%          7.5%          7.5%
Long-term rate of return on plan assets                             9.0%          9.0%          9.0%
Rate of increases in future compensation levels                     5.0%          5.0%          5.0%
                                                               =========    ==========    ==========

The plans' funded status and amounts recognized in the consolidated balance sheets were as follows:

                                                 .....August 2, 1997....    .....August 3, 1996.....
                                                    Funded      Unfunded        Funded      Unfunded
(In Thousands)                                         Plan         Plan         Plan          Plan
                                                 -----------  ----------    ----------    ----------
Vested benefit obligation                        $   99,591   $   15,447    $   90,500    $   13,200
                                                 ==========   ==========    ==========    ==========
Accumulated benefit obligation                   $  103,100   $   19,922    $   94,000    $   15,300
                                                 ==========   ==========    ==========    ==========

Projected benefit obligation                     $  119,477   $   25,199    $  108,000    $   25,200
Pension plan assets at fair value                   144,288           --       106,600            --
                                                 ----------   ----------    ----------    ----------
Funded (underfunded) projected obligation            24,811      (25,199)       (1,400)      (25,200)
Net amortization and deferral                       (14,123)         804        16,200         3,100
Unrecognized net obligation at transition
     and unrecognized prior service cost              1,579        3,156         1,900         3,500
Pension asset (liability) recognized             ----------   ----------    ----------    ----------
     in the consolidated balance sheets          $   12,267   $  (21,239)   $   16,700    $  (18,600)
                                                 ==========   ==========    ==========    ==========

The Company has a qualified defined contribution 401(k) plan, which covers substantially all employees. Employees make contributions to the plan, and the Company matches 25% of an employee's contribution up to a maximum of 6% of the employee s compensation. Company contributions for the years ended August 2, 1997, August 3, 1996 and July 29, 1995 were $2.6 million, $2.3 million, and $2.2 million, respectively.


NOTE 11     Postretirement Health Care Benefits

Retirees and active employees hired prior to March 1, 1989 are eligible for certain limited postretirement health care benefits if they have met certain service and minimum age requirements. The cost of these benefits is accrued during the years in which an employee provides services. The Company paid postretirement health care benefit claims of $1.2 million during 1997, $1.2 million during 1996 and $1.4 million during 1995.
[END PAGE 45]

[START PAGE 46]
The actuarial present value of accumulated postretirement health care benefit obligations and the amounts recognized in the consolidated balance sheets were as follows:

                                                                            ......Years Ended.......
                                                                             August 2,     August 3,
(In Thousands)                                                                    1997         1996
                                                                            ----------    ----------
Retirees                                                                    $   11,202    $   11,692
Fully eligible active plan participants                                          3,409         3,488
Other active plan participants                                                   2,944         3,587
                                                                            ----------    ----------
Accumulated postretirement benefit obligation                                   17,555        18,767
Unrecognized net gain                                                            1,276         1,003
                                                                            ----------    ----------
Total                                                                       $   18,831    $   19,770
                                                                            ==========    ==========


The periodic postretirement health care benefit cost was as follows:

                                                               .............Years Ended.............
                                                               August 2,     August 3,      July 29,
(In Thousands)                                                      1997          1996          1995
Net periodic cost:                                             ---------    ----------    ----------
     Service cost                                              $      48    $      222    $      300
     Interest cost on accumulated benefit obligation                 819         1,621         1,249
     Net amortization and deferral                                  (563)           --            --
                                                               ---------    ----------    ----------
Total                                                          $     304    $    1,843    $    1,549
                                                               =========    ==========    ==========

A health care cost trend rate of 10% was assumed in measuring the accumulated postretirement health care benefit obligation at August 2, 1997, gradually declining to 5% by the year 2002. Measurement of the accumulated postretirement health care benefit obligation was based on an assumed 7.5% discount rate in 1997, 1996 and 1995. An increase of 1% in the health care cost trend rate would increase the accumulated postretirement health care benefit obligation as of August 2, 1997 by $2.2 million. The effect of this change on the annual net periodic postretirement health care benefit cost would be an increase of approximately $180,000.


NOTE 12    Commitments and Contingencies

Operating Leases
The Company's operations are conducted primarily in leased properties which include retail stores, distribution centers and other facilities.
Substantially all leases are for periods of up to thirty years with renewal options at fixed rentals, except that certain leases provide for additional rent based on revenues in excess of predetermined levels.
[END PAGE 46]

[START PAGE 47]
Rent expense under operating leases was as follows:

                                                             .............Years Ended..............
                                                              August 2,     August 3,      July 29,
(In Thousands)                                                     1997          1996          1995
                                                             ----------    ----------    ----------
Minimum rent                                                 $   31,200    $   29,200    $   29,300
Rent based on revenues                                           11,600        10,700         8,400
                                                             ----------    ----------    ----------
Total rent expense                                           $   42,800    $   39,900    $   37,700
                                                             ==========    ==========    ===========

Future minimum lease payments, excluding renewal options, under operating leases are as follows: 1998 -- $31.6 million; 1999 -- $30.5 million; 2000 -- $30.2 million; 2001 -- $29.2 million; 2002 -- $29.0 million; all years thereafter -- $515.2 million.

Litigation
The Company is involved in various suits and claims in the ordinary course of business. Management does not believe that the disposition of any such suits and claims will have a material adverse effect upon the consolidated results of operations or the financial position of the Company.

Letters of Credit
The Company had approximately $2.6 million of outstanding irrevocable letters of credit relating to purchase commitments at August 2, 1997.


NOTE 13     Fair Value of Financial Instruments

The estimated fair values of the Company s financial instruments are as reported and disclosed in the consolidated financial statements, and as discussed below.

Securitization of Credit Card Receivables
In March 1995, the Company sold all of its Neiman Marcus credit card receivables through a subsidiary to The Neiman Marcus Group Credit Card Master Trust (the "Trust") in exchange for certificates representing undivided interests in such receivables. Certificates representing undivided interests in $246.0 million of these receivables were sold to third parties in a public offering of $225.0 million of 7.60% Class A certificates and $21.0 million of 7.75% Class B certificates. The Company used the proceeds from this offering to pay down existing debt. The Company's subsidiary will retain the remaining undivided interests in the receivables not represented by the Class A and Class B certificates. A portion of these interests is subordinated to the Class A and Class B certificates. The Company will continue to service all receivables for the Trust.

In anticipation of the securitization, the Company entered into several forward interest rate lock agreements. The agreements allowed the Company to establish a weighted average effective interest rate of approximately 8.0% on the certificates issued as part of the securitization. During March 1995, the Company paid $5.4 million to settle all of its interest rate lock agreements. [END PAGE 47]

[START PAGE 48]
NOTE 14     Quarterly Financial Information (unaudited)

                                             ..................Year Ended August 2, 1997...............
                                                First      Second       Third      Fourth
(In Millions Except for Per Share Data)       Quarter     Quarter     Quarter     Quarter        Total
                                             --------    --------   ---------   ---------   ----------
Revenues                                     $  544.1    $  661.9   $   506.5   $   497.3   $  2,209.8
                                             ========    ========   =========   =========   ==========
Gross profit                                 $  193.5    $  201.3   $   162.7   $   147.5   $    705.0
                                             ========    ========   =========   =========   ==========

Net earnings                                     30.9        25.6        20.7        14.0         91.2
Loss on redemption of
     redeemable preferred stocks                (22.4)         --          --          --        (22.4)
Preferred dividends and accretion                (6.2)         --          --          --         (6.2)
Net earnings applicable to                   --------    --------   ---------   ---------   ----------
     common shareholders                     $    2.3    $   25.6   $    20.7   $    14.0   $     62.6
                                             ========    ========   =========   =========   ===========
Amounts per share applicable
     to common shareholders:
     Net earnings                            $    .06    $    .52   $     .41   $     .28   $     1.32
                                             ========    ========   =========   =========   ==========


                                            ...................Year Ended August 3, 1996................
                                               First      Second        Third      Fourth
                                              Quarter     Quarter     Quarter     Quarter        Total
                                             ---------   --------   ---------   ---------   ----------
Revenues                                     $  489.9    $  625.4   $   474.1   $   485.6   $  2,075.0
                                             ========    ========   =========   =========   ==========
Gross profit                                 $  171.8    $  186.5   $   153.3   $   147.1   $    658.7
                                             ========    ========   =========   =========   ==========

Net earnings                                     25.0        22.8         18.8       10.8         77.4
Preferred dividends and accretion                (7.3)       (7.3)        (7.3)      (7.2)       (29.1)
Net earnings applicable to                   --------    --------   ----------  ---------   ----------
     common shareholders                     $   17.7    $   15.5   $    11.5   $     3.6   $     48.3
                                             ========    ========   =========   =========   ==========
Amounts per share applicable
     to common shareholders:
     Net earnings                            $    .47    $    .41   $     .30   $    .09   $     1.26
                                             ========    ========   =========   =========  ===========

In the fourth quarter, the effect of adjusting the LIFO reserve for inventories to actual amounts increased net earnings by $2.7 million in 1997 and $3.9 million in 1996.
[END PAGE 48]

[START PAGE 49]
Independent Auditors' Report

BOARD OF DIRECTORS AND SHAREHOLDERS
THE NEIMAN MARCUS GROUP, INC.
CHESTNUT HILL, MASSACHUSETTS

We have audited the accompanying consolidated balance sheets of The Neiman Marcus Group, Inc. and subsidiaries as of August 2, 1997 and August 3, 1996, and the related consolidated statements of earnings, common shareholders' equity and cash flows for each of the three fiscal years in the period ended August 2, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Neiman Marcus Group, Inc. and subsidiaries as of August 2, 1997 and August 3, 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended August 2, 1997, in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP


Boston, Massachusetts
August 28, 1997

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

In addition, the Audit Committee of the Board of Directors, consisting solely of outside directors, meets periodically with management, the internal auditors and the independent auditors to review internal accounting controls, audit results and accounting principles and practices and annually recommends to the Board of Directors the selection of independent auditors.

/s/ John R. Cook
JOHN R. COOK
Senior Vice President and Chief Financial Officer

/s/ Stephen C. Richards
STEPHEN C. RICHARDS
Vice President and Controller

[END PAGE 49]

[START PAGE 50]

Selected Financial Data (unaudited)
                                            ......................Years Ended.......................
                                            August 3,   August 3,    July 29,    July 30,   July 31,
(In Millions Except for Per Share Data)          1997    1996 (a)        1995        1994       1993
OPERATING RESULTS:                          ---------   ---------  ---------   ---------   ---------
Revenues                                    $ 2,209.9   $ 2,075.0  $ 1,888.2   $ 1,789.5   $ 1,667.8
                                            =========   =========  =========   =========   =========

Earnings from continuing operations
     before accounting change               $    91.2   $    77.4  $    67.3   $    65.7   $    67.0
Loss from discontinued operations                  --          --      (11.7)      (49.8)       (8.4)
                                            ---------   ---------  ---------   ---------   ---------
Earnings before accounting change                91.2        77.4       55.6        15.9        58.6
Cumulative effect of
     accounting change (b)                         --          --         --          -        (11.2)
                                            ---------   ---------  ---------   ---------   ---------
Net earnings                                $    91.2   $    77.4  $    55.6   $    15.9   $    47.4
                                            =========   =========  =========   =========   =========
Net earnings (loss) applicable to
     common shareholders                    $    62.7   $    48.3  $    26.5   $   (13.2)  $    18.3
                                            =========   =========  =========   =========   =========
Amounts per share applicable
     to common shareholders:
     Continuing operations                  $    1.32   $    1.26  $    1.01   $     .96   $    1.00
     Discontinued operations                       --          --       (.31)      (1.31)       (.22)
     Accounting change (b)                         --          --         --          --        (.30)
                                            ---------   ---------  ---------   ---------    --------
Net earnings (loss)                         $    1.32   $    1.26  $     .70   $    (.35)   $    .48
                                            =========   =========  =========   =========    ========
Common dividends                                   --   $      --  $     .10   $     .20    $    .20
                                            =========   =========  =========   =========    ========

FINANCIAL POSITION:
Total assets                                $ 1,287.9   $ 1,252.4  $ 1,108.4   $ 1,323.1    $1,278.6
Long-term liabilities                       $   369.7   $   361.9  $   311.1   $   443.6    $  449.4
Redeemable preferred stocks                 $      --   $   407.4  $   405.4   $   403.5    $  401.5
                                            =========   =========  =========   =========    ========

The selected financial data should be read in conjunction with the Consolidated Financial Statements contained elsewhere in this report.
(a)     Fiscal 1996 was a 53-week year.
(b) The cumulative effect of accounting change reflects the change in accounting for postretirement health care benefits, net of applicable income taxes.
[END PAGE 50]

[START PAGE 51]
Requests for general information or published financial information should be made in writing to:

Corporate Relations Department
The Neiman Marcus Group, Inc.
Post Office Box 9187
Chestnut Hill, MA 02167-9187
(617) 232-0760.

Transfer Agent and Registrar
BankBoston, N.A.
c/o Boston EquiServe Limited Partnership
Shareholder Services Division
Post Office Box 644, Mail Stop 45-01-05
Boston, MA 02102-0644
(800) 730-4001

Form 10-K
The Company's Form 10-K as filed with the Securities and Exchange Commission is available upon written request to the Corporate Relations Department of the Company.

Annual Meeting

The Annual Meeting of Stockholders will be held on Friday, January 16, 1998 at 10:00 a.m.
at the Company's Corporate Headquarters,
27 Boylston Street, Chestnut Hill, Massachusetts.

Shares Outstanding
The Neiman Marcus Group has 50.0 million common shares outstanding. Harcourt General, Inc. owns approximately 53% of NMG's outstanding common equity. The Neiman Marcus Group had 11,944 common shareholders of record at August 2, 1997.

Corporate Address
The Neiman Marcus Group, Inc.
27 Boylston Street
Post Office Box 9187
Chestnut Hill, MA 02167-9187
(617) 232-0760

Stock Information
The Neiman Marcus Group's Common Stock is traded on the New York Stock Exchange under the symbol NMG. The following table indicates the quarterly price range of the Common Stock for the past two fiscal years.

                                        ........1997........    .........1996.........
Quarter                                     High         Low        High           Low
                                        --------    --------    --------      --------
First                                   $  35.88    $  27.13    $  18.88      $  14.63
Second                                  $  36.00    $  22.75    $  23.50      $  17.13
Third                                   $  28.13    $  23.88    $  23.13      $  17.25
Fourth                                  $  29.25    $  24.50    $  30.13      $  23.63
                                        ========    ========    ========      ========

[END PAGE 51]