Form 10-K, Exhibit 13
period 1998-08-01
NEIMAN MARCUS GROUP INC
filed 1998-10-29
CIK 819539

[PAGE 23]

THE NEIMAN MARCUS GROUP                   MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview
The Company's financial performance reflects a focused strategy executed in a favorable economic environment during the past three years and the strong competitive position of its three operating entities: Neiman Marcus Stores, Bergdorf Goodman and NM Direct. Management believes that the Company's success can be attributed to its business strategy, which is designed to increase productivity, sales and operating earnings. Key elements of the strategy include: (i) offering an extensive and carefully edited assortment of high-end fashion merchandise; (ii) providing a high level of customer service; (iii) investing in the Company's store base and supporting infrastructure; (iv) opening new stores; and (v) expanding its customer base by broadening the Company's reach through both creative marketing techniques and its direct marketing operations, NM Direct. As a result of the Company's successful implementation of this strategy, revenues rose to $2.37 billion in fiscal 1998, representing a 14.4% increase over revenues of $2.08 billion in fiscal 1996. Net earnings increased 37.3% from $77.4 million to $106.3 million during the same period.

Comparable sales were down 4.9% for the first nine weeks (ended October 3, 1998) of fiscal 1999. Management is unable at this time to predict whether this weakness in sales will continue through the year and, therefore, whether the Company will be able to maintain the positive revenue and earnings trends of the last three fiscal years.

Approximately 77% of the Company's revenues are generated by Neiman Marcus Stores with the balance split between Bergdorf Goodman and NM Direct. Revenue growth over the last three fiscal years at Neiman Marcus Stores and Bergdorf Goodman can be attributed primarily to increases in comparable store sales and new store openings. Since August 1995, the Company has opened three new Neiman Marcus stores in the Northeast market and a new store in Hawaii in September 1998. The Company currently also plans to open new Neiman Marcus stores in Coral Gables, Florida, in 2001 (120,000 gross square feet), in Palm Beach, Florida, in 2000 (49,000 gross square feet), in Plano, Texas, in 2002 (150,000 gross square feet), in Houston, Texas, in 2001 (150,000 gross square feet), and in Tampa, Florida, in 2002 (90,000 gross square feet). The Plano, Texas store will replace an existing store in nearby Prestonwood, Texas and the Houston store will replace the existing Town & Country store. In fiscal 1998, average sales per gross square foot reached all-time highs of $416 at Neiman Marcus Stores and $867 at Bergdorf Goodman, representing increases of 9.5% and 10.3%, respectively, over fiscal 1996 levels. The Company has consistently focused on renovating and modernizing its stores to improve productivity. The Company aims to improve average transaction amounts and comparable sales growth with programs which are designed to increase the customers' awareness of other merchandise offerings in the store and serve more of their merchandise needs. In addition, to meet the demands of their customers for fine merchandise, Neiman Marcus Stores and Bergdorf Goodman have placed a greater emphasis on higher quality merchandise at higher opening price points.

In fiscal 1998, the Company announced a new retail concept, "The Galleries of Neiman Marcus." The Galleries is a concept of smaller retail stores of approximately 10,000 to 15,000 square feet focusing on precious and fine jewelry, gifts and home accessories. The Company plans to open Galleries stores in Cleveland, Ohio, in November 1998, in Phoenix, Arizona, in January 1999 and in Seattle, Washington, in the summer of 1999 to test this concept. In January 1998, the Company acquired Chef's Catalog, a direct marketer of gourmet cookware and high-end kitchenware for $31 million. The operations of Chef's Catalog have been integrated with NM Direct.

In fiscal 1998, the Company's operating earnings rose to $199.1 million from $181.0 million in fiscal 1997 and $159.5 million in fiscal 1996. Because a substantial portion of the Company's selling, general and administrative expenses consists of fixed charges, comparable sales increases improve the Company's operating profit margin. Management believes that various programs designed to increase sales, coupled with improved use of technology and information systems in the Company's merchandising and inventory control, have contributed to the Company's increased operating earnings.

In addition to opening new stores, the Company continues to make significant capital investments that it believes will result in increased productivity. In particular, during fiscal 1996, 1997 and 1998, the Company invested a total of approximately $220 million in remodeling its existing store base and constructing three new Neiman Marcus stores. In fiscal 1999, major projects will include the commencement of multiyear construction projects to remodel and expand Neiman Marcus stores in San Francisco and Las Vegas, as well as the remodeling of the plaza level of the main store of Bergdorf Goodman.

In connection with the repurchase of its redeemable preferred stock in fiscal 1997, the Company incurred a nonrecurring, non-cash charge to earnings applicable to common shareholders of approximately $22.4 million, or approximately $.48 per share.

[PAGE 24]

MANAGEMENT'S DISCUSSION AND ANALYSIS                                      THE THINGS THAT COUNT

OPERATING RESULTS
                                                                      Fiscal Years Ended
                                                             ..................................
                                                              August 1,   August 2,   August 3,
(Dollars in Millions)                                              1998        1997     1996(2)
REVENUES                                                     ----------  ----------  ----------
Neiman Marcus Stores                                         $  1,815.6  $  1,696.8  $  1,566.7
Bergdorf Goodman                                                  273.9       253.7       251.9
NM Direct                                                         283.8       259.4       256.4
                                                             ----------  ----------  ----------
Total                                                        $  2,373.3  $  2,209.9  $  2,075.0
                                                             ==========  ==========  ==========

OPERATING EARNINGS
Neiman Marcus Stores                                         $    173.6  $    151.7  $    134.0
Bergdorf Goodman                                                   24.5        18.2        16.5
NM Direct                                                          15.6        25.5        22.7
Corporate expenses                                               (14.6)      (14.4)      (13.7)
                                                             ----------  ----------  ----------
Total                                                        $    199.1  $    181.0  $    159.5
                                                             ==========  ==========  ==========

OPERATING PROFIT MARGIN
Neiman Marcus Stores                                               9.6%        8.9%        8.6%
Bergdorf Goodman                                                   8.9%        7.2%        6.6%
NM Direct                                                          5.5%        9.8%        8.9%
                                                             ----------  ----------  ----------
Total(1)                                                           8.4%        8.2%        7.7%
                                                             ==========  ==========  ==========


(1) After corporate expenses.
(2) In fiscal 1996, the reporting period included 53 weeks as compared to 52 weeks in each of fiscal years 1998 and 1997.

FISCAL 1998 COMPARED TO FISCAL 1997
Revenues in fiscal 1998 increased to $2.37 billion from $2.21 billion in fiscal 1997. The 7.4% increase was primarily attributable to comparable sales growth of 7.0% and 8.0% at Neiman Marcus Stores and Bergdorf Goodman, respectively. NM Direct revenues increased in comparison to the prior year period as a result of the inclusion of sales from Chef's Catalog, a direct marketer of gourmet cookware and high-end kitchenware, which was acquired in January 1998. On a comparable basis, revenues at NM Direct decreased 2.3%.

Cost of goods sold increased 6.6% to $1.60 billion in fiscal 1998, primarily due to incremental sales. As a percentage of revenues, cost of goods sold was 67.6% in fiscal 1998 compared to 68.1% in fiscal 1997. The decrease in fiscal 1998 resulted primarily from proportionately lower buying and occupancy costs. Gross margins at both Neiman Marcus Stores and Bergdorf Goodman were essentially unchanged, while gross margins at NM Direct decreased in comparison to the prior year primarily as a result of higher markdowns.

Selling, general and administrative expenses increased 9.1% in fiscal 1998 to $556.1 million. As a percentage of revenues, selling, general and administrative expenses increased to 23.4% in fiscal 1998 from 23.1% in fiscal 1997. The proportionate increase in 1998 was primarily due to higher catalogue circulation costs at NM Direct and pre-opening expenses associated with the new Neiman Marcus store in Hawaii.

Corporate expenses, which consist primarily of charges for salaries, benefits and overhead for the individuals who provide services under the intercompany services agreement with Harcourt General, and professional fees, increased 1.8% to $14.6 million in fiscal 1998 compared to fiscal 1997. The increase was primarily due to higher professional fees.

Operating earnings increased by 10% to $199.1 million from $181.0 million in the prior year. This increase is attributed to higher sales volume, particularly the comparable sales increases at Neiman Marcus Stores and Bergdorf Goodman.

[PAGE 25]

THE NEIMAN MARCUS GROUP                   MANAGEMENT'S DISCUSSION AND ANALYSIS



Interest expense decreased 17.0% in fiscal 1998 to $21.9 million. The decrease resulted from lower average borrowings as well as a lower effective interest rate which resulted from the repayment at maturity of the Company's fixed rate senior notes with borrowings under its revolving credit facility.

The Company's effective income tax rate was 40% in fiscal 1998, as compared to 41% in fiscal 1997.

FISCAL 1997 COMPARED TO FISCAL 1996
Revenues in fiscal 1997 increased to $2.21 billion from $2.08 billion in fiscal 1996. The 6.5% increase was primarily attributable to comparable sales growth of 5.3% at Neiman Marcus Stores, and to new Neiman Marcus stores opened in King of Prussia, Pennsylvania, in February 1996 and Paramus, New Jersey, in August 1996. Comparable sales increases at Bergdorf Goodman and NM Direct were 2.1% and 2.9%, respectively.

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

Corporate expenses, which consist primarily of charges for salaries, benefits and overhead for the individuals who provide services under the intercompany services agreement with Harcourt General, and professional fees, increased 4.7% to $14.4 million in fiscal 1997 compared to fiscal 1996. This increase was primarily due to higher professional fees.

Operating earnings increased by 13.5% to $181.0 million from $159.5 million in the prior year. This increase is attributed to higher sales volume, particularly at Neiman Marcus Stores, and improved gross margins.

Interest expense decreased 6.7% in fiscal 1997 to $26.3 million. Higher average borrowings were offset by a lower effective interest rate which resulted from repayment at maturity of a portion of the Company's fixed rate senior notes with borrowings under its revolving credit facility.

The Company's effective income tax rate of 41% in fiscal 1997 was unchanged from the prior fiscal year.

REVIEW OF FINANCIAL CONDITION
In fiscal 1998, the Company had sufficient cash flows from operations and its revolving credit facility to finance its working capital needs, capital expenditures and the acquisition of Chef's Catalog. Operating activities provided net cash of $182.6 million in fiscal 1998 compared to $109.2 million in fiscal 1997.

The Company's capital expenditures in fiscal 1998 related principally to the construction of a new store in Hawaii and renovations of existing stores. Capital expenditures were $81.2 million in fiscal 1998, $53.0 million in fiscal 1997 and $85.7 million in fiscal 1996. The Company opened new Neiman Marcus stores in Paramus, New Jersey, in August 1996 (141,000 gross square feet) and in Honolulu's Ala Moana Center in September 1998 (160,000 gross square feet). The Company currently plans to open six new full-line Neiman Marcus stores over the next five years, two of which are replacement stores, adding more than 400,000 gross square feet in total. Capital expenditures are currently estimated to approximate $120 million for fiscal 1999.

In January 1998, the Company acquired Chef's Catalog for approximately $31.0 million in cash. The acquisition was funded primarily through borrowings under the Company's revolving credit facility.

In May 1998, the Company issued $250 million of senior notes and debentures to the public. The proceeds of the debt offering were used to repay borrowings outstanding on the Company's revolving credit facility. The debt is comprised of $125 million 6.65% senior notes due 2008 and $125 million 7.125% senior debentures due 2028. Interest on the securities is payable semiannually in arrears beginning December 1998. At August 1, 1998, the Company had $615.0 million available under its $650.0 million revolving credit facility, which expires in October 2002. The Company believes that it will have sufficient resources to fund its planned capital growth and operating requirements.

[PAGE 26]

MANAGEMENT'S DISCUSSION AND ANALYSIS                     THE THINGS THAT COUNT


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

IMPACT OF INFLATION
The Company has adjusted selling prices to maintain certain profit levels and will continue to do so as competitive conditions permit. In general, management believes that the impact of inflation or of changing prices has not had a material effect on the Company's results of operations during the last three fiscal years.

RECENT ACCOUNTING PRONOUNCEMENTS
In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). Under the new standard, companies will be required to report certain information about operating segments in consolidated financial statements. Operating segments will be determined based on the method that management uses to organize its businesses for making operating decisions and assessing performance. The standard also requires that companies report certain information about their products and services, the geographic areas in which they operate, and their major customers. The Company is currently evaluating the additional disclosures required by SFAS 131, which will be effective for fiscal 1999.

In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS 132). Upon adoption in fiscal 1999, the Company will provide the additional disclosures required by SFAS 132.

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS
133), which will require recognition of all derivatives as either assets or liabilities on the balance sheet at fair value. The Company is currently evaluating the additional disclosures required in implementing SFAS 133, which will be effective for fiscal 2000.

YEAR 2000 DATE CONVERSION
The Company has completed its assessment of its hardware and software systems, including the embedded systems in the Company's buildings, property and equipment, and is implementing plans to ensure that the operation of such systems will not be adversely affected by the Year 2000 date change.

The Company is presently in the process of renovating non-compliant systems and implementing converted and replaced systems for substantially all of its hardware and software systems. The Company estimates that its efforts to make these systems Year 2000 compliant are approximately 60% complete, with substantial completion of the Year 2000 project currently anticipated for February 1999.

The Company has established an ongoing program to communicate with its significant suppliers and vendors to determine the extent to which the Company's systems and operations are vulnerable to those third parties' failure to rectify their own Year 2000 issues. Based on responses to the Company's inquiries, the Company has identified those suppliers and vendors most at risk for failing to achieve Year 2000 compliance on a timely basis and is monitoring their continuing progress. The Company is not presently aware of any significant exposure arising from potential third party failures. However, there can be no assurance that the systems of other companies on which the Company's systems or operations rely will be timely converted or that any failure of such parties to achieve Year 2000 compliance would not have an adverse effect on the Company's results of operations.

[PAGE 27]

THE NEIMAN MARCUS GROUP                   MANAGEMENT'S DISCUSSION AND ANALYSIS


The Company has engaged both internal and external resources to assess, reprogram, test and implement its systems for Year 2000 compliance. Based on management's current estimates, the costs of Year 2000 remediation, including system renovation, modifications and enhancements, which have been and will be expensed as incurred, are not expected to be material to the results of operations or the financial position of the Company. Additionally, such expenditures have not adversely affected the Company's ability to continue its investment in new technology in connection with its ongoing systems development plans.

Management presently believes the Company's most reasonably likely worst case Year 2000 scenario could arise from a business interruption caused by governmental agencies, utility companies, telecommunication service companies, shipping companies or other service providers outside the Company's control. There can be no assurance that such providers will not suffer business interruption caused by a Year 2000 issue. Such an interruption could have a material adverse effect on the Company's results of operations.

The Company is in the process of developing a contingency plan for continuing operations in the event of Year 2000 failures, and the current target for completing that plan is December 1998.

FORWARD-LOOKING STATEMENTS
Statements in this report referring to the expected future plans and performance of the Company are forward-looking statements. Actual future results may differ materially from such statements. Factors that could affect future performance include, but are not limited to: changes in economic conditions or consumer confidence; changes in consumer preferences or fashion trends; delays in anticipated store openings; adverse weather conditions, particularly during peak selling seasons; changes in demographic or retail environments; competitive influences; failure of the Company or third parties to be Year 2000 compliant; significant increases in paper, printing and postage costs; and changes in the Company's relationships with designers and other resources.

[PAGE 28]

CONSOLIDATED BALANCE SHEETS                                               THE THINGS THAT COUNT




                                                                          August 1,   August 2,
(Dollar Amounts in Thousands)                                                  1998        1997
                                                                         ----------  ----------

Assets
CURRENT ASSETS
   Cash and equivalents                                                  $   56,644  $   16,861
   Undivided interests in NMG Credit Card Master Trust                      138,867     128,341
   Accounts receivable, less allowance for
      doubtful accounts of $1,800 and $1,700                                 53,571      55,041
   Merchandise inventories                                                  499,068     460,412
   Deferred income taxes                                                     24,058      19,049
   Other current assets                                                      61,188      54,339
                                                                         ----------  ----------
      TOTAL CURRENT ASSETS                                                  833,396     734,043
                                                                         ----------  ----------
PROPERTY AND EQUIPMENT
   Land, buildings and improvements                                         435,166     428,325
   Fixtures and equipment                                                   310,726     300,579
   Construction in progress                                                  66,927      26,029
                                                                         ----------  ----------
                                                                            812,819     754,933
   Less accumulated depreciation and amortization                           333,563     300,800
                                                                         ----------  ----------

   PROPERTY AND EQUIPMENT, NET                                              479,256     454,133
                                                                         ----------  ----------

OTHER ASSETS                                                                125,140      99,684
                                                                         ----------  ----------
                                                                         $1,437,792  $1,287,860
                                                                         ==========  ==========

Liabilities and Shareholders' Equity
CURRENT LIABILITIES
   Notes payable and current maturities of long-term liabilities         $    5,963  $    8,810
   Accounts payable                                                         201,490     174,952
   Accrued liabilities                                                      180,809     147,730
                                                                         ----------  ----------
      TOTAL CURRENT LIABILITIES                                             388,262     331,492
                                                                         ----------  ----------

LONG-TERM LIABILITIES
   Notes and debentures                                                     284,617     300,000
   Other long-term liabilities                                               71,083      69,738
                                                                         ----------  ----------
                                                                            355,700     369,738
                                                                         ----------  ----------
   Deferred Income Taxes                                                     37,139      31,902


COMMITMENTS AND CONTINGENCIES
COMMON STOCK
   Common stock - $.01 par value
      Authorized - 100,000,000 shares
      Issued and outstanding - 49,759,686 and 49,873,347 shares                 498         499
ADDITIONAL PAID-IN CAPITAL                                                  481,295     485,658
RETAINED EARNINGS                                                           174,898      68,571
                                                                         ----------  ----------
                                                                         $1,437,792  $1,287,860
                                                                         ==========  ==========

See Notes to Consolidated Financial Statements.

[PAGE 29]

THE NEIMAN MARCUS GROUP                                      CONSOLIDATED STATEMENTS OF EARNINGS


                                                                        Years Ended
                                                             ..................................
                                                              August 1,   August 2,   August 3,
(In Thousands Except for Per Share Data)                           1998        1997        1996
                                                             ----------  ----------  ----------

Revenues                                                     $2,373,347  $2,209,891  $2,075,003
Cost of goods sold including buying and occupancy costs       1,603,602   1,504,858   1,416,296
Selling, general and administrative expenses                    556,051     509,687     485,533
Corporate expenses                                               14,620      14,364      13,719
                                                             ----------  ----------  ----------

Operating earnings                                              199,074     180,982     159,455
Interest expense                                                 21,862      26,330      28,228
                                                             ----------  ----------  ----------

Earnings before income taxes                                    177,212     154,652     131,227
Income taxes                                                     70,885      63,407      53,803
                                                             ----------  ----------  ----------

Net earnings                                                    106,327      91,245      77,424
Loss on redemption of redeemable preferred stocks                     -     (22,361)          -
Dividends and accretion on redeemable preferred stocks                -      (6,201)    (29,104)
                                                             ----------  ----------  ----------
Net earnings applicable to common shareholders               $  106,327  $   62,683   $  48,320
                                                             ==========  ==========  ==========

Weighted average number of common and
   common equivalent shares outstanding:
   Basic                                                         49,808      47,162      38,000
                                                             ==========  ==========  ==========
   Diluted                                                       49,981      47,335      38,218
                                                             ==========  ==========  ==========
Earnings per share applicable to common shareholders:
   Basic                                                     $     2.13  $     1.33   $    1.27
                                                             ==========  ==========  ==========
   Diluted                                                   $     2.13  $     1.32   $    1.26
                                                             ==========  ==========  ==========

See Notes to Consolidated Financial Statements.

[PAGE 30]

CONSOLIDATED STATEMENTS OF CASH FLOWS                                     THE THINGS THAT COUNT



                                                                        Years Ended
                                                             ..................................
                                                              August 1,   August 2,   August 3,
(In Thousands)                                                     1998        1997        1996
CASH FLOWS FROM OPERATING ACTIVITIES                         ----------  ----------  ----------
Net earnings                                                 $  106,327  $   91,245  $   77,424
Adjustments to reconcile net earnings to net cash
   provided by operating activities:
   Depreciation and amortization                                 60,097      59,820      56,305
   Deferred income taxes                                            228       1,190      (2,047)
   Other                                                          1,629       2,199       2,447
Changes in current assets and liabilities:
   Accounts receivable                                            2,431      (3,991)     (5,401)
   Merchandise inventories                                      (33,006)    (16,464)    (84,856)
   Accounts payable and accrued liabilities                      48,841     (15,790)     15,751
   Other                                                         (3,985)     (8,971)     (6,958)
                                                             ----------  ----------  ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                       182,562     109,238      52,665
                                                             ----------  ----------  ----------


CASH FLOWS USED FOR INVESTING ACTIVITIES
Additions to property and equipment                             (81,176)    (53,037)    (85,736)
Purchases of held-to-maturity securities                       (636,342)   (461,791)   (502,604)
Maturities of held-to-maturity securities                       625,816     447,842     492,673
Acquisition of Chef's Catalog                                   (31,000)          -          -
                                                             ----------  ----------  ----------
NET CASH USED FOR INVESTING ACTIVITIES                         (122,702)    (66,986)    (95,667)
                                                             ----------  ----------  ----------

CASH FLOWS USED FOR FINANCING ACTIVITIES
Proceeds from borrowings                                        249,617     113,500     109,917
Repayment of debt                                              (265,000)   (132,000)    (41,571)
Payment of redemption of preferred stock                              -    (281,426)          -
Issuance (repurchase) of common stock                            (4,694)    267,672         740
Dividends paid                                                        -      (5,796)    (27,120)
                                                             ----------  ----------  ----------
NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES           (20,077)    (38,050)      41,966
                                                             ----------  ----------  ----------
CASH AND EQUIVALENTS
Increase/(Decrease) during the year                              39,783       4,202      (1,036)
Beginning balance                                                16,861      12,659      13,695
                                                             ----------  ----------  ----------
Ending balance                                               $   56,644  $   16,861  $   12,659
                                                             ==========  ==========  ==========

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
Cash paid during the year for:
   Interest                                                  $   20,932  $   28,441  $   27,816
                                                             ==========  ==========  ==========
   Income taxes                                              $   59,656  $   63,951  $   56,523
                                                             ==========  ==========  ==========

See Notes to Consolidated Financial Statements.

[PAGE 31]

THE NEIMAN MARCUS GROUP                  CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDER'S EQUITY



                                                                                       Retained
                                                                         Additional    Earnings
                                                        Common Stock       Paid-in (Accumulated
(In Thousands)                                       Shares      Amount     Capital    Deficit)
                                                 ----------  ----------  ----------  ----------
Balance - July 30, 1995                              37,960  $      380  $   82,366  $  (56,199)
Net earnings                                              -           -           -      77,424
Accretion of redeemable preferred stock                   -           -           -      (1,984)
Preferred dividends                                       -           -           -     (27,120)
Other equity transactions                                44           -         740           -
                                                 ----------  ----------  ----------  ----------
Balance - August 3, 1996                             38,004         380      83,106      (7,879)

Net earnings                                              -           -           -      91,245
Accretion of redeemable preferred stock                   -           -           -        (405)
Preferred dividends                                       -           -           -      (5,796)
Loss on redemption of redeemable preferred stock          -           -           -      (8,594)
Issuance of common stock                             11,857         119     402,161           -
Other equity transactions                                12           -         391           -
                                                 ----------  ----------  ----------  ----------

Balance - August 2, 1997                             49,873         499     485,658      68,571

Net earnings                                              -           -           -     106,327
Repurchase of common stock                             (160)         (2)     (4,692)          -
Other equity transactions                                47           1         329           -
                                                 ----------  ----------  ----------  ----------
Balance - August 1, 1998                             49,760  $      498  $  481,295  $  174,898
                                                 ==========  ==========  ==========  ==========

See Notes to Consolidated Financial Statements.

[PAGE 32]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS               THE THINGS THAT COUNT

NOTE
ONE         Summary of Significant Accounting Policies

BASIS OF REPORTING
The Company's specialty retailing businesses include Neiman Marcus Stores, NM Direct and Bergdorf Goodman. The consolidated financial statements include the accounts of all of the Company's wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company's fiscal year ends on the Saturday closest to July 31. In fiscal 1996, the reporting period included 53 weeks as compared to 52 weeks in each of fiscal years 1997 and 1998.

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

If the FIFO method of inventory valuation had been used to value all inventories, merchandise inventories would have been $14.5 million and $15.0 million higher than reported at August 1, 1998 and August 2, 1997, respectively. As a result of using the LIFO valuation method, net earnings were $0.3 million higher in 1998, $0.9 million lower in 1997, and $0.4 million higher in 1996 than they would have been using the FIFO method.

DERIVATIVES
The Company uses treasury lock agreements (a derivative) as a means of managing interest-rate risk associated with current debt or anticipated debt transactions. The differentials to be received or paid under these contracts designated as hedges are deferred and amortized to interest expense over the remaining life of the associated debt. Derivative financial instruments are not held for trading purposes.

DEPRECIATION AND AMORTIZATION
Depreciation and amortization are provided on a straight-line basis over the shorter of the estimated useful lives of the related assets or the lease term. Buildings and improvements are depreciated over 15 to 30 years while fixtures and equipment are depreciated over two to 15 years.

When property and equipment are retired or have been fully depreciated, the cost and the related accumulated depreciation are eliminated from the respective accounts. Gains or losses arising from dispositions are reported as income or expense.

Intangibles are amortized on a straight-line basis over their estimated useful lives, not exceeding 40 years. Amortization expense was $4.8 million in 1998 and $3.7 million in 1997 and 1996.

Upon occurrence of an event or a change in circumstances, the Company compares the carrying value of its long-lived assets against projected undiscounted cash flows to determine any impairment and to evaluate the reasonableness of the depreciation or amortization periods.

[PAGE 33]

THE NEIMAN MARCUS GROUP             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INCOME TAXES
Income taxes are calculated in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109) "Accounting for Income Taxes." SFAS 109 requires the asset and liability method of accounting for income taxes.

REVENUE RECOGNITION
The Company recognizes revenue at point-of-sale or upon shipment.

RECEIVABLES AND FINANCE CHARGE INCOME
The Company's credit operations generate finance charge income, which is recognized as income when earned and is recorded as a reduction of selling, general and administrative expenses. Finance charge income amounted to $47.8 million in 1998, $47.0 million in 1997 and $47.7 million in 1996. The securitization of the Company's credit card receivables, which was completed in March 1995, had the effect of reducing finance charge income by $19.0 million in each of 1998, 1997 and 1996.

Concentration of credit risk with respect to trade receivables is limited due to the large number of customers to whom the Company extends credit. Ongoing credit evaluation of customers' financial position is performed, and collateral is not required as a condition of extending credit. The Company maintains reserves for potential credit losses.

In 1997, the Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 125). The effect of adopting SFAS 125 was not material to the Company's consolidated financial position or results of operations.

PREOPENING EXPENSES
Costs associated with the opening of new stores are expensed as incurred.

ADVERTISING AND CATALOGUE COSTS
Direct response advertising relates primarily to the production and distribution of the Company's catalogues and is amortized over the estimated life of the catalogue. All other advertising costs are expensed in the period incurred. Advertising expenses were $114.4 million, $108.7 million and $104.2 million in 1998, 1997 and 1996, respectively. Direct response advertising amounts included in other current assets in the consolidated balance sheets of August 1, 1998 and August 2, 1997 were $7.6 million and $6.9 million, respectively.

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE
In 1998, the Company adopted Statement of Financial Accounting Standards No. 128 (SFAS 128) "Earnings per Share." All earnings per share amounts for all periods presented have been restated to conform to the requirements of SFAS 128.

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

RECENT ACCOUNTING DEVELOPMENTS
In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). The Company is currently evaluating the additional disclosures required by SFAS 131, which will be effective for fiscal 1999.

In February 1998, the FASB issued SFAS 132, "Employers' Disclosures about Pensions and other Postretirement Benefits." Upon adoption in fiscal 1999, the Company will provide the additional disclosures required by SFAS 132.

In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which will require recognition of all derivatives as either assets or liabilities on the balance sheet at fair value. The Company is currently evaluating the effect of implementing SFAS 133, which will be effective for fiscal 2000.

[PAGE 34]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS               THE THINGS THAT COUNT

NOTE
TWO         Acquisition of Chef's Catalog

On January 5, 1998 the Company acquired Chef's Catalog for approximately $31.0 million in cash. Chef's Catalog is a direct marketer of gourmet cookware and high-end kitchenware, and its operations have been integrated with NM Direct. The acquisition has been accounted for by the purchase method of accounting and, accordingly, the results of operations of Chef's Catalog for the period from the date of acquisition are included in the accompanying consolidated financial statements. Intangible assets acquired, consisting primarily of trademarks, customer lists and goodwill, are amortized on a straight-line basis over their estimated useful lives.


NOTE
THREE       Company Public Offering

In October 1996, the Company completed a public offering of 8.0 million shares of its common stock at a price of $35.00 per share. The net proceeds from the offering ($267.3 million) were used by the Company to partially fund the repurchase of all of the Company's issued and outstanding preferred stocks from Harcourt General, Inc., the Company's majority shareholder. In addition to the net proceeds, on November 12, 1996 the Company issued Harcourt General
3.9 million shares of the Company's common stock (valued at $135.0 million at $35.00 per share) and completed the exchange for all of the Company's issued and outstanding preferred stocks. The total consideration paid by the Company to Harcourt General in connection with the repurchase was $416.4 million, representing 98% of the aggregate stated value of the preferred stock, plus accrued and unpaid dividends through the date of the closing of the public offering.

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

Had the public offering and repurchase of the preferred stock taken place on July 30, 1995, diluted net earnings per share applicable to common shareholders would have been $1.82 in 1997 and $1.55 in 1996.


NOTE
FOUR        Other Assets

Other assets consisted of the following:

                                                                          August 1,   August 2,
(In Thousands)                                                                 1998        1997
                                                                         ----------  ----------
Trademarks                                                               $   88,300  $   73,000
Goodwill                                                                     33,202      22,729
Other                                                                        40,894      36,394
                                                                         ----------  ----------
                                                                            162,396     132,123
Accumulated amortization                                                    (37,256)    (32,439)
                                                                         ----------  ----------
                                                                          $ 125,140   $  99,684
                                                                         ==========  ==========

Trademarks and goodwill are amortized using the straight-line method over their estimated useful lives, ranging from 30 to 40 years. Mailing lists (which are included in Other) are amortized using the straight-line method over their estimated useful lives, ranging from four to 11 years.

[PAGE 35]

THE NEIMAN MARCUS GROUP                              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE
FIVE        Accrued Liabilities

Accrued liabilities consisted of the following:
                                                                          August 1,   August 2,
(In Thousands)                                                                 1998        1997
                                                                         ----------  ----------

Accrued salaries and related liabilities                                 $   37,857  $   29,322
Self-insurance reserves                                                      24,694      23,478
Income taxes payable                                                         26,552      15,551
Other                                                                        91,706      79,379
                                                                         ----------  ----------
                                                                         $  180,809  $  147,730
                                                                         ==========  ==========

NOTE
SIX         Long-term Liabilities

Long-term liabilities consisted of the following:

                                                               Interest   August 1,   August 2,
(In Thousands)                                                     Rate        1998        1997
                                                             ----------  ----------  ----------

Revolving credit facility (a)                                  Variable  $   35,000  $  300,000
Senior notes (b)                                                  6.65%     124,848           -
Senior debentures (b)                                            7.125%     124,769           -
Capital lease obligations (c)                               7.63-10.25%       5,598       6,142
Other long-term liabilities (d)                                 Various      71,448      72,406
                                                                         ----------  ----------
Total long-term liabilities                                                 361,663     378,548
Less current maturities                                                      (5,963)     (8,810)
                                                                         ----------  ----------
                                                                         $  355,700  $  369,738
                                                                         ==========  ==========

(a) The Company has a revolving credit facility with 20 banks, pursuant to which the Company may borrow up to $650 million. The facility, which expires in October 2002, may be terminated by the Company at any time on three business days' notice. The rate of interest payable (5.9% at August 1, 1998) varies according to one of four pricing options selected by the Company. The revolving credit facility contains covenants which require the Company to maintain certain leverage and fixed charge ratios.

(b) In May 1998, the Company issued $250 million of senior notes and debentures to the public. The proceeds of the debt offering were used to repay borrowings outstanding on the Company's revolving credit facility. The debt is comprised of $125 million 6.65% senior notes due 2008 and $125 million 7.125% senior debentures due 2028. Interest on the securities is payable semiannually in arrears beginning December 1998.

(c) The amount of assets under capital leases included in property and equipment net of amortization was $2.7 million at August 1, 1998 and $3.1 million at August 2, 1997.

(d) Other long-term liabilities consisted primarily of certain employee benefit obligations, postretirement health care benefits and the liability for scheduled rent increases.

The aggregate maturities of all long-term liabilities and capital lease obligations are $6.0 million in 1999, $4.0 million in 2000, $4.4 million in 2001, $39.6 million in 2002, $4.3 million in 2003 and $303.4 million thereafter.

[PAGE 36]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS               THE THINGS THAT COUNT


NOTE
SEVEN       Redeemable Preferred Stocks

The Company is authorized to issue up to 50,000,000 shares of preferred stock. In fiscal 1997, the Company repurchased its issued and outstanding preferred stocks which consisted of 1,000,000 shares of 6% Cumulative Convertible Preferred Stock and 500,000 shares of 9 1/4% Cumulative Redeemable Preferred Stock, all of which were owned by Harcourt General.


NOTE
EIGHT       Common Shareholders' Equity

OWNERSHIP BY AND RELATIONSHIP WITH HARCOURT GENERAL
Harcourt General owns approximately 26.4 million shares of Common Stock, representing approximately 53% of the issued and outstanding shares of Common Stock of the Company.

The Company and Harcourt General are parties to an agreement pursuant to which Harcourt General provides certain management, accounting, financial, legal, tax and other corporate services to the Company. The fees for these services are based on Harcourt General's costs and are subject to the approval of a committee of directors of the Company who are independent of Harcourt General. This agreement may be terminated by either party on 180 days' notice. Charges to the Company under this agreement were $5.4 million in 1998, $5.7 million in 1997 and $6.9 million in 1996.

The Company's Chairman and Chief Executive Officer; President and Chief Operating Officer; Senior Vice President and Chief Financial Officer; Senior Vice President and General Counsel; as well as certain other officers, serve in similar capacities with Harcourt General. The first two named officers also serve as directors of both companies. In addition, two other directors of the Company serve respectively as Senior Vice President and Chief Financial Officer and President and Co-Chief Operating Officer of Harcourt General.

COMMON STOCK
Common Stock is entitled to dividends if and when declared by the Board of Directors, and each share carries one vote. Holders of Common Stock have no cumulative voting, conversion, redemption or preemptive rights.

COMMON STOCK INCENTIVE PLANS
The Company has established common stock incentive plans allowing for the granting of stock options, stock appreciation rights (SARs) and stock-based awards to its employees. The Company applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its plans. The Company has adopted the disclosure-only provision of the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Accordingly, no compensation cost has been recognized for its common stock incentive plans.

Had the fair-value based method of accounting been applied at grant date to the Company's stock incentive plans, net earnings and earnings per share would have been reduced to pro forma amounts for the years ended August 1, 1998, August 2, 1997 and August 3, 1996 as follows:


(In Thousands, Except Per Share Amounts)                           1998        1997        1996
                                                              ----------  ----------  ----------
Net earnings:
   As reported                                                $ 106,327   $  62,683   $  48,320
   Pro forma                                                  $ 105,339   $  62,320   $  48,214
Basic earnings per share:
   As reported                                                $    2.13   $    1.33   $    1.27
   Pro forma                                                  $    2.11   $    1.32   $    1.27
Diluted earnings per share:
   As reported                                                $    2.13   $    1.32   $    1.26
   Pro forma                                                  $    2.11   $    1.32   $    1.26

[PAGE 37]

THE NEIMAN MARCUS GROUP             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



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

The Company has adopted the 1997 Incentive Plan (the "1997 Plan") which is currently used for grants of equity-based awards to employees. All outstanding equity-based awards at August 1, 1998 were granted under the Company's 1997 Plan and the 1987 Stock Incentive Plan. At August 1, 1998, there were 2.2 million shares of Common Stock available for grants under the 1997 Plan.

Options outstanding at August 1, 1998 were granted at prices (not less than 100% of the fair market value on the date of the grant) varying from $11.63 to $33.75. Options generally vest ratably over five years and expire after ten years. There were 111 employees with options outstanding at August 1, 1998. For all outstanding options at August 1, 1998, the weighted average exercise price was $23.83 and the weighted average remaining contractual life was approximately 7.1 years.

The Company has allowed SAR treatment in connection with the exercise of certain options. Optionees allowed SAR treatment surrendered an exercisable option in exchange for an amount of cash equal to the excess of the market price of the Common Stock at the time of the surrender over the option exercise price.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1998, 1997 and 1996, respectively:

                                                                   1998        1997        1996
                                                             ----------  ----------  ----------
Expected life (years)                                                 8           7           7
Expected volatility                                               29.4%       31.1%       24.4%
Risk-free interest rate                                            5.5%        7.0%        7.0%
                                                             ==========  ==========  ==========

A summary of the status of the Company's 1987 and 1997 Stock Incentive Plans as of August 1, 1998, and August 2, 1997 and changes during the years ending on those dates is presented below:

                                    1998                    1997                    1996
                          .....................   .....................   .....................
                                      Weighted-               Weighted-               Weighted-
                                        Average                 Average                 Average
                                       Exercise                Exercise                Exercise
                             Shares       Price      Shares       Price      Shares       Price
                          ---------   ---------   ---------   ---------   ---------   ---------
Options outstanding at
beginning of year           660,780   $   17.95     653,077   $   14.41     784,864   $   14.47
Granted                     325,800       32.87     131,050       33.38     128,600       15.38
SAR Surrenders             (107,240)      17.75     (82,207)      14.45    (202,192)      14.95
Exercised                    (2,300)      14.90      (1,200)      14.53      (2,900)      15.28
Canceled                    (29,080)      24.92     (39,940)      17.85     (55,295)      15.63
                          ---------   ---------   ---------   ---------   ---------   ---------
Outstanding at
   end of year              847,960   $   23.83     660,780   $   17.95     653,077   $   14.41
                          =========               =========               =========

Options exercisable
   at year-end              286,700   $   15.53     273,090   $   14.21     239,247   $   14.34
                          =========               =========               =========

The weighted-average fair value of options granted in 1998, 1997 and 1996 was $15.94, $16.32 and $6.88, respectively.

[PAGE 38]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                THE THINGS THAT COUNT





The following summarizes information about the Company's stock options as of August 1, 1998.
                    Options Outstanding                                  Options Exercisable
 ...............................................................................................
                                                Weighted-    Weighted-                Weighted-
                                 Shares           Average      Average       Shares     Average
                            Outstanding        Remaining      Exercise  Outstanding    Exercise
Range of Exercise Prices      At 8/1/98  Contractual Life        Price    At 8/1/98       Price
---------------------------------------  ----------------  -----------  -----------  ----------

$11.63 - $12.75                 62,070                3.9  $    12.15       62,070   $    12.15
$13.38 - $16.75                354,040                5.6  $    14.70      202,620   $    14.63
$29.19 - $33.38                431,850                8.8  $    33.01       22,010   $    33.38
---------------             ----------   ----------------  ----------   ----------   ----------
$11.63 - $33.38                847,960                7.1  $    23.83      286,700   $    15.53
---------------             ----------   ----------------  ----------   ----------   ----------

NOTE
NINE        Stock Repurchase Program

In December 1997, the Board of Directors of the Company authorized the repurchase of up to one million shares of common stock in the open market. For the year ended August 1, 1998, the Company repurchased 160,100 shares at an average price of $29.32 per share under this stock repurchase program.

In August 1998, the Company repurchased an additional 247,000 shares at an average price of $26.85 per share.


NOTE
TEN         Income Taxes

Income tax expense was as follows:

                                                                           Years Ended
                                                             ...................................
                                                              August 1,   August 2,   August 3,
(In Thousands)                                                     1998        1997        1996
                                                             ----------  ----------  -----------
Current:
Federal                                                      $   62,100  $   53,292  $   47,517
State                                                             8,557       8,925       8,333
                                                             ----------  ----------  ----------
                                                                 70,657      62,217      55,850
                                                             ----------  ----------  ----------
Deferred:
Federal                                                            (101)        836      (1,588)
State                                                               329         354        (459)
                                                             ----------  ----------  ----------
                                                                    228       1,190      (2,047)
                                                             ----------  ----------  ----------
   Income tax expense                                        $   70,885  $   63,407  $   53,803
                                                             ==========  ==========  ==========

The Company's effective income tax rate was 40% in 1998 and 41% in both 1997 and 1996. The difference between the statutory federal tax rate and the effective tax rate is due primarily to state income taxes.

[PAGE 39]

THE NEIMAN MARCUS GROUP                              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Significant components of the Company's net deferred income tax liability stated on a gross basis were as follows:

                                                                           August 1,  August 2,
(In Thousands)                                                                 1998        1997
                                                                         ----------  ----------
Gross deferred income tax assets:
Financial accruals and reserves                                          $   19,901  $   19,578
Employee benefits                                                            25,472      23,630
Inventories                                                                  12,068       8,276
Deferred lease payments                                                       2,618       3,066
Other                                                                           537         754
                                                                         ----------  ----------
   Total deferred tax assets                                                 60,596      55,304
Gross deferred income tax liabilities:
Excess tax depreciation                                                     (63,092)    (57,429)
Pension accrual                                                              (4,087)     (4,581)
Other assets previously deducted on tax return                               (6,498)     (6,147)
                                                                         ----------  ----------
   Total deferred tax liabilities                                           (73,677)    (68,157)
                                                                         ----------  ----------
Net deferred income tax liability                                        $  (13,081) $  (12,853)
                                                                         ==========  ==========

NOTE
ELEVEN      Pension Plans

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

Components of net pension expense were as follows:

                                                                        Years Ended
                                                             ...................................
                                                              August 1,   August 2,   August 3,
(In Thousands)                                                     1998        1997        1996
                                                             ----------  ----------  ----------
Service cost                                                 $    5,527  $    5,591  $    5,700
Interest cost on projected benefit obligation                    10,843      10,055       8,300
Actual return on assets                                         (16,750)    (40,235)    (12,100)
Net amortization and deferral                                     8,658      33,770       5,700
                                                             ----------  ----------  ----------
Net pension expense                                          $    8,278  $    9,181  $    7,600
                                                             ==========  ==========  ==========

The actuarial assumptions used in the computation of pension expense and valuation of the benefit obligation were as follows:
                                                                   1998        1997        1996
                                                             ----------  ----------  ----------
Discount rate                                                       7.0%        7.5%        7.5%
Long-term rate of return on plan assets                             9.0%        9.0%        9.0%
Rate of increases in future compensation levels                     5.0%        5.0%        5.0%
                                                             ==========  ==========  ==========

[PAGE 40]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                THE THINGS THAT COUNT



The plans' funded status and amounts recognized in the consolidated balance sheets were as follows:
                                                      August 1, 1998         August 2, 1997
                                                ......................  ......................
                                                    Funded    Unfunded     Funded    Unfunded
(In Thousands)                                        Plan        Plan       Plan        Plan
                                                ----------  ----------  ----------  ----------

Vested benefit obligation                       $  111,824  $   22,200  $   99,591  $   15,447
                                                ==========  ==========  ==========  ==========
Accumulated benefit obligation                  $  115,580  $   27,853  $  103,100  $   19,922
                                                ==========  ==========  ==========  ==========

Projected benefit obligation                    $  143,206  $   36,221  $  119,477  $   25,199
Pension plan assets at fair value                  159,092           -     144,288           -
                                                ----------  ----------  ----------  ----------
Funded (underfunded) projected obligation           15,886     (36,221)     24,811     (25,199)
Net amortization and deferral                       (7,936)      6,878     (14,123)        804
Unrecognized net obligation at transition
   and unrecognized prior service cost               1,330       6,116       1,579       3,156
                                                ----------  ----------  ----------  ----------
Pension asset (liability) recognized in
   the consolidated balance sheets              $    9,280    $(23,227) $   12,267  $  (21,239)
                                                ==========  ==========  ==========  ==========

The Company has a qualified defined contribution 401(k) plan, which covers substantially all employees. Employees make contributions to the plan, and the Company matches 25% of an employee's contribution up to a maximum of 6% of the employee's compensation. Company contributions for the years ended August 1, 1998, August 2, 1997 and August 3, 1996 were $2.9 million, $2.6 million and $2.3 million, respectively.


NOTE
TWELVE      Postretirement Health Care Benefits

Retirees and active employees hired prior to March 1, 1989 are eligible for certain limited postretirement health care benefits if they have met certain service and minimum age requirements. The cost of these benefits is accrued during the years in which an employee provides services. The Company paid postretirement health care benefit claims of $1.3 million during 1998, $1.2 million during 1997 and $1.2 million during 1996.

The actuarial present value of accumulated postretirement health care benefit obligations and the amounts recognized in the consolidated balance sheets were as follows:

                                                                          August 1,   August 2,
(In Thousands)                                                                 1998        1997
                                                                         ----------  ----------

Retirees                                                                 $   10,716  $   11,202
Fully eligible active plan participants                                       3,381       3,409
Other active plan participants                                                2,844       2,944
                                                                         ----------  ----------
Accumulated postretirement benefit obligation                                16,941      17,555
Unrecognized net gain                                                         2,020       1,276
                                                                         ----------  ----------
Total                                                                    $   18,961  $   18,831

[PAGE 41]

THE NEIMAN MARCUS GROUP                              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The periodic postretirement health care benefit cost was as follows:

                                                                        Years Ended
                                                             ..................................
                                                              August 1,   August 2,   August 3,
(In Thousands)                                                     1998        1997        1996
                                                             ----------  ----------  ----------

Net periodic cost:
   Service cost                                              $      155  $       48  $      222
   Interest cost on accumulated benefit obligation                1,282         819       1,621
   Net amortization and deferral                                    (30)       (563)          -
                                                             ----------  ----------  ----------
Total                                                        $    1,407  $      304  $    1,843
                                                             ==========  ==========  ==========

A health care cost trend rate of 9% was assumed in measuring the accumulated postretirement health care benefit obligation at August 1, 1998, gradually declining to 5% by the year 2002. Measurement of the accumulated postretirement health care benefit obligation was based on an assumed 7.0% discount rate in 1998 and 7.5% in 1997 and 1996. An increase of 1% in the health care cost trend rate would increase the accumulated postretirement health care benefit obligation as of August 1, 1998 by $1.8 million. The effect of this change on the annual net periodic postretirement health care benefit cost would be an increase of approximately $150,000.

NOTE
THIRTEEN    Commitments and Contingencies

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

                                                                        Years Ended
                                                            ...................................
                                                              August 1,   August 2,   August 3,
(In Thousands)                                                     1998        1997        1996
                                                             ----------  ----------  ----------

Minimum rent                                                 $   31,800  $   31,200  $   29,200
Rent based on revenues                                           13,300      11,600      10,700
                                                             ----------  ----------  ----------
Total rent expense                                           $   45,100  $   42,800  $   39,900
                                                             ==========  ==========  ==========

Future minimum lease payments, excluding renewal options, under operating leases are as follows: 1999 - $35.0 million; 2000 - $34.8 million; 2001 - $33.7 million; 2002 - $33.3 million; 2003 - $31.9 million; all years thereafter - $529.8 million.

LITIGATION
The Company is involved in various suits and claims in the ordinary course of business. Management does not believe that the disposition of any such suits and claims will have a material adverse effect upon the consolidated results of operations or the financial position of the Company.

LETTERS OF CREDIT
The Company had approximately $18.7 million of outstanding irrevocable letters of credit relating to purchase commitments and insurance liabilities at August 1, 1998.

[PAGE 42]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS               THE THINGS THAT COUNT



NOTE
FOURTEEN    Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as reported and disclosed in the consolidated financial statements, and as discussed below.

SECURITIZATION OF CREDIT CARD RECEIVABLES
In March 1995 the Company sold all of its Neiman Marcus credit card receivables through a subsidiary to The Neiman Marcus Group Credit Card Master Trust (the "Trust") in exchange for certificates representing undivided interests in such receivables. Certificates representing undivided interests in $246.0 million of these receivables were sold to third parties in a public offering of $225.0 million of 7.60% Class A certificates and $21.0 million of 7.75% Class B certificates. The Company used the proceeds from this offering to pay down existing debt. The Company's subsidiary will retain the remaining undivided interests in the receivables not represented by the Class A and Class B certificates. A portion of these interests is subordinated to the Class A and Class B certificates. The Company will continue to service all receivables for the Trust.

In anticipation of the securitization, the Company entered into several forward interest rate lock agreements. The agreements allowed the Company to establish a weighted average effective interest rate of approximately 8.0% on the certificates issued as part of the securitization.


NOTE
FIFTEEN     Earnings Per Share

Pursuant to the provisions of SFAS 128, the weighted average shares used in computing basic and diluted earnings per share (EPS) are as presented in the table below. No adjustments were made to net earnings applicable to common shareholders for the computations of basic and diluted EPS during the periods presented. All options were included in the computation of diluted EPS because the exercise price of those options was less than the average market price of the common shares.

                                                                       Years Ended
                                                             ..................................
                                                              August 1,   August 2,   August 3,
(In Thousands of Shares)                                           1998        1997        1996
                                                             ----------  ----------  ----------

Shares for computation of basic EPS                              49,808      47,162      38,000
Effect of assumed option exercises                                  173         173         218
                                                             ----------  ----------  ----------
Shares for computation of diluted EPS                            49,981      47,335      38,218
                                                             ==========  ==========  ==========

[PAGE 43]

THE NEIMAN MARCUS GROUP                              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE
SIXTEEN     Quarterly Financial Information (unaudited)

                                                  Year Ended August 1, 1998
                                     ..........................................................
                                          First      Second       Third      Fourth
(In Millions Except for Per Share Data) Quarter     Quarter     Quarter     Quarter       Total
                                     ----------  ----------  ----------  ----------  ----------

Revenues                             $    580.5  $    708.4  $    547.7  $    536.7  $  2,373.3
                                     ==========  ==========  ==========  ==========  ==========
Gross profit                         $    204.4  $    221.4  $    179.3  $    164.6  $    769.7
                                     ==========  ==========  ==========  ==========  ==========

Net earnings applicable
   to common shareholders            $     32.6  $     33.5  $     24.0  $     16.2  $    106.3
                                     ==========  ==========  ==========  ==========  ==========

Earnings per share applicable
   to common shareholders:

Basic                                $      .65  $      .67  $      .48  $      .33  $     2.13
                                     ==========  ==========  ==========  ==========  ==========
Diluted                              $      .65  $      .67  $      .48  $      .33   $    2.13
                                     ==========  ==========  ==========  ==========  ==========


                                                  Year Ended August 2, 1997
                                     ..........................................................
                                          First      Second       Third      Fourth
                                        Quarter     Quarter     Quarter     Quarter       Total
                                     ----------  ----------  ----------  ----------  ----------

Revenues                             $    544.1   $   661.9  $    506.5  $    497.3   $ 2,209.8
                                     ==========   =========  ==========  ==========  ==========
Gross profit                         $    193.5   $   201.3  $    162.7  $    147.5   $   705.0
                                     ==========   =========  ==========  ==========  ==========

Net earnings                               30.9        25.6        20.7        14.0        91.2
Loss on redemption of redeemable
   preferred stocks                       (22.4)          -           -           -       (22.4)
Preferred dividends and accretion          (6.2)          -           -           -        (6.2)
                                     ----------  ----------  ----------  ----------  ----------
Net earnings applicable
   to common shareholders            $      2.3   $    25.6  $     20.7  $     14.0  $     62.6
                                     ==========   =========  ==========  ==========  ==========

Earnings per share applicable
   to common shareholders:

Basic                                $      .06   $     .52  $      .42  $      .28   $    1.33
                                     ==========  ==========  ==========  ==========  ==========
Diluted                              $      .06   $     .52  $      .41  $      .28   $    1.32
                                     ==========  ==========  ==========  ==========  ==========


In the fourth quarter, the effect of adjusting the LIFO reserve for inventories to actual amounts increased net earnings by $3.9 million in 1998 and $2.7 million in 1997.

[PAGE 44]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS               THE THINGS THAT COUNT





INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
The Neiman Marcus Group, Inc.
Chestnut Hill, Massachusetts

We have audited the accompanying consolidated balance sheets of The Neiman Marcus Group, Inc. and subsidiaries as of August 1, 1998 and August 2, 1997, and the related consolidated statements of earnings, common shareholders' equity and cash flows for each of the three fiscal years in the period ended August 1, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Neiman Marcus Group, Inc. and subsidiaries as of August 1, 1998 and August 2, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended August 1, 1998, in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP
Boston, Massachusetts
August 27, 1998

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


JOHN R. COOK
Senior Vice President and Chief Financial Officer

Catherine N. Janowski
VICE PRESIDENT AND CONTROLLER

[PAGE 45]

THE NEIMAN MARCUS GROUP                                                 SELECTED FINANCIAL DATA

                                                            Years Ended
                                    ...........................................................
                                      August 1,   August 2,   August 3,    July 29,    July 30,
(In Millions Except for Per Share Data)    1998        1997     1996(a)        1995        1994
                                     ----------  ----------  ----------  ----------  ----------

OPERATING RESULTS:
Revenues                             $  2,373.3  $  2,209.9  $  2,075.0  $  1,888.2  $  1,789.5

Earnings from continuing operations  $    106.3  $     91.2  $     77.4  $     67.3  $     65.7

Loss from discontinued operations             -           -           -       (11.7)      (49.8)
                                     ==========  ==========  ==========  ==========  ==========
Net earnings                         $    106.3  $     91.2  $     77.4  $     55.6  $     15.9
                                     ==========  ==========  ==========  ==========  ==========
Net earnings (loss)
   applicable to common
   shareholders                      $    106.3  $     62.7  $     48.3  $     26.5  $    (13.2)
                                     ==========  ==========  ==========  ==========  ==========

Basic amounts per share
   applicable to common
   shareholders:
   Continuing operations             $     2.13  $     1.33  $     1.27  $     1.01  $      .96
   Discontinued operations-                   -           -          -         (.31)     ( 1.31)
                                     ----------  ----------  ----------  ----------  ----------
Basic net earnings (loss)            $     2.13  $     1.33  $     1.27  $      .70  $     (.35)
                                     ==========  ==========  ==========  ==========  ==========


Diluted amounts per share
   applicable to common shareholders:
   Continuing operations             $     2.13  $     1.32  $     1.26  $     1.01  $      .96
   Discontinued operations                    -           -           -        (.31)      (1.31)
                                     ----------  ----------  ----------  ----------  ----------


   Diluted net earnings (loss)       $     2.13  $     1.32  $     1.26  $      .70  $     (.35)
                                     ==========  ==========  ==========  ==========  ==========
Common dividends                     $        -  $        -  $        -  $      .10  $      .20
                                     ==========  ==========  ==========  ==========  ==========

FINANCIAL POSITION:
Total assets                         $  1,437.8  $  1,287.9  $  1,252.4  $  1,108.4  $  1,323.1
Long-term liabilities                $    355.7  $    369.7  $    361.9  $    311.1  $    443.6
Redeemable preferred stocks          $        -  $        -  $    407.4  $    405.4  $    403.5
                                     ==========  ==========  ==========  ==========  ==========


The selected financial data should be read in conjunction with the Consolidated Financial Statements contained elsewhere in this report.

(a) Fiscal 1996 was a 53 week year.

[PAGE 47]

THE NEIMAN MARCUS GROUP                                SHAREHOLDER INFORMATION




STOCK INFORMATION
The Neiman Marcus Group's Common Stock is traded on the New York Stock Exchange under the symbol NMG. The following table indicates the quarterly price range of the Common Stock for the past two fiscal years.

                                                            1998                    1997
                                                  ---------------------   ---------------------
Quarter                                                High         Low        High         Low
                                                  ---------   ---------   ---------   ---------
First                                             $   35.56   $   27.88   $   35.88   $   27.13
Second                                            $   35.36   $   28.81   $   36.00   $   22.75
Third                                             $   41.06   $   34.63   $   28.13   $   23.88
Fourth                                            $   43.44   $   33.00   $   29.25   $   24.50
                                                  =========   =========   =========   =========


SHARES OUTSTANDING
The Neiman Marcus Group has 49.5 million common shares outstanding. Harcourt
General, Inc. owns approximately 53% of NMG's outstanding common equity. The
Neiman Marcus Group had 11,619 common shareholders of record at August 1, 1998.


