Form 10-K, Exhibit 13
period 1999-07-31
NEIMAN MARCUS GROUP INC
filed 1999-10-29
CIK 819539

EXHIBIT 13.1



[BEGIN PAGE 16]


           MANAGEMENT'S DISCUSSION AND ANALYSIS

           OVERVIEW
 The Company's operations include specialty retail stores, which consist of Neiman Marcus Stores and Bergdorf Goodman, and a direct marketing operation, NM Direct. The Company's revenues rose to $2.55 billion in fiscal 1999, representing a 15.6% increase over revenues of $2.21 billion in fiscal 1997. Net earnings increased 2.5% from $91.2 million in fiscal 1997.

 Approximately 86% of the Company's revenues are generated by its specialty retail stores with the balance generated primarily by NM Direct. Revenue growth over the last three fiscal years at Neiman Marcus Stores and Bergdorf Goodman can be attributed principally to increases in overall comparable store sales and new store openings. Since August 1996 the Company has opened three new Neiman Marcus stores, including most recently a new store in Honolulu, Hawaii, in September 1998. The Company currently also plans to open six new Neiman Marcus stores in the next five years, two of which will be replacement stores. In fiscal 1999, average store sales per gross square foot reached a record high of $453, representing an increase of 7.9% over three years. The Company has consistently focused on renovating and modernizing its stores to improve productivity. The Company also aims to improve average transaction amounts and comparable sales growth with carefully edited assortments and marketing and sales programs which are designed to increase its customers' awareness of merchandise offerings in the stores.

 The Company opened The Galleries of Neiman Marcus stores in Cleveland, Ohio, in November 1998 and in Phoenix, Arizona, in December 1998. The Galleries concept is a smaller retail store of approximately 10,000 to 15,000 square feet focusing on precious and fine jewelry, gifts and home accessories. The Company plans to open the next Galleries store in Seattle, Washington, in October 1999. In January 1998, the Company acquired Chef's Catalog, a direct marketer of gourmet cookware and high-end kitchenware.

 The Company also launched its Brand Development Initiative in fiscal 1999, a strategy designed to create shareholder value by investing in designer resources that serve affluent customers. In February 1999, the Company acquired a 56% interest in Kate
 Spade  LLC,  a  manufacturer  of  high-end  fabric  and  leather handbags and accessories. In November 1998, the Company acquired a 51% interest in Gurwitch Bristow Products, which manufactures and markets the Laura Mercier cosmetic lines.

 In addition to opening new stores, the Company continues to make significant capital investments in an effort to increase productivity. In particular, during fiscal 1997, 1998 and 1999, the Company invested a total of approximately $225.2 million to remodel its existing stores, to construct a new Neiman Marcus store in Hawaii and to purchase a building adjacent to its existing San Francisco store as part of a plan to enlarge and remodel that store. In fiscal 2000, major projects will include the commencement of multiyear construction projects to remodel and expand Neiman Marcus stores in San Francisco and Las Vegas, as well as the continued remodeling of the plaza level of the main store of Bergdorf Goodman.

[END PAGE 16]


[BEGIN PAGE 17]

 In fiscal 1999, a committee of independent directors of the Company, and the Boards of Directors of the Company and of Harcourt General, Inc. ("Harcourt General"), approved a series of transactions (the "Transactions") relating to a plan by Harcourt General to spin off to the holders of Harcourt General's common stock approximately 21.4 million of the approximately 26.4 million shares of the Company's common stock held by Harcourt General in a distribution to be tax-free to Harcourt General and its shareholders. On September 15, 1999, the shareholders of the Company approved a recapitalization in which, among other things, the approximately 21.4 million shares of the Company's common stock to be distributed will be exchanged for a new class of common stock of the Company that will have the right to elect approximately 82% of the Company's Board of Directors, with the remaining shares having the right to elect approximately 18% of the Company's Board of Directors ( the "Recapitalization"). The Transactions are expected to be completed in October 1999.

           OPERATING RESULTS

                                                        Fiscal years ended
                                                ---------------------------------

                                                July 31,    August 1,   August 2,
  (Dollars in Millions)                             1999         1998        1997
                                                ---------------------------------

 REVENUES
 Specialty Retail Stores                        $2,209.5     $2,089.5    $1,950.5
 Direct Marketing                                  321.7        283.8       259.4
 Other(1)                                           22.2            _           _
                                                ---------------------------------
 Total                                          $2,553.4     $2,373.3    $2,209.9
                                                =================================

 OPERATING EARNINGS
 Specialty Retail Stores                        $  178.0     $  198.1    $  169.9
 Direct Marketing                                   14.5         15.6        25.5
 Other(1)                                          (12.1)       (14.6)      (14.4)
                                                ---------------------------------
 Total                                          $  180.4     $  199.1    $  181.0
                                                =================================

 OPERATING PROFIT MARGIN
 Specialty Retail Stores                            8.1%         9.5%        8.7%
 Direct Marketing                                   4.5%         5.5%        9.8%
                                                ---------------------------------
 Total(2)                                           7.1%         8.4%        8.2%
                                                =================================

 (1) OTHER INCLUDES UNALLOCATED CORPORATE EXPENSES, KATE SPADE AND GURWITCH BRISTOW PRODUCTS.
 (2) INCLUDES OTHER.

           FISCAL 1999 COMPARED TO FISCAL 1998
 Revenues in fiscal 1999 increased $180.1 million to $2.55 billion from $2.37 billion in fiscal 1998. The 7.6% increase was primarily attributable to higher overall comparable sales, sales from Chef's Catalog, acquired in January 1998, and the new Neiman Marcus store in Hawaii which opened in September 1998. Total comparable sales increased 2.6%. Comparable sales increased 3.4% at Neiman Marcus Stores, decreased 2.3% at Bergdorf Goodman, and increased 2.0% at NM Direct.

 Cost  of  goods  sold   including  buying  and  occupancy  costs
 increased 8.6% to $1.74 billion in fiscal 1999 from $1.60 billion in fiscal 1998, primarily due to increased sales. As a percentage of revenues, cost of goods sold was 68.2% in fiscal 1999 compared to 67.6% in fiscal 1998. The increase in fiscal 1999 resulted primarily from lower gross margins at both Neiman Marcus Stores and Bergdorf Goodman in comparison to the prior year, principally as a result of higher markdowns.

 Selling, general and administrative  expenses increased 10.8% in fiscal  1999 to  $615.9 million  from $556.1  million in  fiscal
 1998.  As  a  percentage   of  revenues,  selling,  general  and
 administrative expenses  increased to 24.1% in

[END PAGE 17]

[BEGIN PAGE 18]

 fiscal 1999 from 23.4% in fiscal 1998. The proportionate increase in 1999 was primarily due to higher selling and sales promotion expenses.

 Corporate expenses, which consist primarily of charges for salaries, benefits and overhead for the individuals who provide services under the intercompany services agreement with
 Harcourt General and professional fees, increased 12.2% to $16.4 million from $14.6 million in the prior year. The increase resulted primarily from expenses incurred in connection with the Company's Recapitalization.

 Operating earnings decreased by 9.4% to $180.4 million from $199.1 million in the prior year. This decrease was attributable to lower gross margins, higher selling and sales promotion expenses and Bergdorf Goodman's decline in comparable sales.

 Interest expense increased 14.2% in fiscal 1999 to $25.0 million from $21.9 million in the prior year. The increase resulted from higher average borrowings as well as a higher effective interest rate, which resulted from the issuance of fixed rate debt in May 1998.

 The Company's effective income tax rate was 39% in fiscal 1999, as compared to 40% in fiscal 1998.

           FISCAL 1998 COMPARED TO FISCAL 1997
 Revenues in fiscal 1998 increased to $2.37 billion from $2.21 billion in fiscal 1997. The 7.4% increase was primarily attributable to comparable sales growth of 7.0% and 8.0% at Neiman Marcus Stores and Bergdorf Goodman, respectively. NM Direct revenues increased in comparison to the prior year period as a result of sales from Chef's Catalog, which was acquired in January 1998. On a comparable basis, revenues at NM Direct decreased 2.3%.

 Cost of goods sold increased 6.6% to $1.60 billion in fiscal 1998, primarily due to increased sales. As a percentage of revenues, cost of goods sold was 67.6% in fiscal 1998 compared to 68.1% in fiscal 1997. The decrease in fiscal 1998 resulted primarily from proportionately lower buying and occupancy costs. Gross margins at both Neiman Marcus Stores and Bergdorf Goodman were essentially unchanged, while gross margins at NM Direct decreased in comparison to the prior year primarily as a result of higher markdowns.

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

 Corporate expenses, which consist primarily of charges for salaries, benefits and overhead for the individuals who provide services under the intercompany services agreement with Harcourt General and professional fees, increased 1.8% to $14.6 million in fiscal 1998 compared to fiscal 1997. The increase was primarily due to higher professional fees.

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

[END PAGE 18]

[BEGIN PAGE 19]

           REVIEW OF FINANCIAL CONDITION
 In fiscal 1999, the Company had sufficient cash flows from operations and its revolving credit facility to finance its working capital needs, capital expenditures, stock repurchases and the acquisitions of Gurwitch Bristow Products and Kate Spade LLC. Operating activities provided net cash of $120.0 million in fiscal 1999.

 The Company's capital expenditures in fiscal 1999 included the purchase of a building adjacent to the Neiman Marcus store in Union Square in San Francisco for a future expansion of this store, existing store renovations and completion of the construction of the new Neiman Marcus store in Honolulu, Hawaii opened in September 1998. Capital expenditures were $91.0 million in fiscal 1999, $81.2 million in fiscal 1998 and $53.0 million in fiscal 1997. Capital expenditures are currently estimated to approximate $115 million for fiscal 2000.

 In February 1999, the Company acquired a 56% interest in Kate Spade LLC for approximately $33.6 million in cash. In November 1998, the Company acquired a 51% interest in Gurwitch Bristow
 Products for approximately $6.7 million in cash. Both acquisitions were funded primarily through borrowings under the Company's revolving credit facility. In January 1998, the Company acquired Chef's Catalog for approximately $31.0 million in cash, which was also funded primarily through borrowings under the Company's revolving credit facility.

 In September 1998, the Company's Board of Directors authorized an increase in the stock repurchase program to 1.5 million shares. In fiscal 1999 the Company repurchased 827,000 shares at an average price of $18.57; in fiscal 1998 the Company repurchased 160,100 shares at an average price of $29.32. At July 31, 1999 there were 512,900 shares remaining under this program.

 In May 1998, the Company issued $250 million of senior notes and debentures to the public, the proceeds from which were used to repay borrowings outstanding on the Company's revolving credit facility. The debt is comprised of $125 million 6.65% senior notes due 2008 and $125 million 7.125% senior debentures due 2028. Interest on the securities is payable semiannually. At July 31, 1999, the Company had $625.0 million available under its $650.0 million revolving credit facility, which expires in October 2002. In September 1999 the Company reduced the revolving credit facility to $450 million, to reflect its current and anticipated cash flow requirements. Additionally, the Company's five year revolving securitization of its accounts receivable matures in the year 2000. The Company expects to finance with similar securities the repayment of the Class A and B certificates, which were sold to third parties under the securitization and which have an aggregate principal value of $246 million. The Company believes that it will have sufficient resources to fund its planned capital growth, operating requirements and the maturities of the Class A and B certificates.

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

           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET
           RISK
 The market risk inherent in the Company's financial instruments represents the potential loss arising from adverse changes in interest rates. The Company does not enter into financial instruments for trading purposes.

 At July 31, 1999 and August 1, 1998, the fair values of the Company's fixed-rate debt were estimated at $230.4 million and $251.6 million, respectively, using quoted market prices and comparable publicly-traded issues. Such fair values were less than carrying value by approximately $22.3 million at July 31, 1999 and greater than the carrying value by approximately $1.2 million at August 1, 1998. Market risk is estimated as the potential change in fair value resulting from a hypothetical 10% adverse change in interest rates and amounted to approximately $15.2 million at July 31, 1999.

[END PAGE 19]


[BEGIN PAGE 20]

 At  July 31,  1999 and  August 1,  1998, the  Company had  $25.0
 million and $35.0 million, respectively, of variable rate borrowings outstanding under its revolving credit facility, which approximate fair value. A hypothetical 10% adverse change in interest rates for this variable rate debt would have an approximate $1.7 million negative effect on the Company's earnings and cash flows.

 The Company uses derivative financial instruments to manage foreign currency risk related to merchandise inventories. The effect of such instruments was not material to the Company's financial condition, results of operations or cash flows.

           SEASONALITY
 The specialty retail industry is seasonal in nature, and a disproportionately higher level of the Company's sales and earnings are generated in the fall and holiday selling seasons. The Company's working capital requirements and inventories increase substantially in the first quarter in anticipation of the holiday selling season.

           IMPACT OF INFLATION
 The Company has adjusted selling prices to maintain certain profit levels and will continue to do so as competitive conditions permit. In general, management believes that the impact of inflation or of changing prices has not had a material effect on the Company's results of operations during the last three fiscal years.

           RECENT ACCOUNTING PRONOUNCEMENTS
 In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which will require recognition of all derivatives as either assets or liabilities on the balance sheet at fair value. The Company is currently evaluating the additional disclosures required in implementing SFAS 133, which will be effective for fiscal 2001.

           YEAR 2000 DATE CONVERSION
 The Company has completed its assessment of its hardware and software systems, including the embedded systems in the Company's buildings, property and equipment, and is implementing plans to ensure that the operation of such systems will not be adversely affected by the Year 2000 date change.

 The Company is presently in the process of renovating noncompliant systems and implementing converted and replaced systems for substantially all of its hardware and software systems. The Company estimates that its efforts to make these systems Year 2000 compliant are approximately 90% complete, with substantial completion of the Year 2000 project currently anticipated for October 1999.

 The Company has established an ongoing program to communicate with its significant suppliers and vendors to determine the extent to which the Company's systems and operations are vulnerable to those third parties' failures to rectify their own Year 2000 issues. Based on responses to the Company's inquiries, the Company has identified those suppliers and
 vendors  most   at  risk  for  failing  to   achieve  Year  2000
 compliance on a timely basis and is following up to monitor their continuing progress. The Company is not presently aware of any significant exposure arising from potential third party failures. However, there can be no assurance that the systems of other companies on which the Company's systems or operations rely will be timely converted or that any failure of such parties to achieve Year 2000 compliance would not have an adverse effect on the Company's results of operations.

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

[END PAGE 20]


[BEGIN PAGE 21]

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

 The Company is in the process of developing a contingency plan for continuing operations in the event of Year 2000 failures, and the current target for completing that plan is October
 1999.


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

[END PAGE 21]


[BEGIN PAGE 22]

      Consolidated Balance Sheets
                                                             July 31,   August 1,
 (Dollar Amounts in Thousands)                                   1999        1998
                                                           ----------------------

 ASSETS

 CURRENT ASSETS
      Cash and equivalents                                 $   29,191  $   56,644
      Undivided interests in NMG Credit Card Master Trust     133,151     138,867
      Accounts receivable, less allowance for
           doubtful accounts of $2,300 and $1,800              59,317      53,571
      Merchandise inventories                                 528,452     499,068
      Deferred income taxes                                    21,953      24,058
      Other current assets                                     53,102      61,188
                                                           ----------------------
           TOTAL CURRENT ASSETS                               825,166     833,396
                                                           ----------------------

 PROPERTY AND EQUIPMENT
      Land, buildings and improvements                        486,862     435,166
      Fixtures and equipment                                  364,757     310,726
      Construction in progress                                 47,656      66,927
                                                           ----------------------
                                                              899,275     812,819
      Less accumulated depreciation and amortization          385,836     333,563
                                                           ----------------------
      PROPERTY AND EQUIPMENT, NET                             513,439     479,256
                                                           ----------------------

 OTHER ASSETS                                                 163,583     125,140
                                                           ----------------------
                                                           $1,502,188  $1,437,792
                                                           =======================

 LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES
      Notes payable and current maturities of long-term
      liabilities                                          $      921  $    5,963
      Accounts payable                                        203,071     201,490
      Accrued liabilities                                     176,188     180,809
                                                           ----------------------
           TOTAL CURRENT LIABILITIES                          380,180     388,262
                                                           ----------------------

 LONG-TERM LIABILITIES
      Notes and debentures                                    274,640     284,617
      Other long-term liabilities                              74,664      71,083
      Deferred income taxes                                    32,038      37,139
                                                           ----------------------
           TOTAL LONG-TERM LIABILITIES                        381,342     392,839
                                                           ----------------------

 MINORITY INTEREST                                              4,485           -

 COMMITMENTS AND CONTINGENCIES
 COMMON STOCK
      Common stock - $.01 par value
           Authorized - 100,000,000 shares
           Issued and outstanding - 49,039,035 and
           49,759,686 shares                                      490         498
 ADDITIONAL PAID-IN CAPITAL                                   467,283     481,295
 RETAINED EARNINGS                                            268,408     174,898
                                                           ----------------------
                                                           $1,502,188  $1,437,792
                                                           ======================

 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

[END PAGE 22]


[BEGIN PAGE 23]




      Consolidated Statements of Earnings

                                                                      Years Ended
                                                          -----------------------------------
                                                            July 31,    August 1,   August 2,
 (In Thousands Except for Per Share Data)                       1999         1998        1997
                                                          -----------------------------------


 Revenues                                                 $2,553,421   $2,373,347  $2,209,891
 Cost of goods sold including buying and occupancy costs   1,740,711    1,603,602   1,504,858
 Selling, general and administrative expenses                615,890      556,051     509,687
 Corporate expenses                                           16,406       14,620      14,364
                                                          -----------------------------------

 Operating earnings                                          180,414      199,074     180,982

 Interest expense                                             24,972       21,862      26,330
                                                          -----------------------------------

 Earnings before income taxes and minority interest          155,442      177,212     154,652
 Income taxes                                                 60,622       70,885      63,407
                                                          -----------------------------------

 Earnings before minority interest                            94,820      106,327      91,245
 Minority interest in net earnings of subsidiaries            (1,310)           -           -
                                                          -----------------------------------

 Net earnings                                                 93,510      106,327      91,245
 Loss on redemption of redeemable preferred stocks                 -            -     (22,361)
 Dividends and accretion on redeemable preferred stocks            -            -      (6,201)
                                                          -----------------------------------

 Net earnings applicable to common shareholders            $  93,510   $  106,327  $   62,683
                                                          -----------------------------------

 Weighted average number of common and
      common equivalent shares outstanding:
      Basic                                                    49,129      49,808      47,162
                                                          ===================================
      Diluted                                                  49,237      49,981      47,335
                                                          ===================================
 Earnings per share applicable to common shareholders:
      Basic                                                $     1.90  $     2.13  $     1.33
                                                          ===================================
      Diluted                                              $     1.90  $     2.13  $     1.32
                                                          ===================================

 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

[END PAGE 23]


[BEGIN PAGE 24]

      Consolidated Statements of Cash Flows



                                                               Years Ended
                                                   -----------------------------------
                                                     July 31,    August 1,   August 2,
 (In Thousands)                                          1999         1998        1997
                                                   -----------------------------------

 CASH FLOWS FROM OPERATING ACTIVITIES
 Net earnings                                      $   93,510   $  106,327   $  91,245
 Adjustments to reconcile net earnings to net cash
      provided by operating activities:
      Depreciation and amortization                    64,921       60,097      59,820
      Deferred income taxes                            (2,996)         228       1,190
      Minority interest                                 1,310            -           -
      Other                                            (4,344)       1,629       2,199
 Changes in current assets and liabilities:
      Accounts receivable                              (1,999)       2,431      (3,991)
      Merchandise inventories                         (25,642)     (33,006)    (16,464)
      Accounts payable and accrued liabilities        (12,944)      48,841     (15,790)
      Other                                             8,151       (3,985)     (8,971)
                                                   -----------------------------------
 NET CASH PROVIDED BY OPERATING ACTIVITIES            119,967      182,562     109,238
                                                   -----------------------------------

 CASH FLOWS USED FOR INVESTING ACTIVITIES
 Additions to property and equipment                  (91,026)     (81,176)    (53,037)
 Purchases of held-to-maturity securities            (641,364)    (636,342)   (461,791)
 Maturities of held-to-maturity securities            647,080      625,816     447,842
 Acquisitions, net of cash acquired                   (36,754)     (31,000)          -
                                                   -----------------------------------
 NET CASH USED FOR INVESTING ACTIVITIES              (122,064)    (122,702)    (66,986)
                                                   -----------------------------------

 CASH FLOWS USED FOR FINANCING ACTIVITIES
 Proceeds from borrowings                                   -      249,617     113,500
 Repayment of debt                                    (10,000)    (265,000)   (132,000)
 Payment of redemption of preferred stock                   -            -    (281,426)
 Issuance (repurchase) of common stock                (15,356)      (4,694)    267,672
 Dividends paid                                             -            -      (5,796)
                                                   -----------------------------------
 NET CASH USED FOR FINANCING ACTIVITIES               (25,356)     (20,077)    (38,050)
                                                   -----------------------------------

 CASH AND EQUIVALENTS
 Increase (decrease) during the year                  (27,453)      39,783       4,202
 Beginning balance                                     56,644       16,861      12,659
                                                   -----------------------------------
 Ending balance                                     $  29,191   $   56,644  $   16,861
                                                   ===================================
 SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
 Cash paid during the year for:
      Interest                                      $  26,098   $   20,932  $   28,441
                                                   ===================================
      Income taxes                                  $  62,626   $   59,656  $   63,951
                                                   ===================================
 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

[END PAGE 24]


[BEGIN PAGE 25]


      Consolidated Statements of Common Shareholder's Equity

                                                                                      Retained
                                                                       Additional     Earnings
                                                        Common Stock      Paid-in (Accumulated
 (In Thousands)                                     Shares    Amount      Capital       Decit)
                                              ------------------------------------------------

 BALANCE - AUGUST 4, 1996                           38,004    $  380    $  83,106  $   (7,879)

 Net earnings                                            -         -            -      91,245
 Accretion of redeemable preferred stock                 -         -            -        (405)
 Preferred dividends                                     -         -            -      (5,796)
 Loss on redemption of redeemable preferred stock        -         -            -      (8,594)
 Issuance of common stock                           11,857       119      402,161           -
 Other equity transactions                              12         -          391           -
                                              ------------------------------------------------

 BALANCE - AUGUST 2, 1997                           49,873       499      485,658      68,571

 Net earnings                                            -         -            -     106,327
 Repurchase of common stock                           (160)       (2)      (4,692)          -
 Other equity transactions                              47         1          329           -
                                              ------------------------------------------------

 BALANCE - AUGUST 1, 1998                           49,760       498      481,295     174,898

 Net earnings                                            -         -            -      93,510
 Repurchase of common stock                           (827)      (11)     (15,345)          -
 Other equity transactions                             106         3        1,333           -
                                              ------------------------------------------------

 BALANCE - JULY 31, 1999                            49,039    $  490    $ 467,283   $ 268,408
                                              ================================================

 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

[END PAGE 25]


[BEGIN PAGE 26]





 Notes to Consolidated Financial Statements


 NOTE 1    Summary of Significant Accounting Policies

           BASIS OF REPORTING
 The Company's businesses consist of specialty retail stores, which includes Neiman Marcus Stores and Bergdorf Goodman, and NM Direct, the Company's direct marketing operation. The consolidated financial statements include the accounts of all of the Company's majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company's fiscal year ends on the Saturday closest to July 31.

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

 If the FIFO method of inventory valuation had been used to value all inventories, merchandise inventories would have been $16.7 million and $14.5 million higher than reported at July 31, 1999 and August 1, 1998, respectively. As a result of using the LIFO valuation method, net earnings were $1.3 million lower in 1999, $0.3 million higher in 1998, and $0.9 million lower in 1997 than they would have been using the FIFO method.

[END PAGE 26]



[BEGIN PAGE 27]




           OTHER LONG-TERM LIABILITIES
 Other  long-term   liabilities  consist  primarily   of  certain
 employee   benefit  obligations,   postretirement  health   care
 benefits and the liability for scheduled rent increases.

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

 Intangibles  are amortized on  a straight-line basis  over their
 estimated  useful   lives,  ranging  from  four   to  40  years.
 Amortization expense was $6.4 million in 1999, $4.8 million in 1998 and $3.7 million in 1997.

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

           RECEIVABLES AND FINANCE CHARGE INCOME
 The Company's credit operations generate finance charge income, which is recognized as income when earned and is recorded as a reduction of selling, general and administrative expenses. Finance charge income amounted to $45.8 million in 1999, $47.8 million in 1998 and $47.0 million in 1997.

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

[END PAGE 27]


[BEGIN PAGE 28]

           ADVERTISING AND CATALOGUE COSTS
 Direct response advertising relates primarily to the production and distribution of the Company's catalogues and is amortized over the estimated life of the catalogue. All other advertising costs are expensed in the period incurred. Advertising expenses were $125.0 million, $114.4 million and $108.7 million in 1999, 1998 and 1997, respectively. Direct response advertising amounts included in other current assets in the consolidated balance sheets of July 31, 1999 and August 1, 1998 were $10.6 million and $9.5 million, respectively.

           EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE
 In 1998,  the Company adopted Statement  of Financial Accounting
 Standards  No.  128  (SFAS   128),  "Earnings  per  Share."  All
 earnings per share amounts for all periods presented have been restated to conform to the requirements of SFAS 128.

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

           RECENT ACCOUNTING DEVELOPMENTS
 In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133, "Accounting for Derivative Instruments and
 Hedging Activities," which will require recognition and measurement of all derivatives as either assets or liabilities on the balance sheet at fair value. The Company is currently evaluating the effect of implementing SFAS 133, which will be effective for fiscal 2001.


 NOTE 2    Acquisitions
 On February 1, 1999, the Company acquired a 56% interest in Kate Spade LLC for approximately $33.6 million in cash. Kate Spade is a manufacturer and marketer of high-end fabric and leather handbags and accessories. The acquisition has been accounted for by the purchase method of accounting and, accordingly, the results of operations of Kate Spade for the period from February 1, 1999 are included in the accompanying consolidated financial statements. The excess of cost over the estimated fair value of net assets acquired of $32.7 million was allocated to trademarks which are amortized on a straight-line basis over 25 years. Assets acquired and liabilities assumed have been recorded at their estimated fair values.

 On November 2, 1998, the Company acquired a 51% interest in Gurwitch Bristow Products for approximately $6.7 million in cash. Gurwitch Bristow Products manufactures and markets the Laura Mercier cosmetic lines. The acquisition has been accounted for by the purchase method of accounting and, accordingly, the results of operations of Gurwitch Bristow Products for the period from November 2, 1998 are included in the accompanying consolidated financial statements. The excess of cost over the estimated fair value of net assets acquired of $5.3 million was allocated to trademarks, which is amortized on a straight-line basis over 25 years. Assets acquired and liabilities assumed have been recorded at their estimated fair values.

 On January 5, 1998, the Company acquired Chef's Catalog for approximately $31.0 million in cash. Chef's Catalog is a direct marketer of gourmet cookware and high-end kitchenware, and its operations have been integrated with NM Direct. The acquisition has been accounted for by the purchase method of accounting and, accordingly, the results of operations of Chef's Catalog for the period from the date of acquisition are included in the accompanying consolidated financial statements. The excess of cost over the estimated fair value of net assets acquired of $30.3 million was allocated to goodwill, customer lists, and trademarks, which are amortized on a straight-line basis over lives ranging from four to 30 years.

 These  acquisitions  did   not  materially  impact  consolidated
 results, and therefore no pro forma information is provided.

[END PAGE 28]


[BEGIN PAGE 29]

 NOTE 3    COMPANY PUBLIC OFFERING
 In October 1996, the Company completed a public offering of 8.0 million shares of its common stock at a price of $35.00 per share. The net proceeds from the offering ($267.3 million) were used by the Company to partially fund the repurchase of all of the Company's issued and outstanding preferred stocks from Harcourt General, Inc. In addition to the net proceeds, on
 November 12, 1996 the Company issued Harcourt General 3.9 million shares of the Company's common stock (valued at $135.0 million at $35.00 per share) and completed the exchange for all of the Company's issued and outstanding preferred stocks. The total consideration paid by the Company to Harcourt General in connection with the repurchase was $416.4 million, representing 98% of the aggregate stated value of the preferred stock, plus accrued and unpaid dividends through the date of the closing of the public offering.

 In connection with the transaction, the Company incurred a non-recurring charge to net earnings applicable to common shareholders of $22.4 million, comprised of two components: (i) $8.6 million, representing the difference between the book value of the preferred stock and the total purchase price, and
 (ii) $13.8 million, representing the fair value of shares issued to Harcourt General in excess of the number of shares that would have been issued in accordance with the conversion terms of the 6% Preferred Stock. Had the public offering and repurchase of the preferred stock taken place at the beginning of the period, diluted net earnings per share applicable to common shareholders would have been $1.82 in 1997.


 NOTE 4    Other Assets
 Other assets consisted of the following:

                                                             July 31,   August 1,
 (In Thousands)                                                  1999        1998
                                                            ---------------------

 Trademarks                                                 $ 126,654  $   88,300
 Goodwill                                                      33,202      33,202
 Other                                                         47,460      40,894
                                                            ---------------------
                                                              207,316     162,396
 Accumulated amortization                                     (43,733)    (37,256)
                                                            ---------------------
                                                            $ 163,583  $  125,140
                                                            =====================

 Trademarks and goodwill are amortized using the straight-line method over their estimated useful lives, ranging from 25 to 40 years. Customer lists (which are included in Other) are amortized using the straight-line method over their estimated useful lives, ranging from four to 11 years.


 NOTE 5    Accrued Liabilities
 Accrued liabilities consisted of the following:

                                                             July 31,   August 1,
 (In Thousands)                                                  1999        1998
                                                            ---------------------

 Accrued salaries and related liabilities                   $  33,698   $  37,857
 Self-insurance reserves                                       25,436      24,694
 Income taxes payable                                          27,474      26,552
 Other                                                         90,294      91,706
                                                            ---------------------
                                                            $ 176,902   $ 180,809
                                                            =====================

[END PAGE 29]


[BEGIN PAGE 30]

 NOTE 6        Notes and Debentures
 Notes and debentures consisted of the following:

                                                Interest     July 31,   August 1,
 (In Thousands)                                     Rate         1999        1998
                                                ---------------------------------

 Revolving credit facility(a)                   Variable    $  25,000   $  35,000
 Senior notes(b)                                   6.65%      124,863     124,848
 Senior debentures(b)                             7.125%      124,777     124,769
                                                            ---------------------
                                                            $ 274,640   $ 284,617
                                                            =====================

 (a) The Company has a revolving credit facility with 21 banks, pursuant to which the Company may borrow up to $650 million at July 31,1999. The facility, which expires in October 2002, may be terminated by the Company at any time on three business days' notice. The rate of interest payable (5.4% at July 31, 1999) varies according to one of four pricing options selected by the Company. The revolving credit facility contains covenants which require the Company to maintain certain leverage and fixed charge ratios.

 (b) In May 1998, the Company issued $250 million of senior notes and debentures to the public. The proceeds of the debt offering were used to repay borrowings outstanding on the Company's revolving credit facility. The debt is comprised of $125 million 6.65% senior notes due 2008 and $125 million 7.125% senior debentures due 2028. Interest on the securities is payable semiannually.

 The aggregate maturities of notes and debentures are $0 million in fiscal 2000, fiscal 2001 and fiscal 2002, $25.0 million in fiscal 2003, $0 million in fiscal 2004 and $249.6 million thereafter.


 NOTE 7    Redeemable Preferred Stocks
 The Company is authorized to issue up to 50,000,000 shares of preferred stock. In fiscal 1997, the Company repurchased its issued and outstanding preferred stocks which consisted of 1,000,000 shares of 6% Cumulative Convertible Preferred Stock and 500,000 shares of 9 1/4% Cumulative Redeemable Preferred Stock, all of which were owned by Harcourt General.


 NOTE 8    Common Shareholders' Equity

           OWNERSHIP BY AND RELATIONSHIP WITH HARCOURT GENERAL
 At July 31, 1999, Harcourt General owned approximately 26.4 million shares of Common Stock, representing approximately 54% of the issued and outstanding shares of Common Stock of the Company.

 The Company and Harcourt General are parties to an agreement pursuant to which Harcourt General provides certain management, accounting, financial, legal, tax and other corporate services to the Company. The fees for these services are based on Harcourt General's costs and are subject to the approval of a committee of directors of the Company who are independent of Harcourt General. This agreement may be terminated by either party on 180 days' notice. Charges to the Company under this agreement were $6.0 million in 1999, $5.4 million in 1998 and $5.7 million in 1997.

 Most of the senior officers of the Company serve in similar capacities with Harcourt General. Three of such officers also serve as directors of both companies.


           COMMON STOCK
 Common Stock is entitled to dividends if and when declared by the Board of Directors, and each share carries one vote.
 Holders of Common Stock have no cumulative voting, conversion, redemption or preemptive rights.

[END PAGE 30]


[BEGIN PAGE 31]


           COMMON STOCK INCENTIVE PLANS
 The  Company  has  established   common  stock  incentive  plans
 allowing for the granting of stock options, restricted stock and other stock-based awards to its employees. The Company applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its plans. The
 Company has adopted the disclosure-only provision of the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123).

 Had the fair-value based method of accounting been applied at grant date to the Company's stock incentive plans, net earnings and earnings per share would have been reduced to pro forma amounts for the years ended July 31, 1999, August 1, 1998 and August 2, 1997 as follows:

  (In Thousands, Except Per Share Amounts)           1999         1998        1997
                                                 ---------------------------------

  Net earnings:
       As reported                               $ 93,510    $ 106,327    $ 62,683
       Pro forma                                 $ 91,686    $ 105,339    $ 62,320

  Basic earnings per share:
       As reported                               $   1.90    $    2.13    $   1.33
       Pro forma                                 $   1.87    $    2.11    $   1.32

  Diluted earnings per share:
       As reported                               $   1.90    $    2.13    $   1.32
       Pro forma                                 $   1.86    $    2.11    $   1.32

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

  The Company has adopted the 1997 Incentive Plan (the "1997 Plan") which is currently used for grants of equity-based awards to employees. All outstanding equity-based awards at July 31, 1999 were granted under the Company's 1997 Plan and the 1987 Stock Incentive Plan. At July 31, 1999, there were 1.7 million shares of Common Stock available for grants under the 1997 Plan.

  Options outstanding at July 31, 1999 were granted at prices (not less than 100% of the fair market value on the date of the grant) varying from $11.63 to $33.38. Options generally vest ratably over five years and expire after ten years. There were 116 employees with options outstanding at July 31, 1999. For all outstanding options at July 31, 1999, the weighted average exercise price was $24.36, and the weighted average remaining contractual life was approximately 7.1 years.

  The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1999, 1998 and 1997, respectively:

                                                     1999         1998        1997
                                                    ------------------------------

  Expected life (years)                                 7            8           7
  Expected volatility                               45.6%        29.4%       31.1%
  Risk-free interest rate                            6.0%         5.5%        7.0%
                                                    ==============================

[END PAGE 31]


[BEGIN PAGE 32]

  A summary  of the status of  the Company's 1997  and 1987 Stock
  Incentive Plans as of July 31,  1999, August 1, 1998 and August
  2, 1997 and changes during the years ended on those dates is presented below:

                                      1999                1998                1997
                                 -------------------------------------------------------------
                                           Weighted-           Weighted-            Weighted-
                                             Average             Average              Average
                                            Exercise            Exercise             Exercise
                                    Shares     Price    Shares     Price    Shares      Price
                                 --------------------------------------------------------------
  Options outstanding at
     beginning of year             847,960   $ 23.83   660,780   $ 17.95   653,077   $  14.41
  Granted                          468,000     24.82   325,800     32.87   131,050      33.38
  SAR Surrenders                         -         -  (107,240)    17.75   (82,207)     14.45
  Exercised                        (47,400)    14.62    (2,300)    14.90    (1,200)     14.53
  Canceled                         (88,860)    26.98   (29,080)    24.92   (39,940)     17.85
                                 ---------            --------             -------

  Outstanding at
     end of year                 1,179,700   $ 24.36   847,960   $ 23.83   660,780   $  17.95
                                 =========            ========             =======
  Options exercisable
     at year-end                   403,150   $ 19.23   286,700   $ 15.53   273,090   $  14.21
                                 =========             =======             =======



  The weighted-average fair value of options granted in 1999, 1998 and 1997 was $14.17, $15.94 and $16.32, respectively.

  The following summarizes information about the Company's stock options as of July 31, 1999.

                                          Options Outstanding                       Options Exercisable
                                     ------------------------------------------------------------------
                                                         Weighted-   Weighted-                Weighted-
                                         Shares            Average     Average       Shares     Average
                                     Outstanding         Remaining    Exercise  Outstanding    Exercise
  Range of Exercise Prices            At 7/31/99  Contractual Life       Price   At 7/31/99       Price
  -----------------------------------------------------------------------------------------------------


  $11.63 - $12.75                         60,070              2.9     $ 12.15       60,070    $  12.15
  $13.38 - $16.75                        297,720              4.5     $ 14.69      234,600    $  14.63
  $24.81 - $24.94                        426,000              9.1     $ 24.82            -           -
  $29.19 - $33.38                        395,910              7.6     $ 33.00      108,480    $  33.08
  ---------------                      ---------                                   -------
  $11.63 - $33.38                      1,179,700              7.1     $ 24.36      403,150    $  19.23
   ==============                      =========                                   =======

  NOTE 9       Stock Repurchase Program
  In December 1997, the Board of Directors of the Company authorized the repurchase of up to 1 million shares of common stock in the open market. In September 1998, the Company's Board of Directors authorized an increase in the stock repurchase program to 1.5 million shares.

  During the year ended July 31, 1999, the Company repurchased 827,000 shares at an average price of $18.57 per share under this stock repurchase program; 512,900 shares were remaining under this program at July 31, 1999. During the year ended August 1, 1998, the Company repurchased 160,100 shares at an average price of $29.32 per share.

[END PAGE 32]



[BEGIN PAGE 33]

  NOTE 10      Income Taxes
  Income tax expense was as follows:

                                                          Years Ended
                                                 ---------------------------------
                                                 July 31,    August 1,   August 2,
  (In Thousands)                                     1999         1998        1997
                                                 ---------------------------------
  Current:
     Federal                                     $ 56,397     $ 62,100    $ 53,292
     State                                          7,221        8,557       8,925
                                                 ---------------------------------
                                                   63,618       70,657      62,217
                                                 ---------------------------------
  Deferred:
     Federal                                       (1,993)        (101)        836
     State                                         (1,003)         329         354
                                                 ---------------------------------
                                                   (2,996)         228       1,190
                                                 ---------------------------------
     Income tax expense                          $ 60,622     $ 70,885    $ 63,407
                                                 =================================

  The Company's effective income tax rate was 39% in 1999, 40% in 1998 and 41% 1997. The difference between the statutory federal tax rate and the effective tax rate is due primarily to state income taxes.

  Significant components of the Company's net deferred income tax liability stated on a gross basis were as follows:

                                                              July 31,   August 1,
  (In Thousands)                                                  1999        1998
                                                              --------------------

  Gross deferred income tax assets:
     Financial accruals and reserves                         $  17,311    $ 19,901
     Employee benefits                                          25,640      25,472
     Inventories                                                 9,219      12,068
     Deferred lease payments                                     2,003       2,618
     Other                                                         639         537
                                                              --------------------
       Total deferred tax assets                                54,812      60,596
                                                              --------------------
  Gross deferred income tax liabilities:
     Excess tax depreciation                                   (55,610)    (63,092)
     Pension accrual                                            (1,273)     (4,087)
     Other assets previously deducted on tax return             (8,014)     (6,498)
                                                              --------------------
       Total deferred tax liabilities                          (64,897)    (73,677)
                                                              --------------------
  Net deferred income tax liability                          $ (10,085)  $ (13,081)
                                                              ====================


  NOTE 11 Pension Plans and Postretirement Health Care Benefits In fiscal 1999, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits."
  The  provisions   of  SFAS  No.  132   provide  new  disclosure
  requirements for pensions and other postretirement benefit plans but do not change the measurement or recognition of these plans. SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable and requires additional information on the changes in benefit obligations and fair values of plan assets.

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

[END PAGE 33]



[BEGIN PAGE 34]


  Retirees and active employees hired prior to March 1, 1989 are eligible for certain limited postretirement health care benefits if they have met certain service and minimum age requirements. The cost of these benefits is accrued during the years in which an employee provides services. The Company paid postretirement health care benefit claims of $1.2 million during 1999, $1.3 million during 1998 and $1.2 million during 1997.

  Components of net pension expense were as follows:

                                                           Years Ended
                                                 ---------------------------------
                                                 July 31,    August 1,   August 2,
  (In Thousands)                                     1999         1998        1997
                                                 ---------------------------------

  Service cost                                   $  7,160     $  5,527    $  5,591
  Interest cost on projected benefit obligation    12,641       10,843      10,055
  Expected return on assets                       (11,826)      (9,270)     (8,592)
  Net amortization and deferral                     1,208        1,178       2,127
                                                 ---------------------------------
  Net pension expense                            $  9,183     $  8,278    $  9,181
                                                 =================================

  The periodic postretirement health care benefit cost was as follows:

                                                           Years Ended
                                                 ---------------------------------
                                                 July 31,    August 1,   August 2,
  (In Thousands)                                     1999         1998        1997
                                                 ---------------------------------
  Net periodic cost:
  Service cost                                   $    136     $    155     $    48
  Interest cost on accumulated
     benefit obligation                             1,151        1,282         819
  Net amortization and deferral                       (17)         (30)       (563)
                                                 ---------------------------------
  Total                                          $  1,270     $  1,407     $   304
                                                 =================================

  The changes in the benefit obligations and the reconciliations of the funded status of the Company's plans to the consolidated balance sheets were as follows:

  CHANGE IN BENEFIT OBLIGATIONS:        Pension Benefits     Postretirement Benefits
                                    ----------------------    ---------------------
  (In Thousands)                          1999        1998         1999        1998
                                    ----------------------    ---------------------

  Benefit obligations at
     beginning of year              $  179,427  $  144,676    $  16,942   $  17,554
  Service cost                           7,160       5,527          136         155
  Interest                              12,641      10,844        1,151       1,282
  Benefits paid                         (5,710)     (5,249)      (1,247)     (1,276)
  Actuarial loss (gain)                 (9,746)     23,629       (3,340)       (773)
                                    ----------------------    ---------------------

  Benefit obligation at end of year $  183,772  $  179,427    $  13,642   $  16,942
                                    ======================    =====================

  CHANGE IN PLAN ASSETS:                                           Pension Plans
                                                              --------------------
  (In Thousands)                                                  1999        1998
                                                              --------------------

  Fair value of plan assets
     at beginning of year                                     $ 159,093   $ 144,288
  Actual return on assets                                         9,302      16,750
  Company contributions                                             980       3,304
  Benefits paid                                                  (5,710)     (5,249)
                                                              --------------------
  Fair value of plan assets at
     end of year                                              $ 163,665  $  159,093
                                                              =====================

[END PAGE 34]


[BEGIN PAGE 35]

  FUNDED STATUS:                          Pension Plans        Postretirement Plans
                                   ----------------------   -----------------------
  (In Thousands)                         1999        1998         1999        1998
                                   ----------------------   -----------------------

  Fair value of plan assets
     less than benefit obligation  $  (20,107)  $ (20,334)   $ (13,642)  $ (16,942)
  Unrecognized net actuarial gain      (9,195)     (1,058)      (5,343)     (2,020)
  Unrecognized prior service cost       4,845       4,650            -           -
  Unrecognized net obligation
     at transition                      2,305       2,796            -           -
                                   ------------------------------------------------
  Liability recognized in the
     consolidated balance sheets   $  (22,152)  $ (13,946)   $ (18,985)  $ (18,962)
                                   ================================================

                                                                 Pension Benefits
                                                             ----------------------
  WEIGHTED AVERAGE ASSUMPTIONS:                                   1999        1998
                                                             ----------------------

  Discount rate                                                   7.5%        7.0%
  Expected long-term rate of return on
     plan assets                                                  9.0%        9.0%
  Rate of future compensation increases                           5.0%        5.0%


  The weighted average assumptions for postretirement health care benefits included a discount rate of 7.5% in 1999 and 7.0% in 1998.

  For measurement purposes, a 7.0% annual rate of increase in the per capita cost of covered care benefits was assumed for fiscal
  2000. The rate was assumed to decrease gradually to 5.0% in fiscal 2002 and remain at that level beyond.

  If the health care trend rate was increased one percentage point, postretirement benefit costs for the year ended July 31, 1999 would have been $0.1 million higher, and the accumulated postretirement benefit obligation as of July 31, 1999 would have been $1.4 million higher. If the health care trend rate was decreased one percentage point, postretirement benefit costs for the year ended July 31, 1999 would have been $0.1 million lower, and the accumulated postretirement benefit obligations as of July 31, 1999 would have been $1.2 million lower.

  The Company has a qualified defined contribution 401(k) plan, which covers substantially all employees. Employees make contributions to the plan, and the Company matches 25% of an employee's contribution up to a maximum of 6% of the employee's compensation. Company contributions for the years ended July 31, 1999, August 1, 1998 and August 2, 1997 were $2.9 million, $2.9 million and $2.6 million, respectively.


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

[END PAGE 35]


[BEGIN PAGE 36]

  Rent expense under operating leases was as follows:

                                                           Years Ended
                                                 ---------------------------------
                                                 July 31,    August 1,   August 2,
  (In Thousands)                                     1999         1998        1997
                                                 ---------------------------------

  Minimum rent                                   $ 34,000     $ 31,800    $ 31,200
  Rent based on revenues                           14,500       13,300      11,600
                                                 ---------------------------------
  Total rent expense                             $ 48,500     $ 45,100    $ 42,800
                                                 =================================

  Future minimum lease payments, excluding renewal options, under operating leases are as follows: fiscal 2000 - $37.7 million; fiscal 2001 - $36.8 million; fiscal 2002 - $36.1 million; fiscal 2003 - $34.4 million; fiscal 2004 - $37.0 million; all years thereafter - $528.8 million.

            LITIGATION
  The Company is involved in various suits and claims in the ordinary course of business. Management does not believe that the disposition of any such suits and claims will have a material adverse effect upon the consolidated results of operations, cash flows or the financial position of the Company.

            LETTERS OF CREDIT
  The Company had approximately $21.4 million of outstanding irrevocable letters of credit relating to purchase commitments and insurance liabilities at July 31, 1999.


  NOTE 13   Fair Value of Financial Instruments
  The   estimated  fair   values  of   the   Company's  financial
  instruments are as reported and disclosed in the consolidated financial statements, and as discussed below.

            SECURITIZATION OF CREDIT CARD RECEIVABLES
  In March 1995, the Company sold all of its Neiman Marcus credit card receivables through a subsidiary to The Neiman Marcus Group Credit Card Master Trust (the "Trust") in exchange for certificates representing undivided interests in such receivables. Certificates representing undivided interests in $246.0 million of these receivables were sold to third parties in a public offering of $225.0 million of 7.60% Class A certificates and $21.0 million of 7.75% Class B certificates. The Company used the proceeds from this offering to pay down existing debt. The Company's subsidiary will retain the remaining undivided interests in the receivables not represented by the Class A and Class B certificates. A portion of these interests is subordinated to the Class A and Class B certificates. The Company continues to service all receivables for the Trust.

  In anticipation of the securitization, the Company entered into several forward interest rate lock agreements. The agreements allowed the Company to establish a weighted average effective interest rate of approximately 8.0% on the certificates issued as part of the securitization.


  NOTE 14      Earnings Per Share

  Pursuant to the provisions of SFAS 128, the weighted average shares used in computing basic and diluted earnings per share
  (EPS) are presented in the table below. No adjustments were made to net earnings applicable to common shareholders for the computations of basic and diluted EPS during the periods presented. Options to purchase 395,910 shares of common stock were not included in the computation of diluted EPS for the year ended July 31, 1999, because the exercise price of those options was greater than the average market price of the common shares. All options were included in the computation of diluted EPS for the years ended August 1, 1998 and August 2, 1997, because the exercise price of those options was less than the average market price of the common shares.

[END PAGE 36]

[BEGIN PAGE 37]

                                                           Years Ended
                                                 ---------------------------------
                                                 July 31,    August 1,   August 2,
  (In Thousands of Shares)                           1999         1998        1997
                                                 ---------------------------------

  Shares for computation of basic EPS              49,129       49,808      47,162
  Effect of assumed option exercises                  108          173         173
                                                 ---------------------------------
  Shares for computation of diluted EPS            49,237       49,981      47,335
                                                 =================================

  NOTE 15      Segment Reporting
  In 1999, the Company adopted SFAS 131, "Disclosure about Segments of an Enterprise and Related Information," which established reporting and disclosure standards for an enterprise's operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and regularly reviewed by the Company's senior management. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Company's senior management evaluates the performance of the Company's assets on a consolidated basis. Therefore, separate financial information for the Company's assets on a segment basis is not presented.

  In applying SFAS 131, the Company identified two reportable segments, which are as follows: specialty retail stores and direct marketing. The specialty retail stores segment includes all specialty retail stores which the Company operates. Direct marketing includes the operations of NM Direct, which publishes NM by Mail, the Horchow catalogues, Chef's Catalog and the Neiman Marcus Christmas Catalogue. Other includes unallocated corporate expenses and operations which do not meet the quantitative thresholds of SFAS 131, including Kate Spade and Gurwitch Bristow Products.

  The  following  tables   set  forth  the  information  for  the
  Company's reportable segments:

                                                           Years Ended
                                              ------------------------------------
                                                 July 31,    August 1,   August 2,
  (In Thousands)                                     1999         1998        1997
                                              ------------------------------------
  REVENUES
  Specialty Retail Stores                     $ 2,209,451  $ 2,089,553 $ 1,950,544
  Direct Marketing                                321,747      283,794     259,347
  Other                                            22,223            -           -
                                              ------------------------------------
  Total                                       $ 2,553,421  $ 2,373,347 $ 2,209,891
                                              ====================================
  OPERATING EARNINGS
  Specialty Retail Stores                     $   177,982  $   198,123 $   169,877
  Direct Marketing                                 14,543       15,571      25,469
  Other                                           (12,111)     (14,620)    (14,364)
                                              ------------------------------------
  Total                                       $   180,414  $   199,074 $   180,982
                                              ====================================

  CAPITAL EXPENDITURES
  Specialty Retail Stores                     $    89,296  $    79,920 $    48,301
  Direct Marketing                                    970        1,256       4,736
  Other                                               760            _           _
                                              ------------------------------------
  Total                                       $    91,026  $    81,176 $    53,037
                                              ====================================

[END PAGE 37]


[BEGIN PAGE 38]

  NOTE 16   Subsequent Event
  On May 14, 1999, a committee of independent directors of the Company, and the Boards of Directors of the Company and of
  Harcourt General approved a series of transactions (the "Transactions") relating to a plan by Harcourt General to spin off to the holders of Harcourt General's common stock approximately 21.4 million of the approximately 26.4 million shares of the Company's common stock held by Harcourt General in a distribution to be tax-free to Harcourt General and its shareholders (the "Distribution"). The Transactions were approved by the shareholders of the Company and Harcourt General on September 15, 1999. Harcourt General received a favorable ruling from the Internal Revenue Service dated September 22, 1999 that the Distribution could be completed on a tax-free basis. The approximately 21.4 million shares to be distributed are shares of Class B common stock of the Company that will have the right to elect approximately 82% of the Company's Board of Directors, and the remaining shares, designated Class A common stock, will have the right to elect approximately 18% of the Company's Board of Directors. The Distribution is expected to be completed in October 1999.


  NOTE 17   Quarterly Financial Information (unaudited)

                                                         Year Ended July 31, 1999
                                           -------------------------------------------------
                                             First    Second    Third      Fourth
  (In Millions, Except for Per Share Data) Quarter   Quarter  Quarter     Quarter      Total
                                           -------------------------------------------------

  Revenues                                 $ 587.1   $ 789.2  $ 611.8     $ 565.3  $ 2,553.4
                                           =================================================
  Gross profit                             $ 202.2   $ 241.4  $ 214.3     $ 154.8  $   812.7
                                           =================================================
  Net earnings applicable
     to common shareholders                $  25.0   $  30.6  $  35.2     $   2.7  $    93.5
                                           =================================================
  Earnings per share applicable
     to common shareholders:
       Basic                               $  0.50   $  0.62  $  0.72     $   .06  $    1.90
                                           =================================================
       Diluted                             $  0.50   $  0.62  $  0.72     $   .06  $    1.90
                                           =================================================


                                                         Year Ended August 1, 1998
                                           --------------------------------------------------
                                             First    Second    Third        Fourth
  (In Millions, Except for Per Share Data) Quarter   Quarter  Quarter       Quarter    Total
                                           --------------------------------------------------

  Revenues                                 $ 580.5  $  708.4  $ 547.7     $ 536.7 $  2,373.3
                                           =================================================
  Gross profit                             $ 204.4  $  221.4  $ 179.3     $ 164.6 $    769.7
                                           =================================================
  Net earnings applicable
     to common shareholders                $  32.6  $   33.5  $  24.0     $  16.2 $    106.3
                                           =================================================
  Earnings per share applicable
     to common shareholders:
       Basic                               $   .65  $    .67  $   .48     $   .33 $     2.13
                                           =================================================
       Diluted                             $   .65  $    .67  $   .48     $   .33 $     2.13
                                           =================================================

  In the fourth quarter, the effect of adjusting the LIFO reserve for inventories to actual amounts increased net earnings by $.5 million in 1999 and $3.9 million in 1998.

[END PAGE 38]


[BEGIN PAGE 39]




  Independent Auditors' Report

  BOARD OF DIRECTORS AND SHAREHOLDERS
  THE NEIMAN MARCUS GROUP, INC.
  CHESTNUT HILL, MASSACHUSETTS

  We have audited the accompanying consolidated balance sheets of The Neiman Marcus Group, Inc. and subsidiaries as of July 31, 1999 and August 1, 1998, and the related consolidated statements of earnings, common shareholders' equity and cash flows for each of the three fiscal years in the period ended July 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Neiman Marcus Group, Inc. and subsidiaries as of July 31, 1999 and August 1, 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended July 31, 1999, in conformity with generally accepted accounting principles.

  DELOITTE & TOUCHE LLP
  Boston, Massachusetts
  August 31, 1999
  (September 22, 1999 as to Note 16)








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

  JOHN R. COOK
  Senior Vice President and
  Chief Financial Officer

  CATHERINE N. JANOWSKI
  Vice President and Controller

[END PAGE 39]


[BEGIN PAGE 40]




  Selected Financial Data (Unaudited)

                                                              Years Ended
                                           --------------------------------------------------------
                                           July 31,   August 1,   August 2,   August 3,    July 29,
  (In Millions, Except for Per Share Data)     1999        1998        1997     1996(A)        1995
                                           --------------------------------------------------------

  OPERATING RESULTS
  Revenues                                $ 2,553.4   $ 2,373.3   $ 2,209.9   $ 2,075.0   $ 1,888.2
                                           ========================================================
  Earnings from continuing operations     $    93.5   $   106.3   $   91.2    $    77.4   $    67.3
  Loss from discontinued operations               -           -          -            -       (11.7)
                                           --------------------------------------------------------
  Net earnings                            $    93.5   $   106.3   $    91.2   $    77.4   $    55.6
                                           ========================================================
  Net earnings
     applicable to common
     shareholders                         $    93.5   $   106.3   $    62.7   $    48.3   $    26.5
                                           ========================================================
  Basic amounts per share
     applicable to common
     shareholders:
       Continuing operations              $    1.90   $    2.13   $    1.33   $     1.27  $    1.01
       Discontinued operations                    -           -           -            -       (.31)
                                           --------------------------------------------------------
  Basic net earnings                      $    1.90   $    2.13   $    1.33   $     1.27  $     .70
                                           ========================================================
  Diluted amounts per share
     applicable to common shareholders:
       Continuing operations              $    1.90   $    2.13   $    1.32   $     1.26  $    1.01
       Discontinued operations                    -           -           -            -       (.31)
                                           --------------------------------------------------------
  Diluted net earnings                    $    1.90   $    2.13   $    1.32   $     1.26  $     .70
                                           ========================================================
  Common dividends                        $       -   $       -   $       -   $        -  $     .10
                                           ========================================================

  FINANCIAL POSITION
  Total assets                            $ 1,503.1   $ 1,437.8   $ 1,287.9   $  1,252.4  $ 1,108.4
  Long-term liabilities                   $   381.6   $   392.8   $   401.6   $    395.3  $   341.9
  Redeemable preferred stocks             $       -   $       -   $       -   $    407.4  $   405.4
                                           ========================================================

  The selected financial data should be read in conjunction with the Consolidated Financial Statements contained elsewhere in this report.
  (A)FISCAL 1996 WAS A 53-WEEK YEAR.

[END PAGE 40]



[BEGIN PAGE 41]



       SHAREHOLDER INFORMATION
  Requests for general information or published financial information should be made in writing to:

  CORPORATE RELATIONS DEPARTMENT
  The Neiman Marcus Group, Inc.
  Post Office Box 9187
  Chestnut Hill, MA 02467-9187
  (617) 232-0760

  TRANSFER AGENT AND REGISTRAR
  BankBoston, N.A.
  c/o EquiServe Limited Partnership
  Post Office Box 8040, Mail Stop 45-01-05
  Boston, MA 02266-8040
  (800) 730-4001

  FORM 10-K

  THE COMPANY'S FORM 10-K AS FILED WITH THE SECURITIES AND
  EXCHANGE COMMISSION IS AVAILABLE UPON WRITTEN REQUEST TO THE
  CORPORATE RELATIONS DEPARTMENT OF THE COMPANY.


  ANNUAL MEETING
  The Annual Meeting of Stockholders will be held on Friday, January 21, 2000 at 10:00 a.m. at the Company's Corporate
  Headquarters, 27 Boylston Street, Chestnut Hill, Massachusetts.

  SHARES OUTSTANDING
  The Neiman Marcus Group had 49.0 million common shares outstanding and 11,463 common shareholders of record at July
  31, 1999.

  CORPORATE ADDRESS
  The Neiman Marcus Group, Inc.
  27 Boylston Street
  Post Office Box 9187
  Chestnut Hill, MA 02467-9187
  (617) 232-0760

  STOCK INFORMATION
  The Neiman Marcus Group's Class A common stock and Class B com-mon stock are currently traded on the New York Stock Exchange under the symbols NMG.A and NMG.B, respectively.

  The following table indicates for the past two fiscal years the quarterly price range of the Common Stock, traded under the symbol NMG prior to the Company's recapitalization during the first quarter of fiscal 2000.

                                                   1999                   1998
                                           ----------------------------------------
  Quarter                                     High       Low        High       Low
                                           ----------------------------------------
  First                                    $ 33.50   $ 16.08     $ 35.56   $ 27.88
  Second                                   $ 26.75   $ 22.08     $ 35.36   $ 28.81
  Third                                    $ 27.00   $ 22.00     $ 41.00   $ 34.63
  Fourth                                   $ 31.00   $ 24.18     $ 43.44   $ 33.00
                                           =================     =================

[END PAGE 41]