Form 10-K, Exhibit 13
period 2000-07-31
NEIMAN MARCUS GROUP INC
filed 2000-10-27
CIK 819539

EXHIBIT 13.1
[BEGIN PAGE 29]
MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW
The Company's operations include specialty retail stores, which consist of Neiman Marcus Stores and Bergdorf Goodman, and a direct marketing operation, Neiman Marcus Direct. The Company's revenues rose to $2.85 billion in fiscal 2000, representing a 22.1% increase over revenues of $2.34 billion in fiscal 1998. Net earnings increased 26.4% to $134.0 million in fiscal 2000 from $106.0 million in fiscal 1998.

Approximately 85% of the Company's revenues are generated by its specialty retail stores, Neiman Marcus and Bergdorf Goodman, with the balance generated primarily by Neiman Marcus Direct. Revenue growth over the last three fiscal years at specialty retail stores can be attributed principally to increases  in  overall comparable store  sales  and  new  store openings. Since August 1996 the Company has opened three new Neiman Marcus stores, including most recently a new store in Honolulu, Hawaii in September 1998. The Company currently also plans to open five new Neiman Marcus stores in the next four years, one of which will be a replacement store. In fiscal 2000, average store sales per gross square foot reached a record high of $490, representing an increase of 11.4% over three years. The Company has consistently focused on renovating and modernizing its stores to improve productivity. The Company also aims to improve average transaction amounts and comparable sales growth with carefully edited assortments and marketing and sales programs which are designed to increase its customers' awareness of merchandise offerings in the stores.

The Company launched its Brand Development Initiative in fiscal 1999, a strategy designed to create shareholder value by investing in designer resources that serve affluent customers. In February 1999, the Company acquired a 56% interest in Kate Spade LLC, a manufacturer of high-end leather handbags and accessories, for $33.6 million. In November 1998, the Company acquired a 51% interest in Gurwitch Bristow Products, which manufactures and markets the Laura Mercier cosmetic lines, for $6.7 million.

In addition to opening new stores, the Company continues to make significant capital investments in an effort to increase productivity. During fiscal 1998, 1999 and 2000, the Company invested a total of approximately $261.2 million to remodel its existing stores, to construct a new Neiman Marcus store in Hawaii and to purchase a building adjacent to its existing San Francisco store as part of a plan to enlarge and remodel that store. In fiscal 2000, major projects included the commencement of multi-year construction projects to build new stores, to remodel and expand Neiman Marcus stores in San Francisco and Las Vegas, as well as to continue remodeling the plaza level of the main store of Bergdorf Goodman.

On October 22, 1999, Harcourt General, Inc. (Harcourt General) completed the spin-off of its controlling equity position in the Company in a tax-free distribution to its shareholders. Harcourt General distributed approximately 21.4 million of its approximately 26.4 million shares of the Company. Harcourt General retained approximately 5.0 million shares. Each common shareholder of Harcourt General received .3013 of a share of Class B Common Stock of the Company for every share of Harcourt General Common Stock and Class B Stock held on October 12, 1999, which was the record date for the distribution. This transaction had no impact on the reported equity of the Company.
[END PAGE 29]

[BEGIN PAGE 30]

OPERATING RESULTS


                                                       Fiscal years ended
                                               --------------------------------
                                               July 29,    July 31,   August 1,
(Dollars in Millions)                              2000       1999        1998
                                               --------------------------------
REVENUES
                                                      (RESTATED)(3)(RESTATED)(3)
Specialty Retail Stores                        $2,424.9    $2,171.0    $2,053.9
Direct Marketing                                  363.8       321.8       283.8
Other (1)                                          65.9        22.2           -
                                               --------------------------------
Total                                          $2,854.6    $2,515.0    $2,337.7
                                               ================================

OPERATING EARNINGS
Specialty Retail Stores                        $  248.5    $  180.2    $  197.6
Direct Marketing                                   24.4        14.5        15.6
Other (1)                                         (24.5)      (12.1)      (14.6)
                                               --------------------------------
Total                                          $  248.4    $  182.6    $  198.6
                                               ================================

OPERATING PROFIT MARGIN
Specialty Retail Stores                           10.2%        8.3%        9.6%
Direct Marketing                                   6.7%        4.5%        5.5%
Total (2)                                          8.7%        7.3%        8.5%
                                               ================================

(1) Other includes the operations of Kate Spade LLC and Gurwitch Bristow
Products, corporate expenses, and e-commerce expenses incurred to launch the Company's Web site.
(2) Includes Other.
(3) Amounts restated for change from last-in, first-out (LIFO) method of accounting for inventories to the first-in, first-out (FIFO) method as well as restated for leased department sales.


FISCAL 2000 COMPARED TO FISCAL 1999
Revenues in fiscal 2000 increased $339.6 million to $2.85 billion from $2.52 billion in fiscal 1999. The 13.5% increase was primarily attributable to higher overall comparable sales. Total comparable sales increased 11.8%. Comparable sales increased 10.4% at Neiman Marcus Stores, 14.6% at Bergdorf Goodman, and 13.1% at Neiman Marcus Direct.

Cost  of  goods  sold  including  buying  and  occupancy  costs increased 9.7% to $1.87 billion in fiscal 2000 from $1.70 billion in fiscal 1999, primarily due to increased sales. As a percentage of revenues, cost of goods sold was 65.3% in fiscal 2000 compared to 67.6% in fiscal 1999. The proportionate decrease in fiscal 2000 resulted primarily from higher gross margins at both Neiman Marcus Stores and Bergdorf Goodman in comparison to the prior year, principally as a result of lower markdowns and, to a lesser extent, higher gross margins at Neiman Marcus Direct.

Selling, general and administrative expenses increased 17.8% in fiscal 2000 to $725.4 million from $615.9 million in fiscal 1999. As a percentage of revenues, selling, general and administrative expenses increased to 25.4% in fiscal 2000 from 24.5% in fiscal 1999. The proportionate increase in fiscal 2000 was primarily due to approximately $24.0 million of costs incurred to launch the Company's e-commerce initiative.
[END PAGE 30]

[BEGIN PAGE 31]
Corporate expenses, which consist primarily of charges for salaries, benefits and overhead for the individuals who provide services under the intercompany services agreement with Harcourt General and professional fees, decreased 3.3% to $15.9 million from $16.4 million in the prior year. The decrease resulted primarily from expenses incurred in the prior year in connection with the Company's recapitalization.

Operating  earnings increased by 36.0% to $248.4  million  from
$182.6   million   in  the  prior  year.  This   increase   was
attributable to higher sales and higher gross margins.

Interest expense increased 1.6% in fiscal 2000 to $25.4 million from $25.0 million in the prior year. The increase resulted from higher average borrowings which resulted primarily from borrowings incurred to repay the Company's securitization upon maturities during the second half of fiscal 2000.

The Company's effective income tax rate was 38% in fiscal 2000, as compared to 39% in fiscal 1999.

FISCAL 1999 COMPARED TO FISCAL 1998
Revenues in fiscal 1999 increased $177.3 million to $2.52 billion from $2.34 billion in fiscal 1998. The 7.6% increase was primarily attributable to higher overall comparable sales, sales from Chef's Catalog, acquired in January 1998, and the new Neiman Marcus store in Hawaii which opened in September 1998. Total comparable sales increased 2.6%. Comparable sales increased 3.4% at Neiman Marcus Stores, decreased 2.3% at Bergdorf Goodman, and increased 2.0% at Neiman Marcus Direct.

Cost  of  goods  sold  including  buying  and  occupancy  costs increased 8.4% to $1.70 billion in fiscal 1999 from $1.57 billion in fiscal 1998, primarily due to increased sales. As a percentage of revenues, cost of goods sold was 67.6% in fiscal 1999 compared to 67.1% in fiscal 1998. The increase in fiscal 1999 resulted primarily from lower gross margins at both Neiman Marcus Stores and Bergdorf Goodman in comparison to the prior year, principally as a result of higher markdowns.

Selling, general and administrative expenses increased 10.8% in fiscal 1999 to $615.9 million from $556.1 million in fiscal 1998. As a percentage of revenues, selling, general and administrative expenses increased to 24.5% in fiscal 1999 from 23.8% in fiscal 1998. The proportionate increase in 1999 was primarily due to higher selling and sales promotion expenses.

Corporate expenses, which consist primarily of charges for salaries, benefits and overhead for the individuals who provide services under the intercompany services agreement with Harcourt General and professional fees, increased 12.2% to $16.4 million from $14.6 million in the prior year. The increase resulted primarily from expenses incurred in connection with the Company's recapitalization.

Operating earnings decreased by 8.0% to $182.6 million from $198.6 million in the prior year. This decrease was attributable to lower gross margins, higher selling and sales promotion costs and Bergdorf Goodman's decline in comparable sales.

Interest expense increased 14.2% in fiscal 1999 to $25.0 million from $21.9 million in the prior year. The increase resulted from higher average borrowings as well as a higher effective interest rate, which resulted from the issuance of fixed rate debt in May 1998.

The Company's effective income tax rate was 39% in fiscal 1999, as compared to 40% in fiscal 1998.
[END PAGE 31]

[BEGIN PAGE 32]
LIQUIDITY AND CAPITAL RESOURCES
In fiscal 2000, the Company had sufficient cash flows from operations and its revolving credit facility to finance its working capital needs, capital expenditures, repayments under the Company's securitization, and stock repurchases. Operating activities provided net cash of $255.1 million in fiscal 2000.

The Company's capital expenditures in fiscal 2000 included the construction of new stores and existing store renovations. Capital expenditures were $89.0 million in fiscal 2000, $91.0 million in fiscal 1999 and $81.2 million in fiscal 1998. The
Company opened a new Neiman Marcus store in Honolulu's Ala Moana Center in September 1998. Capital expenditures are currently estimated to approximate $175 million for fiscal 2001.

In February 1999, the Company acquired a 56% interest in Kate Spade LLC for approximately $33.6 million in cash. In November 1998, the Company acquired a 51% interest in Gurwitch Bristow Products for approximately $6.7 million in cash. Both acquisitions were funded primarily through borrowings under the Company's revolving credit facility. In January 1998 the Company acquired Chef's Catalog for approximately $31.0 million in cash, which was also funded primarily through borrowings under the Company's revolving credit facility.

In April 2000, the Company's Board of Directors authorized the repurchase of an additional two million shares under the Company's stock repurchase program. During the year ended July 29, 2000, the Company repurchased 2,075,400 shares at an average price of $24.06 per share, and 1,924,600 shares were remaining under this program at July 29, 2000. During the years ended July 31, 1999 and August 1, 1998, the Company repurchased 827,000 and 160,100 shares at average prices of $18.57 and $29.32 per share, respectively.

In May 1998, the Company issued $250 million of senior notes and debentures to the public, the proceeds from which were used to repay borrowings outstanding on the Company's revolving credit facility. The debt is comprised of $125 million 6.65% senior notes due 2008 and $125 million 7.125% senior debentures due 2028. Interest on the securities is payable semiannually. At July 29, 2000, the Company had $370.0 million available under its $450.0 million revolving credit facility, which expires in October 2002.

The Company's five year revolving securitization of its accounts receivable matured during fiscal 2000. The Company primarily financed the repayment of the Class A and B certificates, which were sold to investors and had an aggregate principal value of $246 million, with a new securitization. Under the new securitization, the Company sold substantially all of the Neiman Marcus and Bergdorf Goodman credit card receivables through a subsidiary to a trust in exchange for certificates representing undivided interests in such receivables. The Class A Certificates, which have an aggregate principal value of $225 million, were sold to investors.

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

At July 29, 2000 and July 31,1999 the fair values of the Company's fixed rate debt were estimated at $215.2 million and $230.4 million, respectively, using quoted market prices and comparable publicly-traded issues. Such fair values were less than carrying value by approximately $34.5 million and $22.3 million at July 29, 2000 and July 31, 1999, respectively. Market risk is estimated as the potential change in fair value resulting from a hypothetical 10% adverse change in interest rates and amounted to approximately $14.4 million at July 29, 2000.
[END PAGE 32]

[BEGIN PAGE 33]
At July 29, 2000 and July 31, 1999, the Company had $80.0 million and $25.0 million, respectively, of variable rate borrowings outstanding under its revolving credit facility, which approximate fair value. A hypothetical 10% adverse change in interest rates for this variable rate debt would have an approximate $.7 million negative effect on the Company's earnings and cash flows.

The Company uses derivative financial instruments to manage foreign currency risk related to merchandise inventories. The effect of such instruments was not material to the Company's financial condition, results of operations, or cash flows.

SEASONALITY
The specialty retail industry is seasonal in nature, and a disproportionately higher level of the Company's sales and earnings are generated in the fall and holiday selling seasons. The Company's working capital requirements and inventories increase substantially in the first quarter in anticipation of the holiday selling season.

IMPACT OF INFLATION
The Company has adjusted selling prices to maintain certain profit levels and will continue to do so as economic conditions permit. In general, management believes that the impact of inflation or of changing prices has not had a material effect on the Company's results of operations during the last three fiscal years.

RECENT ACCOUNTING PRONOUNCEMENTS
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which will require recognition of all derivatives as either assets or liabilities on the balance sheet at fair value. In June 1999, the issuance of SFAS 137, "Accounting for Derivative Instruments and Hedging Activities," delayed the provisions of SFAS 133 to be effective for fiscal 2001. The Company believes that the effect of adopting these new standards relates primarily to its use of forward foreign currency contracts. The Company expects that such contracts, used to manage foreign currency risk related to the purchase of merchandise inventories, will meet the criteria for hedge accounting and, as a result, the changes in fair values of these contracts will be reported in other comprehensive income rather than in results of operations. The Company does not expect such amounts to be material.

FORWARD-LOOKING STATEMENTS
Statements in this report referring to the expected future plans and performance of the Company are forward-looking statements. Actual future results may differ materially from such statements. Factors that could affect future performance include, but are not limited to: changes in economic conditions or consumer confidence; changes in consumer preferences or fashion trends; delays in anticipated store openings; adverse weather conditions, particularly during peak selling seasons; changes in demographic or retail environments; competitive influences; significant increases in paper, printing and postage costs; and changes in the Company's relationships with designers and other resources.
[END PAGE 33]

[BEGIN PAGE 34]

CONSOLIDATED BALANCE SHEETS


                                                           July 29,    July 31,
(Dollar Amounts in Thousands)                                  2000        1999
                                                         ----------------------
ASSETS                                                               (Restated)

CURRENT ASSETS
Cash and equivalents                                     $  175,385  $   29,191
Undivided interests in NMG Credit Card Master Trust         211,581     133,151
Accounts receivable, less allowance for doubtful accounts of
        $200 and $2,300                                      19,279      59,317
Merchandise inventories                                     575,344     545,252
Deferred income taxes                                        26,078      21,815
Other current assets                                         61,671      53,102
                                                         ----------------------
     TOTAL CURRENT ASSETS                                 1,069,338     841,828
                                                         ----------------------
PROPERTY AND EQUIPMENT
Land, buildings and improvements                            527,153     486,862
Fixtures and equipment                                      391,714     364,757
Construction in progress                                     69,440      47,656
                                                         ----------------------
                                                            988,307     899,275
Less accumulated depreciation and amortization              448,572     385,836
                                                         ----------------------
PROPERTY AND EQUIPMENT, NET                                 539,735     513,439
                                                         ----------------------

OTHER ASSETS
Trademarks and other intangible assets, net                 128,581     134,853
Other, net                                                   24,403      28,730
                                                         ----------------------
                                                            152,984     163,583
                                                         ----------------------

                                                        $ 1,762,057 $ 1,518,850
                                                         ======================

LIABILITIES AND SHAREHOLDERS` EQUITY

CURRENT LIABILITIES
Notes payable and current maturities of long-term
   liabilities                                          $       787 $       921
Accounts payable                                            270,957     203,071
Accrued liabilities                                         220,562     192,188
                                                         ----------------------
     TOTAL CURRENT LIABILITIES                              492,306     396,180
                                                         ----------------------

LONG-TERM LIABILITIES
Notes and debentures                                        329,663     274,640
Other long-term liabilities                                  73,954      74,664
Deferred income taxes                                        31,510      32,038
                                                         ----------------------
     TOTAL LONG-TERM LIABILITIES                            435,127     381,342
                                                         ----------------------
MINORITY INTEREST                                             8,882       4,485

COMMITMENTS AND CONTINGENCIES

COMMON STOCKS
Common Stock-$.01 par value                                       -         490
Class A Common Stock-$.01 par value
     Authorized-100 million shares; issued and
     outstanding-27,531,797 shares                              275           -
Class B Common Stock-$.01 par value
     Authorized-100 million shares; issued and
     outstanding-19,941,432 shares                              200           -
ADDITIONAL PAID-IN CAPITAL                                  422,186     467,283
RETAINED EARNINGS                                           403,081     269,070
                                                         ----------------------
     TOTAL SHAREHOLDERS' EQUITY                             825,742     736,843
                                                         ----------------------
                                                        $ 1,762,057 $ 1,518,850
                                                         ======================

See Notes to Consolidated Financial Statements.

[END PAGE 34]

[BEGIN PAGE 35]

CONSOLIDATED STATEMENTS OF EARNINGS

                                                         Years Ended
                                            ------------------------------------
                                               July 29,     July 31,   August 1,
(In Thousands, Except for Per Share Data)          2000        1999        1998
                                            ------------------------------------
                                                         (Restated)  (Restated)
Revenues                                    $ 2,854,629 $ 2,515,008 $ 2,337,684
Cost of goods sold including buying and
      occupancy costs                         1,865,008   1,700,098   1,568,439
Selling, general and administrative expenses    725,399     615,890     556,051
Corporate expenses                               15,868      16,406      14,620
                                            ------------------------------------

Operating earnings                              248,354     182,614     198,574

Interest expense                                 25,375      24,972      21,862
                                            ------------------------------------

Earnings before income taxes and
     minority interest                          222,979     157,642     176,712
Income taxes                                     84,732      61,480      70,685
                                            ------------------------------------

Earnings before minority interest               138,247      96,162     106,027
Minority interest in net earnings
     of subsidiaries                             (4,236)     (1,310)          -
                                            ------------------------------------
Net earnings                                $   134,011 $    94,852 $   106,027
                                            ====================================
Weighted average number of common
     and common equivalent shares outstanding:

     Basic                                       48,460      49,129      49,808
                                            ====================================
     Diluted                                     48,721      49,237      49,981
                                            ====================================

Earnings per share:
     Basic                                  $      2.77  $     1.93 $      2.13
                                            ====================================
     Diluted                                $      2.75  $     1.93 $      2.12
                                            ====================================

See Notes to Consolidated Financial Statements.

[END PAGE 35]

[BEGIN PAGE 36]

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                          Years Ended
                                             -----------------------------------
                                                July 29,    July 31,   August 1,
(In Thousands)                                     2000        1999         1998
                                             -----------------------------------

                                                          (Restated)  (Restated)

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                 $  134,011  $   94,852 $   106,027
Adjustments to reconcile net earnings to net
   cash provided by operating activities:
   Depreciation and amortization                 68,878      64,921      60,097
   Deferred income taxes                         (4,791)      3,702         228
   Minority interest                              4,236       1,310           -
   Other                                          4,457      (5,680)      1,299
Changes in current assets and liabilities:
   Accounts receivable                          (11,103)     (1,999)      2,431
   Merchandise inventories                      (30,092)    (27,842)    (32,506)
   Accounts payable and accrued liabilities      98,035     (18,784)     48,641
   Other                                         (8,569)      8,151      (3,985)
                                             -----------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES       255,062     118,631     182,232
                                             ===================================
CASH FLOWS USED FOR INVESTING ACTIVITIES
Additions to property and equipment             (89,032)    (91,026)    (81,176)
Purchases of held-to-maturity securities       (969,393)   (641,364)   (636,342)
Maturities of held-to-maturity securities       963,104     647,080     625,816
Acquisitions, net of cash acquired                    -     (36,754)    (31,000)
                                             -----------------------------------

NET CASH USED FOR INVESTING ACTIVITIES          (95,321)   (122,064)   (122,702)
                                             ===================================

CASH FLOWS USED FOR FINANCING ACTIVITIES
Proceeds from borrowings                         55,000           -     249,617
Repayment of debt                                     -     (10,000)   (265,000)
Repayment of receivables securitization        (246,000)          -           -
Proceeds from receivables securitization        225,000           -           -
Repurchase of common stock                      (49,930)    (15,356)     (4,694)
Distribution paid                                (2,435)          -           -
Other equity activities                           4,818       1,336         330
                                             -----------------------------------

NET CASH USED FOR FINANCING ACTIVITIES          (13,547)    (24,020)    (19,747)
                                             ===================================

CASH AND EQUIVALENTS
Increase (decrease) during the year             146,194     (27,453)     39,783
Beginning balance                                29,191      56,644      16,861
                                             -----------------------------------
Ending balance                              $   175,385 $    29,191 $    56,644
                                             ===================================

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
Cash paid during the year for:
   Interest                                 $    24,777 $    26,098 $    20,932
                                             ===================================
   Income taxes                             $    88,784 $    62,626 $    59,656
                                             ===================================

See Notes to Consolidated Financial Statements.

[END PAGE 36]

[BEGIN PAGE 37]

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                         Additional
                                           Common Stock     Paid-in    Retained
(In Thousands)                       Shares      Amount     Capital    Earnings
                                     ------------------------------------------
BALANCE-AUGUST 3, 1997               49,873   $     499  $  485,658  $   68,571
Adjustment for sales returns reserve,
     net                                  -           -           -      (9,440)
Adjustment for change of accounting
     method for inventories, net          -           -           -       9,060
                                     ------------------------------------------

RESTATED BALANCE-AUGUST 3, 1997      49,873         499     485,658      68,191

Net earnings                              -           -           -     106,027
Repurchase of common stock             (160)         (2)     (4,692)          -
Other equity transactions                47           1         329           -
                                     ------------------------------------------

BALANCE-AUGUST 1, 1998               49,760         498     481,295     174,218

Net earnings                              -           -           -      94,852
Repurchase of common stock             (827)        (11)    (15,345)          -
Other equity transactions               106           3       1,333           -
                                     ------------------------------------------

BALANCE-JULY 31, 1999                49,039         490     467,283     269,070

Net earnings                              -           -           -     134,011
Repurchase of common stock           (2,075)        (21)    (49,909)          -
Other equity transactions               495           6       4,812           -
                                     ------------------------------------------

BALANCE-JULY 29, 2000                47,459   $     475  $  422,186  $  403,081
                                     ==========================================

See Notes to Consolidated Financial Statements.

[END PAGE 37]

[BEGIN PAGE 38]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF REPORTING

The Company's businesses consist of specialty retail stores, which include Neiman Marcus Stores and Bergdorf Goodman, and Neiman Marcus Direct, the Company's direct marketing operation. The consolidated financial statements include the accounts of all of the Company's majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company's fiscal year ends on the Saturday closest to July 31.

Prior year amounts have been restated and reclassified to conform with the current presentation.


CASH AND EQUIVALENTS

Cash   and  equivalents  consist  of  cash  and  highly  liquid
investments with maturities of three months or less from the date of purchase.


UNDIVIDED INTERESTS IN NMG CREDIT CARD MASTER TRUST

The Company's five year revolving securitization of its accounts receivable matured in July 2000. During the year ended July 29, 2000, the Company used its credit facility to repay the $246 million of certificates which matured under the 1995 securitization. In July 2000, the Company ultimately financed the repayment of the certificates primarily with the proceeds from a new five year, floating rate securitization transaction.

Under the new securitization, the Company sold substantially all of its Neiman Marcus and Bergdorf Goodman credit card receivables through a subsidiary to The Neiman Marcus Group
Master   Trust  (the  "Trust")  in  exchange  for  certificates
representing undivided interests in such receivables. The undivided interests in the Trust include the interests retained by the Company's subsidiary which are represented by the Class
B Certificate ($23.8 million), Class C Certificate ($68.2 million) and the Seller's Certificate (the excess of the total
receivables   transferred  to  the  Trust  over   the   portion
represented by $225 million Class A Certificates sold to investors and the Class B and Class C Certificates). The undivided interests in the Trust represent securities which the Company intends to hold to maturity in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Due to the short-term revolving nature of the credit card portfolio, the carrying value of the Company's undivided interests in the Trust approximates fair value.


MERCHANDISE INVENTORIES

In fiscal 2000, the Company changed its method of determining the cost of inventories from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. Management believes that the FIFO method better measures the current value of such inventories and provides a more appropriate matching of revenues and expenses. Under the current low-inflationary environment, the use of the FIFO method more accurately reflects the Company's financial position.
[END PAGE 38]

[BEGIN PAGE 39]
The change to the FIFO method has been applied by retroactively restating the accompanying consolidated financial statements. The effect of this change was to increase merchandise inventories, taxes payable and retained earnings by $15.1 million, $6.0 million and $9.1 million, respectively, as of August 2, 1997. For the years ended July 31, 1999 and August 1, 1998, the effect of the change increased net earnings by $1.3 million and decreased net earnings by $.3 million, respectively. For the years ended July 31, 1999 and August 1, 1998, the effect of the change increased diluted earnings per share by $.03 and decreased diluted earnings per share by $.01.


OTHER LONG-TERM LIABILITIES

Other   long-term  liabilities  consist  primarily  of  certain
employee   benefit  obligations,  postretirement  health   care
benefits and the liability for scheduled rent increases.


DERIVATIVES

The Company uses treasury lock agreements (a derivative) as a means of managing interest-rate risk associated with current debt or anticipated debt transactions. The differentials to be received or paid under these contracts designated as hedges are deferred and amortized to interest expense over the remaining life of the associated debt. The Company also enters into forward foreign currency exchange contracts to minimize foreign currency exposure related to purchases of inventory. Gains and losses related to such contracts which qualify as hedges are deferred and recognized in the period the hedge settles. Gains and losses which do not qualify as hedges are marked to market and recognized currently. Derivative financial instruments are not held for trading purposes.


DEPRECIATION AND AMORTIZATION

Depreciation and amortization are provided on a straight-line basis over the shorter of the estimated useful lives of the related assets or the lease term. Buildings and improvements are depreciated over 10 to 30 years while fixtures and equipment are depreciated over two to 15 years.

When property and equipment are retired or have been fully depreciated, the cost and the related accumulated depreciation are eliminated from the respective accounts. Gains or losses arising from dispositions are reported as income or expense.

Intangibles are amortized on a straight-line basis  over  their
estimated  useful  lives,  ranging  from  four  to  40   years.
Amortization expense was $6.3 million in 2000, $6.4 million in 1999 and $4.8 million in 1998.

Upon occurrence of an event or a change in circumstances, the Company compares the carrying value of its long-lived assets against projected undiscounted cash fiows to determine whether any impairment exists and to evaluate the reasonableness of the depreciation or amortization periods.


INCOME TAXES

Income taxes are calculated in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109) "Accounting for Income Taxes." SFAS 109 requires the asset and liability method of accounting for income taxes.
[END PAGE 39]

[BEGIN PAGE 40]
REVENUE RECOGNITION

The Company recognizes revenue at point-of-sale or upon shipment. Sales from leased departments were previously recorded on a gross basis, with separate presentation of sales and cost of goods sold. In accordance with the provisions of Staff Accounting Bulletin No.101, "Revenue Recognition in Financial Statements," the current year presentation has been changed and previous years restated. As restated, commissions from leased departments are included in total revenues. Such restatements had no impact on previously reported gross profit, operating earnings, net earnings, shareholders' equity or cash fiows.

Prior to fiscal 2000, the Company did not record sales returns on the accrual basis of accounting because the difference between the cash and accrual basis was not material. In fiscal 2000, the Company began accruing sales returns. Accordingly, the Company restated prior periods to adjust the opening balance sheet as of August 2, 1997 to establish a returns reserve of $16.0 million (classified in current liabilities), record a corresponding increase in deferred tax assets of $6.6 million and a decrease in retained earnings of $9.4 million. In fiscal 2000, the Company recorded a charge of $4.3 million or $.06 per share. Such charge included $1.9 million, or $.02 per share, which related to fiscal years 1999 and 1998. The 1999 and 1998 net income was not restated as such amounts were not material.


FINANCE CHARGE INCOME AND CREDIT RISK

The Company's credit operations generate finance charge income, which is recognized as income when earned and is recorded as a reduction of selling, general and administrative expenses. Finance charge income amounted to $51.9 million in 2000, $45.8 million in 1999 and $47.8 million in 1998. The securitization of the Company's credit card receivables had the effect of reducing finance change income by $13.2 million in 2000 and $19.0 million in each of 1999 and 1998.

Concentration of credit risk with respect to trade receivables is limited due to the large number of customers to whom the Company extends credit. Ongoing credit evaluation of customers' financial positions is performed, and collateral is not required as a condition of extending credit. The Company maintains reserves for potential credit losses.


PREOPENING EXPENSES

Costs associated with the opening of new stores are expensed as incurred.


ADVERTISING AND CATALOGUE COSTS

Direct response advertising relates primarily to the production and distribution of the Company's catalogues and is amortized over the estimated life of the catalogue. The estimated lives of catalogues are based on their expected revenue streams, which range from three to six months. All other advertising costs are expensed in the period incurred. Advertising expenses were $140.4 million, $125.0 million and $114.4 million in 2000, 1999 and 1998, respectively. Direct response advertising amounts included in other current assets in the consolidated balance sheets as of July 29, 2000 and July 31, 1999 were $12.7 million and $10.6 million, respectively.


SIGNIFICANT ESTIMATES

The Company estimates the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources. The primary estimates underlying the Company's consolidated financial statements include allowances for doubtful accounts and sales returns, accruals for pension and postretirement benefits, accruals for loyalty programs and other matters. Actual results could differ from these estimates. Management bases its estimates on historical experience and on various assumptions which are believed to be reasonable under the circumstances.
[END PAGE 40]

[BEGIN PAGE 41]
RECENT ACCOUNTING DEVELOPMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which will require recognition and measurement of all derivatives as either assets or liabilities on the balance sheet at fair value. In June 1999, the issuance of SFAS 137, "Accounting for Derivative Instruments and Hedging Activities," delayed the provisions of SFAS 133 to be effective for fiscal 2001. The Company believes that the effect of adopting these new standards relates primarily to its use of forward foreign currency contracts. The Company expects that such contracts, used to manage foreign currency risk related to the purchase of merchandise inventories, will meet the criteria for hedge accounting and, as a result, the changes in fair values of these contracts will be reported in other comprehensive income rather than in results of operations. The Company does not expect such amounts to be material.


NOTE 2. ACQUISITIONS

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

On November 2, 1998, the Company acquired a 51% interest in Gurwitch Bristow Products for approximately $6.7 million in cash. Gurwitch Bristow Products manufactures and markets the Laura Mercier cosmetic line. The acquisition has been accounted for by the purchase method of accounting and, accordingly, the results of operations of Gurwitch Bristow Products for the period from November 2, 1998 are included in the accompanying consolidated financial statements. The excess of cost over the estimated fair value of net assets acquired of $5.3 million was allocated to trademarks, which is amortized on a straight-line basis over 25 years. Assets acquired and liabilities assumed have been recorded at their estimated fair values.

On January 5, 1998, the Company acquired Chef's Catalog for approximately $31.0 million in cash. Chef's Catalog is a direct marketer of gourmet cookware and high-end kitchenware, and its operations have been integrated with Neiman Marcus Direct. The acquisition has been accounted for by the purchase method of accounting and, accordingly, the results of operations of Chef's Catalog for the period from the date of acquisition are included in the accompanying consolidated financial statements. The excess of cost over the estimated fair value of net assets acquired of $30.3 million was allocated to goodwill, customer lists, and trademarks, which are amortized on a straight-line basis over lives of 30 years, four years and 30 years, respectively.

These acquisitions did not materially impact consolidated results, and therefore no pro forma information is provided.
[END PAGE 41]

[BEGIN PAGE 42]
NOTE 3. OTHER ASSETS

                                             July 29,   July 31,
(In Thousands)                                  2000        1999
                                          ----------------------
Trademarks                                $  126,654  $  126,654
Goodwill                                      33,202      33,202
Other                                         18,600      18,600
                                          ----------------------
                                             178,456     178,456
Accumulated amortization                     (49,875)    (43,603)
                                          ----------------------
Trademarks and other intangible
      assets, net                          $  128,581 $  134,853
                                          ======================

Trademarks and goodwill are amortized using the straight-line method over their estimated useful lives, ranging from 25 to 40 years. Customer lists (which are included in Other) are amortized using the straight-line method over their estimated useful lives, ranging from four to 11 years.


NOTE 4. ACCRUED LIABILITIES

Accrued liabilities consisted of the following:
                                            July 29,    July 31,
(In Thousands)                                  2000        1999
                                          ----------------------
Accrued salaries and related liabilities   $  46,314   $  33,698
Self-insurance reserves                       23,472      25,436
Income taxes payable                          24,837      27,474
Other                                        125,939     105,580
                                          ----------------------
                                           $ 220,562   $ 192,188
                                          ======================

NOTE 5. NOTES AND DEBENTURES

Notes and debentures consisted of the following:

                                 Interest    July 29,    July 31,
(In Thousands)                       Rate        2000        1999
                                 --------------------------------
Revolving credit facility        Variable   $  80,000  $  25,000
Senior notes                        6.65%     124,879    124,863
Senior debentures                  7.125%     124,784    124,777
                                            --------------------
                                            $329,663   $ 274,640
                                            ====================

The Company has a revolving credit facility with 21 banks, pursuant to which the Company may borrow up to $450 million. In September 1999, the Company reduced the revolving credit facility from $650 million to reflect its current and anticipated cash flow requirements. The facility, which expires in October 2002, may be terminated by the Company at any time on three business days' notice. The rate of interest payable (6.9% at July 29, 2000) varies according to one of four pricing options selected by the Company. The revolving credit facility contains covenants which require the Company to maintain certain leverage and fixed charge ratios.

In May 1998, the Company issued $250 million of senior notes and debentures to the public. The proceeds of the debt offering were used to repay borrowings outstanding on the Company's revolving credit facility. The debt is comprised of $125 million 6.65% senior notes due 2008 and $125 million 7.125% senior debentures due 2028. Interest on the securities is payable semiannually.

The  aggregate  maturities of notes and debentures  are  $0  in fiscal  2001 and fiscal 2002, $80.0 million in fiscal 2003,  $0 in fiscal 2004 and fiscal 2005 and $249.7 million thereafter.
[END PAGE 42]

[BEGIN PAGE 43]
NOTE 6. SHAREHOLDERS' EQUITY

SPIN-OFF FROM HARCOURT GENERAL, INC.

On October 22, 1999, Harcourt General, Inc. (Harcourt General) completed the spin-off of its controlling equity position in the Company in a tax-free distribution to its shareholders. Harcourt General distributed approximately 21.4 million of its approximately 26.4 million shares of the Company.
Harcourt General retained approximately 5.0 million shares. Each common shareholder of Harcourt General received .3013 of a share of Class B Common Stock of the Company for every share of Harcourt General Common Stock and Class B Stock held on October 12, 1999, which was the record date for the distribution. This transaction had no impact on the reported equity of the Company.

The Company and Harcourt General are parties to an agreement pursuant to which Harcourt General provides certain management, accounting, financial, legal, tax and other corporate services to the Company. The fees for these services are based on Harcourt General's costs and are subject to the approval of a committee of directors of the Company who are independent of Harcourt General. This agreement may be terminated by either party on 180 days' notice. Charges to the Company under this agreement were $6.2 million in 2000, $6.0 million in 1999 and $5.4 million in 1998.

Most of the senior officers of the Company serve in similar capacities with Harcourt General. Three of such officers also serve as directors of both companies.


AUTHORIZED CAPITAL

On September 15, 1999, shareholders of the Company approved a proposal to amend the Company's Restated Certificate of Incorporation to increase the Company's authorized capital to 250 million shares of common stock (consisting of 100 million shares of Class A Common Stock, 100 million shares of Class B Common Stock and 50 million shares of a new Class C Common Stock (having one-tenth (1/10) of one vote per share)) and 50 million shares of preferred stock.


STOCKHOLDER RIGHTS PLAN

On October 6, 1999, the Company's Board of Directors adopted a stockholder rights plan. The rights plan is designed to improve the ability of the Company's board to protect and advance the interests of the Company's stockholders in the event of an unsolicited proposal to acquire a significant interest in the Company.


EXECUTIVE STOCK PURCHASE LOAN PLAN

In accordance with the provisions of the Loan Plan, outstanding loans were used to acquire shares of common stock either in the open market or pursuant to stock option exercises and to discharge certain tax liabilities incurred in connection with the exercise of stock options and the release of restrictions on previous grants of restricted common stock. The loans are secured by a pledge of the purchased shares and bear interest at an annual rate of 5%, payable quarterly. Pursuant to the terms of the Loan Plan, each executive officer's loan will become due and payable seven months after his or her employment with the Company terminates. Loans outstanding as of July 29, 2000 were $1.7 million.
[END PAGE 43]

[BEGIN PAGE 44]
COMMON STOCK

Common stock is entitled to dividends if and when declared by the Board of Directors, and each share of Class A and Class B Common Stock outstanding carries one vote. Holders of common stock have no cumulative voting, conversion, redemption or preemptive rights.


COMMON STOCK INCENTIVE PLANS

The Company has established common stock incentive plans allowing for the granting of stock options, stock appreciation rights (SARs) and stock-based awards to its employees. The Company applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its plans. Compensation cost for restricted stock is recognized on a straight-line basis over the expected life of the award with the offsetting entry to additional paid-in capital. For performance accelerated restricted stock, the expected life is determined based on management's best estimate of the number of years from the grant date to the date at which it is probable that the performance targets will be met (four or five years, depending on the grant). Compensation cost is calculated as if all instruments granted that are subject only to a service requirement will vest. The effect of actual forfeitures is recognized, prospectively, upon occurrence.

The Company has adopted the disclosure-only provision of the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Had the fair-value based method of accounting been applied at grant date to the Company's stock incentive plans, net earnings and earnings per share would have been reduced to pro forma amounts for the years ended July 29, 2000, July 31, 1999 and August 1, 1998 as follows:

(In Thousands, Except for Per Share Amounts)
                                    2000        1999        1998
                              ----------------------------------
Net earnings:                             (Restated)  (Restated)
   As reported                $  134,011  $   94,852  $  106,027
   Pro forma                  $  129,914  $   93,028  $  105,039
Basic earnings per share:
   As reported                  $   2.77  $     1.93  $     2.13
   Pro forma                    $   2.68  $     1.89  $     2.11
Diluted earnings per share:
   As reported                  $   2.75  $     1.93  $     2.12
   Pro forma                    $   2.67  $     1.89  $     2.10


The effects on pro forma net earnings and earnings per share of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported net earnings for future years due to such factors as the vesting period of the stock options and the potential for issuance of additional stock options in future years. In addition, the disclosure requirements of SFAS 123 are applicable only to options granted subsequent to July 30, 1995.

The Company has adopted the 1997 Incentive Plan (the "1997 Plan") which is currently used for grants of equity-based awards to employees. All outstanding equity-based awards at July 29, 2000 were granted under the Company's 1997 Plan and the 1987 Stock Incentive Plan. At July 29, 2000, there were 2.2 million shares of common stock available for grants under the 1997 Plan.
[END PAGE 44]

[BEGIN PAGE 45]
In fiscal years 2000, 1999 and 1998, the Company granted 453,500 restricted shares, 58,300 restricted shares and 46,650 restricted shares, respectively, at weighted-average grant date fair values of $23.50, $24.81 and $32.94. The Company records compensation expense on a straight-line basis over the expected life of the restricted stock granted. Compensation expense related to restricted stock grants was $2.6 million, $1.1 million and $0.8 million in fiscal years 2000, 1999 and 1998, respectively.

Options outstanding at July 29, 2000 were granted at prices (not less than 100% of the fair market value on the date of the grant) varying from $11.63 to $33.38. Options generally vest ratably over five years and expire after ten years. There were 127 employees with options outstanding at July 29, 2000. For all outstanding options at July 29, 2000, the weighted-average exercise price was $24.28 and the weighted -average remaining contractual life was approximately 7.9 years. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2000, 1999 and 1998, respectively:

                                    2000        1999        1998
                                   -----------------------------
Expected life (years)                  7           7           8
Expected volatility                40.8%       45.6%       29.4%
Risk-free interest rate             6.0%        6.0%        5.5%
                                   =============================

A  summary  of the status of the Company's 1997 and 1987  Stock
Incentive Plans as of July 29, 2000, July 31, 1999 and August  1,
1998 and changes during the years ending on those dates is presented below:


                                     2000                    1999                    1998
                                --------------------------------------------------------------------
                                            Weighted-               Weighted-              Weighted-
                                              Average                 Average                Average
                                             Exercise                Exercise               Exercise
                                   Shares       Price      Shares       Price      Shares      Price
                                --------------------------------------------------------------------
Options outstanding
     at beginning of year       1,179,700  $    24.36     847,960  $    23.83     660,780 $    17.95
Granted                         1,410,150       23.93     468,000       24.82     325,800      32.87
SAR Surrenders                          -           -           -           -    (107,240)     17.75
Exercised                         (80,800)      15.08     (47,400)      14.62      (2,300)     14.90
Canceled                         (231,950)      25.22     (88,860)      26.98     (29,080)     24.92
                                ---------               ---------                 -------
Outstanding at
     end of year                2,277,100 $     24.28   1,179,700  $    24.36     847,960 $    23.83
                                =========               =========                 =======
Options exercisable
     at year-end                  515,180 $     22.06     403,150  $    19.23     286,700 $    15.53
                                =========               =========                 =======

[END PAGE 45]

[BEGIN PAGE 46]
The weighted-average fair value of options granted in 2000, 1999 and 1998 was $12.83, $14.17 and $15.94, respectively.


The following summarizes information about the Company's stock options as of July 29, 2000.

                                         Options Outstanding          Options Exercisable
                          ----------------------------------------- -----------------------
                                              Weighted-   Weighted-               Weighted-
                               Shares           Average     Average      Shares     Average
                          Outstanding         Remaining    Exercise Outstanding    Exercise
Range of Exercise Prices   At 7/29/00  Contractual Life       Price At 7/29/00        Price
                          ----------------------------------------- -----------------------

$11.63 - $15.38               275,350             3.1   $   14.23     260,850    $  14.17
$22.94 - $24.94             1,384,750             8.9   $   23.61      89,000    $  24.82
$25.94 - $29.19               282,100             9.4   $   27.00       2,200    $  29.19
$32.94 - $33.38               334,900             6.5   $   33.05     163,130    $  33.08
----------------            ---------                                 -------
 $11.63 - $33.38            2,277,100             7.9   $   24.28     515,180    $  22.06
================            =========                                 =======


NOTE 7. STOCK REPURCHASE PROGRAM

In September 1998, the Company's Board of Directors authorized an increase in the stock repurchase program to 1.5 million shares. In October 1999, the Company's Board of Directors authorized an increase in the stock repurchase program to two million shares. In April 2000, the Company's Board of Directors authorized the repurchase of an additional two million shares.

During the year ended July 29, 2000, the Company repurchased 2,075,400 shares at an average price of $24.06 per share under this stock repurchase program; 1,924,600 shares were remaining under this program at July 29, 2000. During the years ended July 31, 1999 and August 1, 1998, the Company repurchased 827,000 and 160,100 shares at an average price of $18.57 and $29.32 per share, respectively.


NOTE 8. INCOME TAXES

Income tax expense was as follows:

                                           Years ended
                              ----------------------------------
                                July 29,    July 31,   August 1,
(In Thousands)                      2000        1999        1998
                              ----------------------------------
Current:                                  (Restated)  (Restated)
Federal                       $   82,371  $   57,167  $   61,925
State                              7,152       7,309       8,532
                              ----------------------------------
                                  89,523      64,476      70,457
                              ----------------------------------

Deferred:
Federal                           (4,328)     (1,993)       (101)
State                               (463)     (1,003)        329
                              ----------------------------------
                                 (4,791)     (2,996)         228
                              ----------------------------------
Income tax expense            $   84,732  $   61,480  $   70,685
                              ==================================

The Company's effective income tax rate was 38% in 2000, 39% in 1999 and 40% in 1998. The difference between the statutory federal tax rate and the effective tax rate is due primarily to state income taxes.
[END PAGE 46]

[START PAGE 47]
Significant components of the Company's net deferred income tax liability stated on a gross basis were as follows:

                                            July 29,    July 31,
(In Thousands)                                  2000        1999
                                          ----------------------
Gross deferred income tax assets:                     (Restated)
   Financial accruals and reserves        $   26,444  $   23,871
   Employee benefits                          26,166      25,640
   Inventories                                 2,238       2,667
   Deferred lease payments                     1,658       2,003
   Other                                         572         493
                                          ----------------------
      Total deferred tax assets               57,078      54,674
Gross deferred income tax liabilities:
   Excess tax depreciation                   (54,042)    (55,610)
   Pension accrual                            (1,590)     (1,273)
   Other assets previously deducted on
         tax return                           (6,878)     (8,014)
                                          ----------------------
          Total deferred tax liabilities     (62,510)    (64,897)
                                          ----------------------
Net deferred income tax liability         ($   5,432) ($  10,223)
                                          ======================


NOTE 9. PENSION PLANS AND POSTRETIREMENT HEALTH CARE BENEFITS

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

Retirees and active employees hired prior to March 1, 1989 are eligible for certain limited postretirement health care benefits if they have met certain service and minimum age requirements. The cost of these benefits is accrued during the years in which an employee provides services. The Company paid postretirement health care benefit claims of $1.6 million during 2000, $1.2 million during 1999 and $1.3 million during 1998.

Components of net pension expense were as follows:

                                                                      Years Ended
                                                          --------------------------------
                                                          July 29,     July 31,  August 1,
(In Thousands)                                                2000         1999       1998
                                                          --------------------------------
Service cost                                             $   7,696    $   7,160 $    5,527
Interest cost on projected
   benefit obligation                                       13,760       12,641     10,843
Expected return on assets                                  (13,637)     (11,826)    (9,270)
Net amortization and deferral                                1,036        1,208      1,178
                                                          --------------------------------
Net pension expense                                      $   8,855    $   9,183 $    8,278
                                                         =================================

[END PAGE 47]

[START PAGE 48]
The periodic postretirement health care benefit cost was as follows:

                                                                      Years Ended
                                                          --------------------------------
                                                          July 29,     July 31,  August 1,
(In Thousands)                                                2000         1999       1998
                                                          --------------------------------
Service cost                                              $     75          136  $     155
Interest cost on accumulated benefit
   obligation                                                  856        1,151      1,282
Net amortization and deferral                                 (342)         (17)       (30)
                                                          --------------------------------
Net periodic cost                                         $    589     $  1,270  $   1,407
                                                          =================================

The changes in the benefit obligations and the reconciliations of the funded status of the Company's plans to the consolidated balance sheets were as follows:

CHANGE IN BENEFIT OBLIGATIONS:               Pension Benefits        Postretirement Benefits
                                          ----------------------     -----------------------
(In Thousands)                                  2000        1999             2000     1999
                                          ----------------------     -----------------------

Benefit obligations at
   beginning of year                      $  183,772  $  179,427        $  13,642  $16,942
Service cost                                   7,696       7,160               75      136
Interest                                      13,760      12,641              856    1,151
Benefits paid                                 (7,495)     (5,710)          (1,574)  (1,247)
Actuarial gain                                (7,965)     (9,746)          (2,035)  (3,340)
                                          ----------------------     -----------------------

Benefit obligations at end of year        $  189,768  $  183,772        $  10,964 $ 13,642
                                          ======================     =======================
CHANGE IN PLAN ASSETS:
                                                                             Pension Plans
                                                                     -----------------------
(In Thousands)                                                               2000     1999
                                                                     -----------------------
Fair value of plan assets at beginning of year                         $  163,665 $159,093
Actual return on assets                                                    21,011    9,302
Company contributions                                                       2,243      980
Benefits paid                                                              (7,495)  (5,710)
                                                                     -----------------------
Fair value of plan assets at end of year                               $  179,424 $163,665
                                                                     =======================

FUNDED STATUS:                                Pension Plans           Postretirement Plans
                                          ----------------------     -----------------------
(In Thousands)                                 2000        1999             2000     1999
                                          ----------------------     -----------------------

Fair value of plan assets
   less than benefit obligation            ($ 10,344) ($  20,107)       ($ 10,964)($ 13,642)
Unrecognized net actuarial gain              (25,027)     (9,195)          (7,036)   (5,343)
Unrecognized prior service cost                4,794       4,845                -        -
Unrecognized net obligation at transition      1,815       2,305                -        -
                                          ----------------------     -----------------------

Liability recognized in the
   consolidated balance sheets             ($ 28,762)  ($ 22,152)       ($ 18,000)($ 18,985)
                                          ======================     =======================

WEIGHTED-AVERAGE ASSUMPTIONS:                                       Pension Benefits
                                                            --------------------------------
                                                            2000             1999     1998
                                                            --------------------------------
Discount rate                                              7.75%             7.5%     7.0%
Expected long-term rate of return on plan assets            9.0%             9.0%     9.0%
Rate of future compensation increases                       5.0%             5.0%     5.0%


The weighted average assumptions for postretirement health care benefits included a discount rate of 7.75% in 2000, 7.5% in 1999 and 7.0% in 1998.
[END PAGE 48]

[BEGIN PAGE 49]
For measurement purposes, a 6.0% annual rate of increase in the per capita cost of covered care benefits was assumed for fiscal
2001, and a 5.0% annual rate was assumed for fiscal 2002 and beyond.

If the health care trend rate was increased one percentage point, postretirement benefit costs for the year ended July 29, 2000 would have been $.1 million higher, and the accumulated postretirement benefit obligation as of July 29, 2000 would have been $1.1 million higher. If the health care trend rate was decreased one percentage point, postretirement benefit costs for the year ended July 29, 2000 would have been $.1 million lower, and the accumulated postretirement benefit obligations as of July 29, 2000 would have been $.9 million lower.

The Company has a qualified defined contribution 401(k) plan, which covers substantially all employees. Employees make contributions to the plan, and the Company matches 65% of the first 2% and 25% of the next 4% of an employee's contribution up to a maximum of 6% of the employee's compensation. Company contributions for the years ended July 29, 2000, July 31, 1999 and August 1, 1998 were $4.3 million, $2.9 million, and $2.9 million, respectively.


NOTE 10. COMMITMENTS AND CONTINGENCIES


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

Rent expense under operating leases was as follows:

                                           Years Ended
                               ---------------------------------
                                July 29,    July 31,   August 1,
(In Thousands)                      2000        1999        1998
                               ---------------------------------
Minimum rent                   $  36,100   $  34,000   $  31,800
Rent based on revenues            16,000      14,500      13,300
                               ---------------------------------
Total rent expense             $  52,100   $  48,500   $  45,100
                               =================================

Future minimum lease payments, excluding renewal options, under operating leases are as follows: fiscal 2001-$38.6 million; fiscal 2002-$38.3 million; fiscal 2003-$36.9 million; fiscal 2004-$40.0 million; fiscal 2005-$39.3 million; all years thereafter-$527.4 million.


LITIGATION

The Company is involved in various suits and claims in the ordinary course of business. Management does not believe that the disposition of any such suits and claims will have a material adverse effect upon the consolidated results of operations, cash fiows or the financial position of the Company.
[END PAGE 49]

[BEGIN PAGE 50]

LETTERS OF CREDIT
The Company had approximately $12.9 million of outstanding irrevocable letters of credit relating to purchase commitments and insurance liabilities at July 29, 2000.


FORWARD FOREIGN CURRENCY CONTRACTS

At July 29, 2000, the Company had forward foreign currency contracts outstanding, which mature at various dates through August 2001, to buy the equivalent of $52.4 million of inventory. The fair value of such contracts was approximately $3.0 million lower than their contractual value, with such difference included in results of operations in fiscal 2000.


NOTE 11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The   estimated   fair   values  of  the  Company's   financial
instruments are as reported and disclosed in the consolidated financial statements, and as discussed below.


DEBT

The fair values of the Company's senior notes and debentures were $215.2 million and $230.4 million, as of July 29, 2000 and July 31, 1999, respectively, and were based upon quoted prices and comparable publicly traded issues. The corresponding book values of the Company's senior notes and debentures were $249.7 million and $249.6 million as of July 29, 2000 and July 31, 1999, respectively.


NOTE 12. EARNINGS PER SHARE

Pursuant to the provisions of SFAS 128, the weighted-average shares used in computing basic and diluted earnings per share
(EPS) are presented in the table below. No adjustments were made to net earnings applicable to common shareholders for the computations of basic and diluted EPS during the periods presented.

Options to purchase 614,500 shares and 395,910 shares of common stock were not included in the computations of diluted EPS for the years ended July 29, 2000 and July 31, 1999, respectively, because the exercise price of those options was greater than the average market price of the common shares. All options were included in the computation of diluted EPS for the year ended August 1, 1998 because the exercise price of those options was less than the average market price of the common shares.

                                            Year Ended
                                  -------------------------------
                                  July 29,   July 31,   August 1,
(In Thousands of Shares)             2000       1999        1998
                                  -------------------------------
Shares for computation of
      basic EPS                    48,460     49,129      49,808
Effect of dilutive stock options
   and nonvested stock under
   common stock incentive plans       261        108         173
                                  -------------------------------
Shares for computation of
      diluted EPS                  48,721     49,237      49,981
                                  ==============================

[END PAGE 50]

[BEGIN PAGE 51]
NOTE 13. SEGMENT REPORTING

In 1999, the Company adopted SFAS 131, "Disclosure about Segments of an Enterprise and Related Information," which established reporting and disclosure standards for an enterprise's operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and regularly reviewed by the Company's senior management. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Company's senior management evaluates the performance of the Company's assets on a consolidated basis. Therefore, separate financial information for the Company's assets on a segment basis is not available. Interest expense is not allocated by segment, and neither interest expense nor depreciation and amortization by segment is regularly reviewed by senior management.

In applying SFAS 131, the Company identified two reportable segments, which are as follows: specialty retail stores and direct marketing. The specialty retail stores segment includes all Neiman Marcus and Bergdorf Goodman retail stores. Direct marketing includes the operations of Neiman Marcus Direct, which publishes NM by Mail, the Horchow catalogues, Chef's Catalog and the Neiman Marcus Christmas Catalogue. Other includes corporate expenses, costs incurred to launch the Company's e-commerce business, and operations which do not meet the quantitative thresholds of SFAS 131, including Kate Spade and Gurwitch Bristow Products.

The   following  tables  set  forth  the  information  for  the
Company's reportable segments:

                                          Year ended
                             -----------------------------------
                                July 29,    July 31,   August 1,
(In Thousands)                      2000        1999        1998
                             -----------------------------------
REVENUES:                                 (RESTATED)  (RESTATED)
Specialty Retail Stores      $ 2,424,909 $ 2,171,038 $ 2,053,890
Direct Marketing                 363,815     321,747     283,794
Other                             65,905      22,223           -
                             -----------------------------------
Total                        $ 2,854,629 $ 2,515,008 $ 2,337,684
                             ===================================
OPERATING EARNINGS:
Specialty Retail Stores      $   248,452 $   180,182 $   197,623
Direct Marketing                  24,369      14,543      15,571
Other                            (24,467)    (12,111)    (14,620)
                             -----------------------------------
Total                        $   248,354 $   182,614 $   198,574
                             ===================================

CAPITAL EXPENDITURES:
Specialty Retail Stores      $    73,234 $    89,296 $    79,920
Direct Marketing                   3,298         970       1,256
Other                             12,500         760           -
                             -----------------------------------
Total                        $    89,032 $    91,026 $    81,176
                             ===================================

[END PAGE 51]

[BEGIN PAGE 52]
NOTE 14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                  Year Ended July 29, 2000
                                -----------------------------------------------------------
                                     First      Second      Third       Fourth
                                   Quarter     Quarter    Quarter      Quarter       Total
                                -----------------------------------------------------------
                                (Restated)  (Restated)  (Restated)
(In Millions, Except for Per Share Data)

Revenues                        $    668.3  $    878.1  $    683.8  $    624.4  $  2,854.6
                                ==========================================================
Gross profit                    $    252.0  $    288.7  $    256.7  $    192.2  $    989.6
                                ==========================================================
Net earnings                    $     37.4  $     41.3  $     45.2  $     10.1  $    134.0
                                ==========================================================

Earnings per share:
   Basic                        $     0.76  $     0.85  $     0.94  $     0.22  $     2.77
                                ==========================================================
   Diluted                      $     0.76  $     0.84  $     0.94  $     0.21  $     2.75
                                ==========================================================


                                                      Year Ended July 31, 1999 (Restated)
                                -----------------------------------------------------------
                                     First      Second      Third       Fourth
                                   Quarter     Quarter     Quarter     Quarter       Total
                                -----------------------------------------------------------
Revenues                        $    578.7  $    779.6  $    602.6  $    554.1  $  2,515.0
                                ==========================================================
Gross profit                    $    203.2  $    242.4  $    215.3  $    154.0  $    814.9
                                ==========================================================
Net earnings                    $     25.6  $     31.2  $     35.8  $      2.3  $     94.9
                                ==========================================================
Earnings per share:
   Basic                        $     0.52  $     0.64  $     0.73  $     0.05  $     1.93
                                ==========================================================
   Diluted                      $     0.52  $     0.64  $     0.73  $     0.05  $     1.93
                                ==========================================================

[END PAGE 52]

[BEGIN PAGE 53]
INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS AND SHAREHOLDERS
THE NEIMAN MARCUS GROUP, INC.
CHESTNUT HILL, MASSACHUSETTS

We have audited the accompanying consolidated balance sheets of The Neiman Marcus Group, Inc. and subsidiaries as of July 29,
2000 and July 31, 1999, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three fiscal years in the period ended July 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Neiman Marcus Group, Inc. and subsidiaries as of July 29, 2000 and July 31, 1999, and the results of their
operations   and   their   cash   flows   for   each   of   the   three   fiscal
years   in   the   period   ended   July   29,   2000,   in   conformity    with
accounting   principles   generally   accepted   in   the   United   States   of
America.

As    discussed    in   Note   1,   the   accompanying   financial    statements
have   been   restated  to  reflect  an  accrual  for  sales  returns   and   to
change the method of accounting for inventories.

/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
Boston, Massachusetts
August 31, 2000



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

/s/ John R. Cook
JOHN R. COOK
Senior Vice President and
Chief Financial Officer

/s/ Catherine N. Janowski
CATHERINE N. JANOWSKI
Vice President and Controller
[END PAGE 53]

[BEGIN PAGE 54]

                                                       Years Ended
                                  --------------------------------------------------------
                                  July 29,   July 31,   August 1,   August 2,    August 3,
                                      2000      1999         1998        1997     1996(a)
                                  --------------------------------------------------------
(In Millions, Except for Per Share Data)
OPERATING RESULTS:                          (Restated)  (Restated)  (Restated)  (Restated)
Revenues                         $ 2,854.6  $  2,515.0  $  2,337.7  $  2,180.6  $  2,042.4
                                 =========================================================
Net earnings                     $   134.0  $     94.9  $    106.0  $     92.1  $     77.0
                                 =========================================================
Net earnings
   applicable to common
   shareholders                  $   134.0  $     94.9  $    106.0  $     63.6  $     47.9
                                 =========================================================
Basic amounts per share
   applicable to common
   shareholders:
Basic net earnings               $    2.77  $     1.93  $     2.13  $     1.35  $     1.26
                                 =========================================================
Diluted amounts per share
   applicable to common
   shareholders:
Diluted net earnings             $    2.75  $     1.93 $     2.12  $     1.34   $     1.25
                                 =========================================================

FINANCIAL POSITION:
Total assets                     $ 1,762.1  $  1,518.9  $  1,459.0  $  1,309.5  $  1,272.4
Long-term liabilities            $   435.1  $    381.3  $    392.8  $    401.6  $    395.3


The   selected  financial  data  should  be  read  in  conjunction  with   the
Consolidated Financial Statements contained elsewhere in this report.

(a) Fiscal 1996 was a 53-week year.

[END PAGE 54]

[BEGIN PAGE 55]

SHAREHOLDER INFORMATION

Requests   for  general  information  or  published   financial
information should be made in writing to:


CORPORATE RELATIONS DEPARTMENT
The Neiman Marcus Group, Inc.
Post Office Box 9187
Chestnut Hill, MA 02467-9187
(617) 232-0760


TRANSFER AGENT AND REGISTRAR
Fleet National Bank
c/o EquiServe
Post Office Box 8040
Boston, MA  02266-8040
(800) 730-4001


FORM 10-K
The Company's Form 10-K as filed with the Securities and Exchange
Commission is available upon written request to the Corporate
Relations Department of the Company.


STOCK INFORMATION

The Neiman Marcus Group's Class A Common Stock and Class B Com mon Stock are currently traded on the New York Stock Exchange under the symbols NMG.A and NMG.B, respectively. Class B Common Stock was distributed by Harcourt General to its shareholders in October 1999.

The following table indicates for the past two fiscal years the quarterly price range of the Common Stock, traded under the symbol NMG prior to the Company's recapitalization during the first quarter of fiscal 2000.

                     NMG.A 2000      NMG.B 2000          1999
                  --------------  --------------  --------------
Quarter             High     Low    High     Low    High     Low
                  --------------  --------------  --------------

First             $25.06  $21.31  $24.75  $21.06  $33.50  $16.08
Second            $28.69  $23.00  $27.00  $21.13  $26.75  $22.08
Third             $28.50  $20.00  $28.31  $19.25  $27.00  $22.00
Fourth            $33.19  $24.00  $32.00  $23.13  $31.00  $24.18
                  ==============  ==============  ==============


The Neiman Marcus Group is an Equal Opportunity Employer.

Visit    The    Neiman    Marcus    Group    Web    site     at
www.NeimanMarcusGroup.com.


ANNUAL MEETING
The Annual Meeting of Stockholders will be held on Friday, January 19, 2001 at 10:00 a.m. at the Company's Corporate
Headquarters, 27 Boylston Street, Chestnut Hill, Massachusetts.


SHARES OUTSTANDING
The Neiman Marcus Group had 27.5 million shares of Class A Common
Stock and 19.9 million shares of Class B Common Stock outstanding, and 11,355 and 4,126 common shareholders of record, respectively, at July 29, 2000.


CORPORATE ADDRESS
The Neiman Marcus Group, Inc.
27 Boylston Street
Post Office Box 9187
Chestnut Hill, MA 02467-9187
(617) 232-0760
[END PAGE 55]